Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-161586
333-161586-01
PROSPECTUS

CONVERGYS CORPORATION

Offer to exchange
up to $125,000,000 aggregate principal amount of
5.75% Junior Subordinated Convertible Debentures due 2029
for up to $122,549,019 aggregate principal amount of our outstanding 4.875% Senior Notes due 2009
(CUSIP No. 212485 AD8)

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,020 principal amount of our new 5.75% Junior Subordinated Convertible Debentures due 2029 (the “2029 Debentures”) for each $1,000 principal amount of our 4.875% Senior Notes due 2009 (the “2009 Senior Notes”), provided that the maximum aggregate principal amount of 2029 Debentures that we will issue is $125,000,000 (the “Maximum Issue Amount”). We refer to this offer as the “Exchange Offer.” We will accept for exchange a maximum aggregate principal amount of 2009 Senior Notes validly tendered and not validly withdrawn (with adjustments downward to avoid the exchange of 2009 Senior Notes in a principal amount other than integral amounts of $1,000) on a pro rata basis, such that the aggregate principal amount of 2029 Debentures issued in the Exchange Offer does not exceed the Maximum Issue Amount. As of September 8, 2009, the aggregate principal amount of 2009 Senior Notes outstanding was $192.6 million. We will also pay in cash accrued and unpaid interest on the 2009 Senior Notes accepted for exchange from the last applicable interest payment date to, but excluding, the date on which the exchange of 2009 Senior Notes accepted for exchange is settled (such date is referred to herein as the “Settlement Date”). The 2029 Debentures will be issued only in denominations of $1,000 and integral multiples of $1,000.

Our common shares are traded on The New York Stock Exchange under the symbol “CVG.” On September 8, 2009, the last reported sale price of our common shares on The New York Stock Exchange was $10.87 per share. The 2009 Senior Notes are not listed for trading on any national securities exchange. The 2029 Debentures will not be listed on any national securities exchange, but the common shares underlying the 2029 Debentures will be approved for listing by The New York Stock Exchange upon issuance.

We urge you to read carefully the “Risk factors” section beginning on page 21 of this prospectus before you make any decision regarding the Exchange Offer.

None of us, the Dealer Manager, the Exchange Agent, the Information Agent or any other person is making any recommendation as to whether or not you should tender your 2009 Senior Notes for exchange in the Exchange Offer. You must make your own decision whether to tender 2009 Senior Notes in the Exchange Offer, and, if so, the amount of 2009 Senior Notes to tender.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Exchange Offer is:

J.P. Morgan

The date of this prospectus is September 9, 2009.

(Cover page continued)

The 2029 Debentures will be our junior unsecured obligations.

The 2029 Debentures will be convertible into cash and our common shares (subject to our right to pay cash in respect of all or a portion of such shares), if any, pursuant to the terms of the 2029 Debentures. The initial conversion rate of the 2029 Debentures will be specified in the indenture, and will equal $1,000, divided by the initial conversion price. The initial conversion price will be equal to the greater of (i) 125% of the “average VWAP” and (ii) $11.93 (the “Minimum Conversion Price”). The “average VWAP” means the arithmetic average of the “daily VWAP” for each trading day during the three trading day period ending on, and including, the second business day prior to the Expiration Date (as defined below) (such period, the “Averaging Period”), rounded to four decimal places. The “daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CVG.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus. Because the initial conversion price will not be less than $11.93, in no event will the initial conversion rate be greater than 83.8223 of our common shares per $1,000 principal amount of 2029 Debentures. Throughout the Exchange Offer, holders of the 2009 Senior Notes can obtain the indicative average VWAP and the resulting indicative initial conversion price and initial conversion rate with respect to the 2029 Debentures at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus.

The Exchange Offer is subject to the general conditions discussed under “The Exchange Offer—Conditions to the Exchange Offer”, including the condition that the registration statement of which this prospectus forms a part must have become effective under the Securities Act of 1933, as amended (the “Securities Act”) and shall not be subject to a stop order, and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC. The Exchange Offer is also conditioned on a minimum aggregate principal amount of 2009 Senior Notes being validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer.

Holders may withdraw their tendered 2009 Senior Notes at any time prior to the expiration of the Exchange Offer in accordance with the procedures described in this prospectus. In addition, holders may withdraw any tendered 2009 Senior Notes that are not accepted for exchange by us after the expiration of 40 business days from September 9, 2009, if such 2009 Senior Notes have not been previously returned to you.

The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless extended or earlier terminated by us. Any reference in this prospectus to the “Expiration Date” means October 6, 2009, or, if the Exchange Offer is extended or earlier terminated by us, such other date to which the Exchange Offer is extended or as of which the Exchange Offer is terminated by us. Any reference in this prospectus to the “expiration of the Exchange Offer” means midnight, New York City time, on the Expiration Date. If the Exchange Offer is extended before the commencement of the originally scheduled Averaging Period, the Averaging Period described above will be reset to correspond to the new Expiration Date. Any extension announced after the commencement of the originally scheduled Averaging Period will not affect the Averaging Period.

See “Description of differences between the 2029 Debentures and the 2009 Senior Notes” for a summary of the material differences between the 2029 Debentures and the 2009 Senior Notes.

Except as otherwise expressly provided herein and unless the context otherwise requires, in this prospectus, the terms “the Company,” “we,” “us,” “our” and “Convergys” refer to Convergys Corporation and its subsidiaries.

Neither we nor any of our representatives is making any representation to you regarding the legality of a tender of 2009 Senior Notes by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of tendering your 2009 Senior Notes in the Exchange Offer.

In deciding whether to tender 2009 Senior Notes in the Exchange Offer, you must rely on your own examination of our business and the terms of the Exchange Offer, including the merits and risks involved. The information contained or incorporated by reference in this prospectus is part of a registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”). You should rely only on the information and representations contained or incorporated by reference in this prospectus. Neither we, the Dealer Manager, the Exchange Agent, nor the Information Agent has authorized any other person to provide you with different information. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Neither we nor any of our representatives are making an offer to sell the 2029 Debentures in any jurisdiction in which the Exchange Offer is not permitted.

Forward-looking statements

Some of the statements contained and incorporated by reference in this prospectus that are not historical in nature may constitute forward-looking statements. These statements are often identified by the words “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” or similar expressions. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control.

All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk factors” in this prospectus, and under the captions “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures About Market Risk” and “Controls and Procedures” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our subsequently filed Quarterly Reports on Form 10-Q, as applicable, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation, except as required by law, to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety. Before deciding whether to participate in the Exchange Offer, you should consider carefully all of the factors set forth or referred to in this prospectus that could cause actual results to differ.

Where you can find more information

Available information

We file periodic reports, proxy statements and other information with the SEC. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov. This website address is not intended to be an active link and information on this website is not incorporated in, and should not be construed to be a part of, this prospectus.

Incorporation by reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. This prospectus incorporates business and financial information about us that is not included in or delivered with the prospectus. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2009 and June 30, 2009;

•	our Current Reports on Form 8-K filed February 5, 2009, February 9, 2009, July 6, 2009 and August 26, 2009; and

•	our Registration Statement on Form 8-A dated August 6, 1998.

We also incorporate by reference any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items, unless otherwise indicated therein) after the date of this prospectus until the consummation of this Exchange Offer or the termination of this Exchange Offer. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit not specifically incorporated by reference upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. All requests for such copies should be directed to:

Corporate Secretary’s Office
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202.

In order to ensure timely delivery of documents, you must request this information no later than five business days before the scheduled Expiration Date. Accordingly, any request for documents should be made by September 29, 2009 to ensure timely delivery of the documents prior to such date.

Questions and answers about the Exchange Offer

These answers to questions that you may have as a holder of our 2009 Senior Notes are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the Exchange Offer and the other considerations that may be important to your decision about whether to participate in the Exchange Offer, you should carefully read this prospectus in its entirety, including the section entitled “Risk factors,” as well as the information incorporated by reference in this prospectus. See “Where you can find more information.”

1.	Why are you making the Exchange Offer?

The purpose of the Exchange Offer is to provide us with increased financial flexibility, improved liquidity, and an extension of our long-term debt maturity structure.

2.	What securities are the subject of the Exchange Offer?

The securities that are the subject of the Exchange Offer are the 2009 Senior Notes. As of September 8, 2009, the aggregate principal amount of the 2009 Senior Notes outstanding was $192.6 million.

3.	What aggregate principal amount of 2009 Senior Notes is being sought in the Exchange Offer?

We will accept for exchange a maximum aggregate principal amount of 2009 Senior Notes validly tendered and not validly withdrawn (with adjustments downward to avoid the exchange of 2009 Senior Notes in a principal amount other than integral amounts of $1,000) on a pro rata basis, such that the aggregate principal amount of 2029 Debentures issued in the Exchange Offer does not exceed the Maximum Issue Amount of $125,000,000. See “The Exchange Offer—Maximum Issue Amount; Proration” for more information on the proration of validly tendered 2009 Senior Notes.

4.	Who may participate in the Exchange Offer?

Any holder of 2009 Senior Notes during the Exchange Offer period may participate in the Exchange Offer.

Although we have mailed this prospectus to all registered holders of the 2009 Senior Notes as of the date of this prospectus, including holders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any 2029 Debentures in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries other than the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. We have not taken any action under non-U.S. regulations to facilitate a public offer to exchange the 2009 Senior Notes for 2029 Debentures outside the United States. Therefore, the ability of any holder resident outside of the United States to tender 2009 Senior Notes in the Exchange Offer will depend on whether there is an exemption available under the laws of such holder’s home country that would permit the holder to participate in the Exchange Offer without the need for us to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Holders of 2009 Senior Notes resident outside of the United States should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the 2029 Debentures that may apply in their home countries. Neither we nor the Dealer Manager can provide any assurance about whether such limitations may exist.

5.	What will I receive in the Exchange Offer if my 2009 Senior Notes are accepted for exchange?

Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, we are offering to exchange $1,020 principal amount of our new 2029 Debentures for each $1,000 principal amount of our 2009 Senior Notes. We will also pay in cash accrued and unpaid interest on 2009 Senior Notes accepted for exchange from the last applicable interest payment date to, but excluding, the Settlement Date. Subject to the satisfaction or, if permissible, waiver of all conditions to the Exchange Offer and the terms of the Exchange Offer described in this prospectus, 2009 Senior Notes that are validly tendered and not validly withdrawn will be accepted for exchange in accordance with the terms of the Exchange Offer. The maximum aggregate principal amount of 2029 Debentures that may be issued in the Exchange Offer is $125,000,000.

6.	In what denominations will the 2029 Debentures be issued? What will happen if I am otherwise entitled to receive 2029 Debentures in a principal amount less than the minimum denomination in which the 2029 Debentures will be issued?

The 2029 Debentures will be issued only in minimum denominations of $1,000 and integral multiples of $1,000. In lieu of issuing 2029 Debentures in denominations of other than a minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof, if the amount of 2009 Senior Notes accepted for exchange from a particular holder is such that the minimum denomination threshold of the 2029 Debentures is not reached, we will deliver cash at settlement equal to the entire principal amount of 2029 Debentures that would otherwise have been issued to such holder but for the minimum denomination threshold.

7.	Is the Exchange Offer subject to a minimum condition?

Yes. The Exchange Offer is conditioned on a minimum aggregate principal amount of 2009 Senior Notes being validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer. The Exchange Offer is also subject to the other conditions discussed under “The Exchange Offer—Conditions to the Exchange Offer.” Also see Question 23 below, “What are the conditions to the Exchange Offer?”

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8.	How does the interest rate on the 2029 Debentures compare to the interest rate on the 2009 Senior Notes?

The interest rate on the 2009 Senior Notes is 4.875% per annum. Holders of 2029 Debentures will receive interest payments at an annual rate of 5.75%. The 2029 Debentures may also accrue additional and/or contingent interest in certain circumstances. Interest will be payable on the 2029 Debentures on March 15 and September 15 of each year, beginning on March 15, 2010, until the 2029 Debentures mature on September 15, 2029, unless earlier converted, redeemed or repurchased. See “Description of the 2029 Debentures—Interest,” “Description of the 2029 Debentures—Contingent interest” and “Description of differences between the 2029 Debentures and the 2009 Senior Notes.”

Any 2009 Senior Notes that are not accepted for exchange in the Exchange Offer will mature on December 15, 2009, unless earlier redeemed or repurchased. There are no remaining interest payment dates on the 2009 Senior Notes prior to maturity on December 15, 2009.

9.	Are the 2009 Senior Notes listed on a national securities exchange?

No, the 2009 Senior Notes are not listed on a national securities exchange. You should consult with your bank, broker or financial advisor in order to obtain information regarding the market prices for the 2009 Senior Notes.

10.	What is a recent market price of your common shares?

Our common shares are traded on The New York Stock Exchange under the symbol “CVG.” The last reported sale price of our common shares on September 8, 2009 was $10.87 per share.

11.	What are the applicable conversion prices and conversion rates of the 2029 Debentures offered in the Exchange Offer?

Each $1,000 principal amount of 2029 Debentures will be convertible, into, at our election (i) cash, (ii) our common shares or (iii) a combination of cash and our common shares pursuant to the terms of the 2029 Debentures. The initial conversion rate of the 2029 Debentures will be specified in the indenture, and will equal $1,000, divided by the initial conversion price. The initial conversion price will be equal to the greater of (i) 125% of the “average VWAP” and (ii) the Minimum Conversion Price. The “average VWAP” means the arithmetic average of the “daily VWAP” for each trading day during the three trading day period ending on, and including, the second business day prior to the Expiration Date (the “Averaging Period”), rounded to four decimal places ,provided that if an extension of the Exchange Offer is announced before the commencement of the originally scheduled Averaging Period, the Averaging Period will be reset to correspond to the new Expiration Date. Any extension announced after the commencement of the originally scheduled Averaging Period will not affect the Averaging Period. The “daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CVG.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

Examples of the initial conversion price and initial conversion rate if the average VWAP is a specified level appear in the table below. Because the initial conversion price will not be less than $11.93, in no event will the initial conversion rate be greater than 83.8223 of our common shares per $1,000 principal amount of 2029 Debentures.

		Initial Conversion
Sample Average VWAP	Initial Conversion Price	Rate per $1,000 Principal Amount

$7.00	$11.93	83.8223
$8.00	$11.93	83.8223
$9.00	$11.93	83.8223
$9.54	$11.93	83.8223
$10.00	$12.50	80.0000
$11.00	$13.75	72.7273
$12.00	$15.00	66.6667
$13.00	$16.25	61.5385
$14.00	$17.50	57.1429
$15.00	$18.75	53.3333
$16.00	$20.00	50.0000
$17.00	$21.25	47.0588
$18.00	$22.50	44.4444

12.	How can I obtain information regarding the determination of the initial conversion price and the initial conversion rate?

Throughout the Exchange Offer, you can obtain the indicative average VWAP and the resulting indicative initial conversion price and initial conversion rate with respect to the 2029 Debentures at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus. We will announce the definitive initial conversion price and initial conversion rate with respect to the 2029 Debentures by press release no later than 9:00 a.m. New York City time, on the business day immediately preceding the Expiration Date, and the definitive initial conversion price and initial conversion rate also will be available by that time at http://www.dfking.com/convergys and from the Information Agent.

13.	Is there a minimum conversion price for the 2029 Debentures?

Yes. If the average VWAP is equal to or less than $9.54, the initial conversion price will equal $11.93, the Minimum Conversion Price, in which case, the initial conversion rate will be 83.8223 of our common shares per $1,000 principal amount of 2029 Debentures.

14.	When can I exercise the conversion rights associated with the 2029 Debentures?

Prior to September 15, 2028, the 2029 Debentures will only be convertible under certain circumstances. See “Description of the 2029 Debentures” for a description of the conversion conditions applicable to the 2029 Debentures.

15.	What rights will I lose if I exchange my 2009 Senior Notes in the Exchange Offer?

If you validly tender and do not validly withdraw your 2009 Senior Notes and we accept them for exchange, you will lose the rights of a holder of 2009 Senior Notes with respect to the 2009 Senior Notes that are exchanged. For example, you would lose the right to receive any and all payments of principal and interest upon maturity of the 2009 Senior Notes on December 15, 2009 in accordance with the terms of the 2009 Senior Notes, as the case may be, with respect to the 2009 Senior Notes that are accepted for exchange in the Exchange Offer. In addition, if you exchange 2009 Senior Notes for 2029 Debentures, your ranking as a holder of our debt will be lower. See “Description of differences between the 2029 Debentures and the 2009 Senior Notes.”

16.	May I tender only a portion of the 2009 Senior Notes that I hold?

Yes. You do not have to tender all of your 2009 Senior Notes in order to participate in the Exchange Offer. However, you may only tender 2009 Senior Notes for exchange in integral multiples of $1,000 principal amount.

17.	If the Exchange Offer is consummated and I do not participate in the Exchange Offer or I do not exchange all of my 2009 Senior Notes in the Exchange Offer, how will my rights and obligations under my remaining outstanding 2009 Senior Notes be affected?

The terms of your 2009 Senior Notes that remain outstanding after the consummation of the Exchange Offer will not change as a result of the Exchange Offer. However, if a sufficiently large aggregate principal amount of 2009 Senior Notes does not remain outstanding after the Exchange Offer, the trading markets for the remaining outstanding principal amount of 2009 Senior Notes, as the case may be, may be less liquid. See Question 29 below, “How will the Exchange Offer affect the trading markets for the 2009 Senior Notes that are not accepted for exchange?”

18.	What do you intend to do with the 2009 Senior Notes that are accepted for exchange in the Exchange Offer?

The 2009 Senior Notes accepted for exchange by us in the Exchange Offer will be cancelled and retired.

19.	Are you making a recommendation regarding whether I should participate in the Exchange Offer?

None of us, the Dealer Manager, the Exchange Agent or the Information Agent is making any recommendation regarding whether you should tender or refrain from tendering your 2009 Senior Notes for exchange in the Exchange Offer. Accordingly, you must make your own determination as to whether to tender your 2009 Senior Notes for exchange in the Exchange Offer and, if so, the amount of 2009 Senior Notes to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth in the section of this prospectus entitled “Risk factors,” and in the documents incorporated by reference in this prospectus.

20.	When will I receive the Exchange Offer consideration for my 2009 Senior Notes tendered and accepted for exchange pursuant to the Exchange Offer?

The 2029 Debentures and cash, if any, deliverable in respect of 2009 Senior Notes accepted for exchange pursuant to the Exchange Offer will be delivered to the Exchange Agent (or upon its instruction to The Depository Trust Company (“DTC”)), as agent for the holders whose 2009 Senior Notes have been accepted for exchange, promptly following the Expiration Date.

Settlement will not occur until after any final proration factor is determined. We may be unable to announce the final proration factor until at least three New York Stock Exchange trading days after the Expiration Date to the extent that 2009 Senior Notes are tendered by notice of guaranteed delivery, which notices will not require the 2009 Senior Notes tendered thereby to be delivered until the third New York Stock Exchange trading day following the Expiration Date. See “The Exchange Offer—Guaranteed delivery procedures.”

21.	Will the 2029 Debentures to be issued in the Exchange Offer be freely tradable?

2029 Debentures received pursuant to this Exchange Offer generally may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.

22.	Do you or any of your affiliates have any current plans to purchase any 2009 Senior Notes that remain outstanding subsequent to the expiration of the Exchange Offer?

No.

Although we and our affiliates do not have any current plans to purchase any 2009 Senior Notes that remain outstanding subsequent to the expiration of the Exchange Offer, we and our affiliates reserve the right, in our or their absolute discretion, to do so. Following completion of the Exchange Offer, we may repurchase additional 2009 Senior Notes that remain outstanding in the open market, in privately negotiated transactions, in new exchange offers, through redemptions or otherwise. Future purchases or exchanges of 2009 Senior Notes that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the terms of the Exchange Offer. Future purchases or exchanges, if any, will depend on many factors, which include market conditions and the condition of our business.

23.	What are the conditions to the Exchange Offer?

The Exchange Offer is subject to the conditions described in “The Exchange Offer—Conditions to the Exchange Offer,” including that the registration statement of which this prospectus forms a part shall have become effective under the Securities Act and shall not be subject to a stop order, and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC. In addition, there shall not have been, or there shall not reasonably be likely to be, a material adverse change in our business, operations, properties, condition, assets, liabilities, prospects or financial affairs. The Exchange

Offer is also conditioned on a minimum aggregate principal amount of 2009 Senior Notes being validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer.

24.	When does the Exchange Offer expire?

The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless extended or earlier terminated by us. If the Exchange Offer is extended before commencement of the originally scheduled Averaging Period, the Averaging Period will be reset to correspond to the new Expiration Date. Any extension announced after the commencement of the originally scheduled Averaging Period will not affect the Averaging Period.

25.	Under what circumstances can the Exchange Offer be extended, amended or terminated?

We reserve the right to extend the Exchange Offer for any reason. We also expressly reserve the right, at any time or from time to time, to amend the terms of the Exchange Offer in any respect prior to the expiration of the Exchange Offer. However, we may be required by law to extend the Exchange Offer if we make a material change in the terms of the Exchange Offer or to the information contained in this prospectus. During any extension of the Exchange Offer, 2009 Senior Notes that were previously tendered for exchange and not validly withdrawn will remain subject to the Exchange Offer. We also reserve the right to terminate the Exchange Offer at any time prior to the expiration of the Exchange Offer if any condition to the Exchange Offer is not met. If the Exchange Offer is terminated, no 2009 Senior Notes will be accepted for exchange, and any 2009 Senior Notes that have been tendered for exchange will be returned to the tendering holder promptly after the termination. For more information regarding our right to extend, amend or terminate the Exchange Offer, see “The Exchange Offer—Expiration Date; extension; termination; amendment.”

26.	How will I be notified if the Exchange Offer is extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of the Exchange Offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. For more information regarding notification of extensions, amendments or the termination of the Exchange Offer, see “The Exchange Offer—Expiration Date; extension; termination; amendment.”

27.	What risks should I consider in deciding whether or not to tender my 2009 Senior Notes?

In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the 2029 Debentures and our common shares that are described in the section of this prospectus entitled “Risk factors,” and the documents incorporated by reference in this prospectus.

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28.	What are the material U.S. federal income tax considerations relating to my participating in the Exchange Offer?

Please see “Material U.S. federal income tax considerations” for a discussion of the material U.S. federal income tax considerations of participating in the Exchange Offer. You should consult your own tax advisor for a full understanding of the tax considerations relating to participation in the Exchange Offer.

29.	How will the Exchange Offer affect the trading markets for the 2009 Senior Notes that are not accepted for exchange?

There currently are limited trading markets for the 2009 Senior Notes. To the extent that 2009 Senior Notes are tendered and accepted for exchange pursuant to the Exchange Offer, the trading markets for the remaining 2009 Senior Notes will be even more limited or may cease to exist altogether. A debt security with a small outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for any 2009 Senior Notes not accepted for exchange in the Exchange Offer may be adversely affected. The reduced float may also make the trading prices of the remaining 2009 Senior Notes more volatile. See “Risk factors—Risks related to participation in the Exchange Offer by holders of 2009 Senior Notes—The liquidity of any trading market that currently exists for the 2009 Senior Notes may be adversely affected by the Exchange Offer, and holders of 2009 Senior Notes who fail to participate in the Exchange Offer may find it more difficult to sell their 2009 Senior Notes after the Exchange Offer is completed.”

The 2009 Senior Notes are not listed for trading on any national securities exchange.

30.	Are your financial condition and your results of operations relevant to my decision whether to tender my 2009 Senior Notes for exchange in the Exchange Offer?

Yes. We believe that the market price of our 2009 Senior Notes is influenced, among other factors, by our financial condition and results of operations. In addition, the market price of our 2029 Debentures issued pursuant to this Exchange Offer is expected to be influenced by our financial condition and results of operations. For information about the accounting treatment of the Exchange Offer, see “The Exchange Offer—Accounting treatment.”

31.	Are any 2009 Senior Notes held by your directors or executive officers?

To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially owns any 2009 Senior Notes. For additional information, see “Interests of directors and executive officers.”

32.	Will you receive any cash proceeds from the Exchange Offer?

No. We will not receive any cash proceeds from the Exchange Offer.

33.	How do I tender my 2009 Senior Notes for exchange in the Exchange Offer?

If you beneficially own 2009 Senior Notes that are held in the name of a broker or other nominee and wish to tender such 2009 Senior Notes, you should promptly instruct your broker or other nominee to tender on your behalf.

Only a holder of record of 2009 Senior Notes may tender 2009 Senior Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must:

(1) either:

•	properly complete, duly sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile, together with any other documents required by the letter of transmittal and any other required documents, to the Exchange Agent prior to the expiration of the Exchange Offer; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder an “agent’s message” to the Exchange Agent which shall be received by the Exchange Agent prior to the expiration of the Exchange Offer, according to the procedure for book-entry transfer described below; and

(2) deliver to the Exchange Agent prior to the expiration of the Exchange Offer confirmation of book-entry transfer of your 2009 Senior Notes into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described in this prospectus.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering 2009 Senior Notes that are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto and the making of the representations and warranties contained therein) and that we may enforce that agreement against the participant.

Alternatively, if a holder wishes to tender its 2009 Senior Notes for exchange in the Exchange Offer and the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Exchange Agent prior to the expiration of the Exchange Offer, the holder must tender its 2009 Senior Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed delivery procedures.”

For more information regarding the procedures for exchanging your 2009 Senior Notes, see “The Exchange Offer—Procedures for tendering 2009 Senior Notes” and “The Exchange Offer—Book-entry transfer.”

34.	Are there procedures for guaranteed delivery of 2009 Senior Notes?

Yes. If you wish to tender your 2009 Senior Notes for exchange in the Exchange Offer and the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Exchange Agent prior to the expiration of the Exchange offer, you must tender your 2009 Senior Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed delivery procedures.”

35.	What happens if some or all of my 2009 Senior Notes are not accepted for exchange in the Exchange Offer?

Any validly tendered 2009 Senior Notes not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offer, as the case may be, to the address specified by you in the letter of transmittal or by book entry transfer into an account with DTC specified by you. For more information, see “The Exchange Offer—Withdrawal rights.”

36.	Until when may I withdraw 2009 Senior Notes previously tendered for exchange in the Exchange Offer?

You may withdraw 2009 Senior Notes that you previously tendered for exchange at any time on or prior to the expiration of the Exchange Offer. In addition, you may withdraw any 2009 Senior Notes that you tender that are not accepted for exchange by us after the expiration of 40 business days from September 9, 2009, if such 2009 Senior Notes have not been previously returned to you. See “The Exchange Offer—Withdrawal rights.”

37.	How do I withdraw 2009 Senior Notes previously tendered for exchange in the Exchange Offer?

For a withdrawal to be valid, the Exchange Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, prior to the expiration of the Exchange Offer. If you change your mind again before the expiration of the Exchange Offer, you can re-tender 2009 Senior Notes by following the exchange procedures again prior to the expiration of the Exchange Offer. For more information regarding the procedures for withdrawing tenders of 2009 Senior Notes, see “The Exchange Offer—Withdrawal rights.”

38.	Will I have to pay any fees or commissions if I tender my 2009 Senior Notes for exchange in the Exchange Offer?

You will not be required to pay any fees or commissions to us, the Dealer Manager, the Exchange Agent or the Information Agent in connection with the Exchange Offer. If your 2009 Senior Notes are held through a broker or other nominee who tenders the 2009 Senior Notes on your behalf (other than those tendered through the Dealer Manager), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

39.	With whom may I talk if I have questions about the Exchange Offer?

If you have questions regarding the terms of the Exchange Offer, please contact the Dealer Manager, J.P. Morgan Securities Inc. The address and telephone number for the Dealer Manager are set forth on the back cover of this prospectus. If you have questions regarding the procedures for tendering your 2009 Senior Notes for exchange in the Exchange Offer, please contact the Information Agent. Its address and telephone number are set forth on the back cover of this prospectus. You may also write to either of these entities at one of their respective addresses set forth on the back cover of this prospectus.

Summary

This summary provides an overview of selected information. Because this is only a summary, it may not contain all of the information that may be important to you in deciding whether to participate in the Exchange Offer. Before making a decision on whether to participate in the Exchange Offer, you should carefully read this entire prospectus, including the financial data and information contained and incorporated by reference in this prospectus and the section of this prospectus entitled “Risk factors.”

Convergys Corporation

We are a global leader in relationship management. We provide solutions that drive more value from the relationships our clients have with their customers and employees. We turn these everyday interactions into a source of profit and strategic advantage for our clients. For over 25 years, our unique combination of domain expertise, operational excellence and innovative technologies has delivered process improvement and actionable business insight to clients to enhance their relationships with customers and employees that now span more than 70 countries and 35 languages. At the end of 2008, we employed approximately 75,000 employees worldwide.

We have three reporting segments:

•	Customer Management, which provides agent-assisted services, automated self-service and technology solutions;

•	Information Management, which provides business support system and operational support system (BSS/OSS) solutions; and

•	Human Resources (HR) Management, which provides global human resource business process outsourcing (HR BPO) solutions.

The board of directors continually monitors our businesses and segments and, as appropriate, evaluates various strategies to enhance shareholder value, including by means of strategic transactions involving one or more of our businesses or segments. We currently do not have any agreements or understandings with respect to any such transactions; however, from time to time we may enter into negotiations with potential buyers of one or more of our businesses or segments. In addition, in the third quarter of 2008, we announced that we were evaluating a potential separation of the Information Management business to create two independent, publicly traded companies, each focused on its own set of business opportunities. We retained a third-party financial advisor to assist us with this process. In January 2009, given reduced technology spending by the communications industry and turmoil in capital markets, we determined that we were not in a position to separate the Information Management business at that time. However, this or other transactions could occur in the future and could be material, although there can be no assurance that such transactions will occur.

Customer Management

Our Customer Management segment partners with clients to deliver customer solutions that enhance the value of their customer relationships, turning the customer experience into a strategic differentiator. As an end-to-end single-source provider of self-service, agent-assisted and proactive care, we combine consulting, innovative technology and agent-assisted services to optimize the customer experience and strengthen customer relationships. Whether contact center operations are on-premises, fully outsourced or blended, we customize our solutions to meet our clients’ needs.

Our global service delivery capabilities provide our clients with the right solution mix of skill sets, geographies, technology, operations management and industry expertise. We provide comprehensive and integrated multi-channel care using a global service delivery infrastructure of agent-assisted and multi-channel automated self-service that operates 24 hours a day, 365 days a year. Our services include multilingual program support.

Customer Management solutions are organized into two areas: (1) agent-assisted services and (2) automated self-service and technology solutions.

Our Customer Management segment principally focuses on developing long-term strategic outsourcing relationships with large companies in customer-intensive industries and governmental agencies. We focus on these types of clients because of the complexity of services required, the anticipated growth of their market segments and their increasing need for more cost-effective customer management services. In terms of Convergys’ revenues, our largest Customer Management clients during 2008 were AT&T, Comcast Corporation (Comcast), the DirecTV Group, Inc. (DirecTV), General Motors Corporation and Sprint Nextel Corporation (Sprint Nextel). We provide customer management services to Sprint Nextel as a subcontractor to International Business Machines (IBM).

Information Management

Information Management provides BSS/OSS capability across a broad functional footprint, combining software, partner products, integration and business consulting services, and operational expertise to create solutions that help service providers meet their business goals.

The Information Management solution portfolio is organized into three functional areas: revenue management, enterprise product management, and customer relationship solutions. All solutions are billed using Infinys components.

Our Information Management segment serves clients principally by providing and managing complex BSS/OSS services that address all segments of the communications industry. In terms of Convergys’ revenues, our largest Information Management clients during 2008 were AT&T, Cincinnati Bell Inc., Sprint Nextel, T-Mobile Inc. and Time Warner Inc.

HR Management

Our HR Management segment partners with clients to deliver HR solutions that transform their global HR to drive more value from employee relationships, fostering greater organizational effectiveness and lowering costs. Convergys helps clients harmonize HR processes, standardize global HR technology and improve service delivery. The result is a greater level of workforce insight that enables HR to make better decisions and better manage global talent as a corporate asset.

Our HR Management segment primarily focuses on providing human resource outsourcing solutions for large companies and governmental agencies. In terms of Convergys’ revenues, our largest HR Management clients during 2008 were Boston Scientific Corporation, E.I. du Pont de Nemours & Co. (DuPont), the State of Florida, the State of Texas and Whirlpool Corporation.

Recent Developments

In the Business Outlook section of our Quarterly Report on Form 10-Q for the period ended June 30, 2009, we provided our current view of 2009 revenue, earnings and free cash flow guidance. As previously indicated, while we do not provide quarterly guidance, we continue to expect earnings in the fourth quarter to be significantly higher than earnings in the third quarter.

As of June 30, 2009, we had deferred implementation costs of approximately $250 million, primarily relating to two of our HR Management outsourcing contracts. Deferred amounts are periodically evaluated for impairment or when circumstances indicate a possible inability to recover their carrying amounts. In the event these costs are not deemed recoverable, we follow the guidance in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether an impairment exists. We evaluate the probability of recovery by considering profits to be earned during the term of the related contract, the creditworthiness of the client and, if applicable, termination for convenience fees payable by the client in the event that the client terminates the contract early. We are currently in discussions to restructure two of our HR Management outsourcing contracts with a goal of limiting risk and future cash flow requirements. Based on the current status of these matters, we believe we may be required to recognize a non-cash write-off of a significant percentage of our June 30, 2009 unamortized deferred implementation costs of approximately $250 million and we may incur other related costs in the third quarter of 2009. The amount and timing of these potential charges and costs will be based on the ongoing status of these matters. These potential charges and costs could be material to our consolidated financial results as well as the consolidated balance sheet as of September 30, 2009.

Convergys Corporation is an Ohio corporation. Our principal executive offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 723-7000. The common shares of Convergys are listed on The New York Stock Exchange under the symbol “CVG.” Our website address is http://www.convergys.com. This website address is not intended to be an active link and information on our website is not incorporated in, and should not be construed to be part of, this prospectus.

Summary of the Exchange Offer

The following summary contains basic information about the Exchange Offer. It does not contain all of the information that may be important to you. For a more complete description of the terms of the Exchange Offer, see “The Exchange Offer.”

Offeror	Convergys Corporation

Securities Subject to the Exchange Offer	Our 4.875% Senior Notes due 2009 (the “2009 Senior Notes”). There is currently $192.6 million aggregate principal amount of 2009 Senior Notes outstanding.

The Exchange Offer	Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, we are offering to exchange $1,020 principal amount of our new 2029 Debentures for each $1,000 principal amount of our 2009 Senior Notes, provided that the maximum amount of 2029 Debentures that we may issue will be $125,000,000 (the “Maximum Issue Amount”). We will also pay in cash accrued and unpaid interest on 2009 Senior Notes accepted for exchange from the last applicable interest payment date to, but excluding, the Settlement Date. We refer to this offer as the “Exchange Offer.”

Subject to the satisfaction or waiver of all conditions to the Exchange Offer, 2009 Senior Notes that are validly tendered and not validly withdrawn will be accepted for exchange in accordance with the terms of the Exchange Offer.

In lieu of issuing 2029 Debentures in denominations of other than a minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof, if the amount of 2009 Senior Notes accepted for exchange from a particular holder is such that the minimum denomination threshold of the 2029 Debentures is not reached, we will deliver cash at settlement equal to the entire principal amount of 2029 Debentures that would have been issued but for the minimum denomination threshold.

See “The Exchange Offer” for more information on the terms of the Exchange Offer.

Maximum Issue Amount	We will accept for exchange a maximum aggregate principal amount of 2009 Senior Notes validly tendered and not validly withdrawn (with adjustments downward to avoid the exchange of 2009 Senior Notes in a principal amount other than integral amounts of $1,000) on a pro rata basis, such that the aggregate principal amount of 2029 Debentures issued in the Exchange Offer for 2009 Senior Notes does not exceed the Maximum Issue Amount of $125,000,000.

See “The Exchange Offer—Maximum Issue Amount; Proration” for more information on proration.

Purpose of the Exchange Offer	The purpose of the Exchange Offer is to provide us with increased financial flexibility, improved liquidity, and an extension of our long-term debt maturity structure.

Market trading	The 2009 Senior Notes are not listed for trading on any national securities exchange. Holders of 2009 Senior Notes should consult with their bank, broker or financial advisor in order to obtain information regarding the market prices for the 2009 Senior Notes. There is currently no public market for the 2029 Debentures and we do not intend to apply for listing of the 2029 Debentures on any national securities exchange or quotation system. The common shares underlying the 2029 Debentures will be approved for listing on The New York Stock Exchange.

Our common shares are traded on The New York Stock Exchange under the symbol “CVG.” The last reported sale price of our common shares on September 8, 2009 was $10.87 per share.

Expiration of the Exchange Offer	The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless extended or earlier terminated by us. Any reference in this prospectus to the “Expiration Date” means October 6, 2009, or, if the Exchange Offer is extended or earlier terminated by us, such other date to which the Exchange Offer is extended or as of which the Exchange Offer is terminated by us. Any reference in this prospectus to the “expiration of the Exchange Offer” means midnight, New York City time, on the Expiration Date.

Settlement Date	The settlement of the Exchange Offer will occur promptly after the Expiration Date.

Conditions to the Exchange Offer	The Exchange Offer is subject to the conditions discussed under “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, that the registration statement of which this prospectus forms a part shall have become effective under the Securities Act and not be subject to a stop order, and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC. In addition, the Exchange Offer is conditioned on a minimum aggregate principal amount of 2009 Senior Notes having been validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer. We will not be required to accept for exchange any outstanding 2009 Senior Notes tendered, subject to the terms of the Exchange Offer, and may terminate this Exchange Offer if any condition of this Exchange Offer as described under “The Exchange Offer—Conditions to the Exchange Offer” remains unsatisfied. We also will not be required, but we reserve the right, to waive any of the conditions to this Exchange Offer, other than the condition relating to the effectiveness of the registration statement of which this prospectus forms a part and such registration statement not being subject to a stop order or any proceedings for that purpose.

Extensions; waivers and amendments; termination	Subject to applicable law, we reserve the right to (1) extend the Exchange Offer; (2) waive any and all conditions to or amend the Exchange Offer in any respect (except as to the condition that the registration statement of which this prospectus forms a part having become effective under the Securities Act and such registration statement not being subject to a stop order or any proceedings for that purpose, which condition we cannot waive); or (3) terminate the Exchange Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Date. See “The Exchange Offer—Expiration Date; extension; termination; amendment.” If any extension of the Exchange Offer is announced before the commencement of the originally scheduled Averaging Period, the Averaging Period will be reset to correspond to the new Expiration Date. Any extension announced after the commencement of the originally scheduled Averaging Period will not affect the Averaging Period.

Differences between the 2009 Senior Notes and the 2029 Debentures	There are material differences between the terms of the 2009 Senior Notes and the terms of the 2029 Debentures, including with respect to terms relating to maturity and ranking. See “Description of differences between the 2009 Senior Notes and the 2029 Debentures.”

Procedures for tendering 2009 Senior Notes	You may tender your 2009 Senior Notes by transferring them through DTC’s Automated Tender Offer Program (“ATOP”), for which the Exchange Offer will be eligible, or following the other procedures described under “The Exchange Offer—Procedures for tendering 2009 Senior Notes,” “The Exchange Offer—Book-entry transfer” and “The Exchange Offer—Guaranteed delivery procedures.”

If you are a beneficial owner of 2009 Senior Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your 2009 Senior Notes for exchange in the Exchange Offer, you should contact your intermediary entity promptly and instruct it to tender the 2009 Senior Notes on your behalf. You should keep in mind that your intermediary may require you to take action with respect to the Exchange Offer a number of days before the Expiration Date in order for such entity to tender 2009 Senior Notes on your behalf prior to the expiration of the Exchange Offer in accordance with the terms of the Exchange Offer.

Please do not send letters of transmittal to us, the Dealer Manager or the Information Agent. You should send letters of transmittal only to the Exchange Agent, at its office as indicated under “The Exchange Offer—Exchange Agent” in this prospectus and in the letter of transmittal. The Exchange Agent can answer your questions regarding how to tender your 2009 Senior Notes.

Guaranteed delivery procedures	If you wish to tender your 2009 Senior Notes for exchange in the Exchange Offer, and the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Exchange Agent prior to the expiration of the Exchange Offer, you must tender your 2009 Senior Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed delivery procedures.”

Consequences of failure to participate in the Exchange Offer	Any 2009 Senior Notes that are not accepted for exchange in the Exchange Offer will remain outstanding until December 15, 2009 unless earlier redeemed or repurchased and will be entitled to the rights and benefits their holders have under the applicable governing indenture. There are no remaining interest payment dates on the 2009 Senior Notes prior to maturity on December 15, 2009. If a sufficiently large aggregate principal amount of 2009 Senior Notes does not remain outstanding after the Exchange Offer, the trading markets for the remaining outstanding aggregate principal amount of 2009 Senior Notes, as the case may be, may be less liquid. See “The Exchange Offer—Consequences of failure to participate in the Exchange Offer” and “Risk factors.”

Withdrawal rights; non-acceptance	You may withdraw your tender of 2009 Senior Notes at any time prior to the expiration of the Exchange Offer. In addition, you may withdraw any 2009 Senior Notes that you tender that are not accepted for exchange by us after the expiration of 40 business days from September 9, 2009, if such 2009 Senior Notes have not been previously returned to you. In the event that 2009 Senior Notes tendered by a holder are validly withdrawn, not exchanged by us due to proration or otherwise not accepted by us for exchange, such 2009 Senior Notes will be promptly returned to such holder or credited to such holder’s DTC account in the same manner as tendered to us, unless the holder has indicated other delivery instructions in the related letter of transmittal or agent’s message. If you change your mind again before the expiration of the Exchange Offer, you can re-tender 2009 Senior Notes by following the exchange procedures again prior to the expiration of the Exchange Offer. See “The Exchange Offer—Withdrawal rights.”

Required approvals	We are not aware of any regulatory approvals necessary to complete the Exchange Offer, other than compliance with applicable securities laws.

Appraisal rights	You do not have dissenters’ rights or appraisal rights with respect to the Exchange Offer.

Material U.S. federal income tax considerations	The 2029 Debentures and the common shares issuable upon conversion of the 2029 Debentures will be subject to special and complex U.S. federal income tax rules. You should consult your tax advisors with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer and owning and disposing of the 2029 Debentures and common shares issuable upon conversion of the 2029 Debentures. See “Material U.S. federal income tax considerations” for a discussion of the tax consequences of participating in the Exchange Offer and owning and disposing of the 2029 Debentures.

Fees and commissions	You are not required to pay fees or commissions to us, the Dealer Manager, the Exchange Agent or the Information Agent in connection with the Exchange Offer. If your 2009 Senior Notes are held through a broker or other nominee who tenders the 2009 Senior Notes on your behalf (other than those tendered through the Dealer Manager), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Dealer Manager	The Dealer Manager for the Exchange Offer is J.P. Morgan Securities, Inc. Its address and telephone number are set forth on the back cover of this prospectus.

Exchange Agent	The Exchange Agent for the Exchange Offer is U.S. Bank National Association. Its address and telephone number are set forth on the back cover of this prospectus.

Information Agent	The Information Agent for the Exchange Offer is D.F. King & Co., Inc. Its address and telephone number are set forth on the back cover of this prospectus.

Further Information	Additional copies of this prospectus, the related letter of transmittal and other materials related to this Exchange Offer, including the form of notice of guaranteed delivery and the form of notice of withdrawal, may be obtained by contacting the Information Agent or the Exchange Agent. For questions regarding the procedures to be followed for tendering your 2009 Senior Notes, please contact the Information Agent. For all other questions, please contact the Dealer Manager. The contact information for each of these parties is set forth on the back cover of this prospectus.

The 2029 Debentures

The summary below describes the principal terms of the 2029 Debentures. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the 2029 Debentures” section of this prospectus contains a more detailed description of the terms and conditions of the 2029 Debentures. As used in this section, “we,” “our,” and “us” refer to Convergys Corporation and not to its consolidated subsidiaries.

Issuer	Convergys Corporation, an Ohio corporation.

Securities offered	$125,000,000 principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029.

Maturity	September 15, 2029, unless earlier repurchased, redeemed or converted.

Interest	5.75% per year. Interest will accrue from the Settlement Date and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2010.

In addition to regular interest on the 2029 Debentures, beginning with the semiannual interest period commencing on September 15, 2019, contingent interest will accrue during any semiannual interest period where the average trading price of a 2029 Debenture for the 10 trading days immediately preceding the first day of such semiannual period is greater than or equal to $1,500 per $1,000 principal amount of the 2029 Debentures, in which case contingent interest will accrue at a rate of 0.75% of such average trading price per annum.

Conversion rate and conversion price	Holders may convert their 2029 Debentures into cash and our common shares (subject to our right to pay cash in respect of all or a portion of such shares), if any, only if the conditions for conversion described under “—Conversion rights” are satisfied. The initial conversion rate of the 2029 Debentures will be specified in the indenture, and will equal $1,000, divided by the initial conversion price. The initial conversion price will be equal to the greater of (i) 125% of the “average VWAP,” rounded to four decimal places, and (ii) $11.93 (the “Minimum Conversion Price”). The “average VWAP” means the arithmetic average of the “daily VWAP” for each trading day during the three trading day period ending on, and including, the second business day prior to the Expiration Date, rounded to four decimal places. The “daily VWAP” means for any trading day the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CVG.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus.

If the initial conversion price is set at the Minimum Conversion Price because the average VWAP otherwise would have resulted in an initial conversion price of less than the Minimum Conversion Price, you will receive 2029 Debentures with a conversion ratio of less than $1,000 divided by 125% of the average VWAP.

Throughout the Exchange Offer, holders of the 2009 Senior Notes can obtain the indicative average VWAP and the resulting indicative initial conversion price and initial conversion rate with respect to the 2029 Debentures at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus. We will announce the definitive initial conversion price and initial conversion rate with respect to the 2029 Debentures by press release no later than 9:00 a.m., New York City time, on the business day immediately preceding the Expiration Date, and the definitive initial conversion price and initial conversion rate will also be available by that time at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus.

Examples of the initial conversion price and initial conversion rate if the average VWAP is a specified level appear in the following table:

$

		Initial conversion
Sample average VWAP	Initial conversion price	rate per $1,000 principal amount

$7.00	$11.93	83.8223
$8.00	$11.93	83.8223
$9.00	$11.93	83.8223
$9.54	$11.93	83.8223
$10.00	$12.50	80.0000
$11.00	$13.75	72.7273
$12.00	$15.00	66.6667
$13.00	$16.25	61.5385
$14.00	$17.50	57.1429
$15.00	$18.75	53.3333
$16.00	$20.00	50.0000
$17.00	$21.25	47.0588
$18.00	$22.50	44.4444

Conversion rights	Holders may convert their 2029 Debentures prior to the close of business on the business day immediately preceding September 15, 2028,

in multiples of $1,000 principal amount, at the option of the holder only under the following circumstances:

• during any calendar quarter commencing after December 31, 2009 (and only during such calendar quarter), if the last reported sale price of our common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

• during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” (as defined under “Description of the 2029 Debentures—Conversion rights—Conversion upon satisfaction of trading price condition”) per $1,000 principal amount of 2029 Debentures for each day of such measurement period was less than 98% of the product of the last reported sale price of our common shares and the applicable conversion rate on each such day;

• if we call any or all of the 2029 Debentures for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or

• upon the occurrence of specified corporate events described under “Description of the 2029 Debentures—Conversion rights—Conversion upon specified corporate events.”

On or after September 15, 2028 until the close of business on the business day immediately preceding the maturity date, holders may convert their 2029 Debentures, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

Notwithstanding the foregoing, on any date on or prior to the cut-off date (as defined below), if the aggregate principal amount of 2029 Debentures that has been converted prior to such date is equal to or greater than $25,000,000, we will not be required to accept 2029 Debentures surrendered for conversion, and a holder will not be permitted to convert its 2029 Debentures.

The “cut-off” date will be the earlier of October 20, 2011 and the date on which our existing Five-Year Competitive Advance and Revolving Credit Facility Agreement dated October 20, 2006, as amended on August 11, 2008 is terminated.

Upon conversion, we will pay cash up to the aggregate principal amount of the 2029 Debentures to be converted and pay or deliver, as the case may be, cash, our common shares or a combination thereof (at our election) in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2029 Debentures being converted. See “Description of the 2029 Debentures—Conversion rights—Settlement upon conversion.”

In addition, following certain corporate events that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its 2029 Debentures in connection with such a corporate event in certain circumstances as described under “Description of the 2029 Debentures—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest, if any, upon conversion of a 2029 Debenture, except in limited circumstances. Instead, interest will be deemed to be paid by the cash or a combination of cash and our common shares, if any, together with any cash payment for a fractional share, paid or delivered, as the case may be, to you upon conversion of a 2029 Debenture.

Redemption at our option	We may not redeem the 2029 Debentures prior to September 15, 2019, except in connection with certain tax-related events as described in the immediately succeeding paragraph. On or after September 15, 2019, we may redeem for cash all or part of the 2029 Debentures if the last reported sale price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period immediately prior to the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2029 Debentures to be redeemed, plus accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein).

We may also redeem all or part of the 2029 Debentures for cash on or prior to September 15, 2010 if certain U.S. federal tax legislation, regulations or rules are enacted or are issued. The redemption price for any such redemption will be 101.5% of the principal amount of the 2029 Debentures being redeemed plus (i) accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein) and (ii) if the current conversion value of the 2029 Debentures being redeemed exceeds their initial conversion value, 95% of the amount determined by subtracting the initial conversion value of such 2029 Debentures from their current conversion value. See “Description of the 2029 Debentures—Optional redemption.”

We will give notice of any redemption not less than 40 nor more than 60 days before the redemption date by mail to the trustee, the paying agent and each holder of 2029 Debentures.

Fundamental change	If we undergo a “fundamental change” (as defined in this prospectus under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures”), subject to certain conditions, you will have the option to require us to repurchase all or any portion of your 2029 Debentures that is equal to $1,000 or a multiple thereof. The fundamental change repurchase price will be 100% of the principal amount of the 2029 Debentures to be repurchased, plus any accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the fundamental change repurchase date. The fundamental change repurchase price will be payable in cash unless we elect to pay the fundamental change repurchase price in common shares as described below under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures.”

Ranking	The 2029 Debentures will be our junior unsecured obligations subordinated in right of payment to our existing and future senior debt (as defined under “Description of the 2029 Debentures—Subordination”), including the 2009 Senior Notes, and structurally subordinated to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.

As of June 30, 2009, our total consolidated indebtedness was approximately $608 million, of which an aggregate of approximately $599 million was our senior debt and approximately $9 million of which was indebtedness of our subsidiaries guaranteed by us. We had no secured indebtedness as of June 30, 2009. After giving effect to the Exchange Offer and assuming the exchange of the maximum aggregate principal amount of the 2009 Senior Notes pursuant to the Exchange Offer that would result in us issuing $125 million aggregate principal amount of the 2029 Debentures, our total consolidated indebtedness would have been approximately $610 million.

The indenture governing the 2029 Debentures does not limit the amount of debt that we or our subsidiaries may incur.

Book-entry form	The 2029 Debentures will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the 2029 Debentures will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the 2029 Debentures	The 2029 Debentures are new securities and there is currently no established market for the 2029 Debentures. Accordingly, we cannot assure you as to the development or liquidity of any market for the 2029 Debentures. The dealer manager has advised us that it currently intends to make a market in the 2029 Debentures. However, it is not obligated to so, and it may discontinue market making with respect to the 2029 Debentures without notice. We do not intend to apply for a listing of the 2029 Debentures on any securities exchange or any automated dealer quotation system.

U.S. federal income tax consequences	For the U.S. federal income tax consequences of the holding, disposition and conversion of the 2029 Debentures, and the holding and disposition of our common shares, see “Material U.S. federal income tax considerations.”

New York Stock Exchange symbol for our common shares	Our common shares are listed on The New York Stock Exchange under the symbol “CVG.”

Trustee, paying agent and conversion agent	U.S. Bank National Association

Summary of material differences between
the 2029 Debentures and the 2009 Senior Notes

Material differences between the 2029 Debentures and the 2009 Senior Notes are summarized below. The table below is qualified in its entirety by the information contained in this prospectus and the respective documents governing the 2029 Debentures and the 2009 Senior Notes. See “Description of differences between the 2029 Debentures and the 2009 Senior Notes.” The “Description of the 2029 Debentures” section of this prospectus contains a more detailed description of the terms and conditions of the 2029 Debentures.

	2029 Debentures	2009 Senior Notes

Interest rate	The per annum interest rate of the 2029 Debentures will be 5.75%, in addition to any contingent interest that may accrue at the rate and under the circumstances described under “Description of the 2029 Debentures—Contingent interest.”	The per annum interest rate of the 2009 Senior Notes is 4.875%. The 2009 Senior Notes do not require the payment of contingent interest under any circumstances.
Maturity	The maturity date of the 2029 Debentures will be September 15, 2029, unless earlier repurchased, redeemed or converted.	The maturity date of the 2009 Senior Notes is December 15, 2009.
Ranking	Junior subordinated	Senior
Conversion rights	The 2029 Debentures will be convertible upon the occurrence of certain circumstances and subject to the conditions described under “Description of the 2029 Debentures—Conversion rights” into cash up to the aggregate principal amount of the 2029 Debentures being converted and our common shares (subject to our right to pay cash in respect of all or a portion of such shares) in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2029 Debentures being converted.	None.

The initial conversion rate of the 2029 Debentures will equal $1,000, divided by the initial conversion price. The initial conversion price will be equal to the greater of (i) 125% of the “average VWAP” (as defined under “Description of the 2029 Debentures—Conversion rights—General”), rounded to four decimal places, and (ii) the Minimum Conversion Price. The conversion rate will be subject to adjustment as described in this prospectus.
Optional redemption	On or after September 15, 2019, we may redeem for cash all or part of the 2029 Debentures if the last reported sale price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period immediately prior to the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2029 Debentures to be redeemed, plus accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein).
We may redeem the 2009 Senior Notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

•   100% of the principal amount of the 2009 Senior Notes being redeemed; and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the 2009 Senior Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points.

We may also redeem all or part of the 2029 Debentures for cash on or prior to September 15, 2010 if certain U.S. federal tax legislation, regulations or rules are enacted or are issued. The redemption price for any such redemption will be 101.5% of the principal amount of the 2029 Debentures being redeemed plus (i) accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein) and (ii) if the current conversion value of the 2029 Debentures being redeemed exceeds their initial conversion value, 95% of the amount determined by subtracting the initial conversion value of such 2029 Debentures from their current conversion value. See “Description of the 2029 Debentures—Optional redemption.”	We will also pay the accrued and unpaid interest on the 2009 Senior Notes to the redemption date.
We will give notice of any redemption not less than 40 nor more than 60 days before the redemption date by mail to the trustee, the paying agent and each holder of 2029 Debentures.

Fundamental change	If we undergo a “fundamental change” (as defined in this prospectus under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your 2029 Debentures that is equal to $1,000 or a multiple thereof. The fundamental change repurchase price will be 100% of the principal amount of the 2029 Debentures to be repurchased, plus any accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the fundamental change purchase date (except as otherwise provided herein). The fundamental change repurchase price will be payable in cash unless we elect to pay the fundamental change repurchase price in our common shares as described below under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures.”	None.
Absence of a public market	We do not intend to list the 2029 Debentures on any national securities exchange. The 2029 Debentures will be a new issue of securities for which there is currently no public market.	The 2009 Senior Notes are not listed for trading on any national securities exchange.

Risk Factors

Prospective investors are urged to read the information set forth under the caption “Risk factors” in this prospectus for a discussion of certain risks associated with an investment in the 2029 Debentures.

Summary financial data

The table below sets forth certain of our historical consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008, is derived from our audited consolidated financial statements which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008. The consolidated historical financial information as of and for the six-month periods ended June 30, 2008 and 2009 is derived from our unaudited condensed consolidated financial statements, which are incorporated by reference into this prospectus from our quarterly report on Form 10-Q for the periods ended June 30, 2008 and 2009. In our opinion, such unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the financial data for such periods. The results for the six months ended June 30, 2009 are not necessarily indicative of the results to be achieved for the year ending December 31, 2009 or for any other future period.

The data below should be read in conjunction with “Capitalization” and “Selected historical financial and operating data” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, in the documents incorporated by reference in this prospectus.

						Six months ended
						June 30,
(Amounts in millions except per share amounts and ratios)	2006		2007		2008	2008	2009

Results of Operations
Revenues	$2,789.8		$2,844.3		$2,785.8	$1,405.9	$1,377.4
Costs and expenses(1)(2)	2,536.9		2,599.5		2,977.1	1,319.6	1,409.7

Operating (loss) income	252.9		244.8		(191.3)	86.3	(32.3)
Equity in earnings of Cellular Partnerships	11.8		14.3		35.7	18.1	21.5
Other income (expense), net	2.7		4.0		14.3	(1.9)	(9.8)
Interest expense	(22.8)		(17.5)		(22.6)	(7.8)	(13.7)

(Loss) income before income taxes	244.6		245.6		(163.9)	94.7	(34.3)
Income tax (benefit) expense	78.4		76.1		(71.0)	18.3	(1.4)

Net (loss) income	$166.2		$169.5		$(92.9)	$76.4	$(32.9)

(Loss) earnings per share:
Basic	$1.20		$1.26		$(0.75)	$0.61	$(0.27)
Diluted	$1.17		$1.23		$(0.75)	$0.60	$(0.27)
Weighted average common shares outstanding
Basic	138.4		134.1		123.5	125.0	122.6
Diluted	141.7		137.7		123.5	127.2	122.6

Financial Position
Total assets	$2,540.3		$2,564.2		$2,841.4	$2,587.0	$2,846.5
Total debt	343.5		259.9		665.9	306.8	607.8
Shareholders’ equity	1,455.1		1,521.7		1,150.1	1,418.3	1,172.8

Other Data
Cash provided (used) by:
Operating activities	$353.4		$209.9		$192.3	$42.1	$181.6
Investing activities	(127.5)		(74.8)		(365.1)	(37.4)	(27.4)
Financing activities	(186.0)		(250.7)		292.5	(70.1)	(58.2)
Ratio of earnings to fixed charges(3)	5.6	x	6.2	x	(2.1x )		(0.2x )

(1)	This includes restructuring charges of $34.4, $3.4 and $12.5 recorded during 2008, 2007 and 2006, respectively.

(2)	Full year 2008 includes HR Management related asset impairment and implementation charges of $334.0, of which $207.5 related to impairment of deferred charges, $61.1 related to impairment of goodwill and $65.4 related to expensing of implementation costs. Six months ended June 30, 2009 includes implementation-related and asset-impairment charges of $129.6 related to two large HR Management contracts.

(3)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense. For the year ended December 31, 2008 and for the six months ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $34.7 million and $160.4 million were necessary for the year ended December 31, 2008 and the six month period ended June 30, 2009, respectively.

Risk factors

Participation in the Exchange Offer and investment in the 2029 Debentures involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in and incorporated by reference into this prospectus before making a decision on whether to participate in the Exchange Offer. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in documents that we file with the SEC prior to completion of the Exchange Offer, all of which are incorporated by reference into this prospectus. The risks and uncertainties described below and the risks and uncertainties described in the documents incorporated by reference are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could suffer. In that event, the trading prices of the 2029 Debentures could decline, and you could lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-looking statements.”

Risks related to our business

Client consolidations could result in a loss of clients and adversely affect our operating results.

We serve clients in industries that have experienced a significant level of consolidation. We cannot assure that additional consolidations will not occur in which our clients acquire additional businesses or are acquired themselves. Such consolidations may result in the termination of an existing client contract, which could have an adverse effect on our operating results.

In January 2008, AT&T, our largest client, informed us that it intends to migrate its subscribers from the legacy wireless billing system that we currently support through a managed services agreement onto AT&T’s other wireless billing system over the next two years. While the migration is subject to change, we anticipate that this will result in a loss of revenue of approximately $25 million and $60 million in 2009 and 2010, respectively, compared to our 2008 Information Management revenues. The impact of this migration on the first six months of 2009 revenues was approximately $5 million compared to the same period of 2008 Information Management revenues.

A large portion of our revenue is generated from a limited number of clients in the communications industry, and the loss of one or more of our clients, or weakness in the communications industry, could cause a reduction in our revenues and earnings.

We rely on several clients for a large percentage of our revenues. Our three largest clients, AT&T, DirecTV and Comcast Corporation, collectively represented 34.1% of our revenues for the first six months of 2009. Our relationship with AT&T is represented by separate contracts/work orders with Customer Management and Information Management. Our relationship with DirecTV and Comcast Corporation is represented by contracts under Customer Management. We do not believe that it is likely that our entire relationship with AT&T would terminate at one time; and, therefore, we are not substantially dependent on any particular contract/work order. However, the loss of all of the contracts/work orders with a particular client at the same time or the loss of one or more of the larger contracts/work orders with a client would adversely affect our total revenues if the revenues from such client were not replaced with revenues from that client or other clients. Our revenues and earnings would also be negatively impacted by general weakness or slowdown in the communications industry.

A large portion of our accounts receivable are payable by a limited number of clients and the inability of any of these clients to pay its accounts receivable could cause a reduction in our revenues and earnings.

Several significant clients account for a large percentage of our accounts receivable. As of June 30, 2009, our three largest clients, AT&T, DirecTV and Comcast Corporation, collectively accounted for 31.8% of our accounts receivable. During the past four years, each of these clients has generally paid its accounts receivable on a timely basis, and write-downs that we have incurred in connection with such accounts receivable were consistent with write-downs that we incurred with other clients. We anticipate that several clients will continue to account for a large percentage of our accounts receivable. Although we currently do not expect payment issues with any of these clients, if any of them were unable or unwilling, for any reason, to pay our accounts receivable, our income would decrease. We have several important clients that are in industries, including automotive, that have been severely impacted by the current global economic slowdown. We also carry significant receivable balances with other clients whose declaration of bankruptcy could decrease our income. In addition, our income could be materially impacted by a number of small clients declaring bankruptcy in a short period of time.

If our clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for such services may diminish and could result in a reduction of our revenues and earnings.

Our revenues depend on the success of our clients. If our clients or their specific programs are not successful, the amount of business that they outsource may be diminished. Thus, although we have signed contracts, many of which contain minimum revenue commitments, to provide services to our clients, there can be no assurance that the level of revenues generated by such contracts will meet expectations. This could result in stranded capacity and additional costs. In addition, we may face pricing pressure from clients, which could negatively affect our operating results.

Revenues in most of our larger HR Management contracts are partially based on our clients’ headcount. Our revenues could be negatively impacted by headcount reductions and restructuring actions taken by our clients.

We process, transmit and store personally identifiable information and unauthorized access to or the unintended release of this information could result in a claim for damage or loss of business and create unfavorable publicity.

We process, transmit and store personally identifiable information, both in our role as a service provider and as an employer. This information may include social security numbers, financial and health information, as well as other personal information. As a result, we are subject to certain contractual terms, as well as federal, state and foreign laws and regulations designed to protect personally identifiable information. We take measures to protect against unauthorized access and to comply with these laws and regulations. We use the internet as a mechanism for delivering our services to clients, which may expose us to potential disruptive intrusions. Unauthorized access, system denials of service, or failure to comply with data privacy laws and regulations may subject us to contractual liability and damages, loss of business, damages from individual claimants, fines, penalties, criminal prosecution and unfavorable publicity, any of which could negatively affect our operating results and financial condition. In addition, third party vendors that we engage to perform services for us may have an unintended release of personally identifiable information.

The global scope, size and complexity of implementations in our HR Management business could cause delays and cost overruns in those projects, which could adversely affect our revenues, cash flows, profitability and balance sheet in a material manner.

Our large HR Management outsourcing contracts with global clients are complex as they involve providing multiple services such as payroll, recruiting, benefits administration, learning, compensation, talent management and human resources administration across many countries. Implementations of the contracts typically take a number of years to complete. Due to the complexity of the implementations and changes in customer requirements (e.g., an acquisition or disposition by a customer during the implementation or changes or developments in the customer’s business), implementation cost overruns and delays are possible, especially on larger projects. It is possible that it may be necessary to enter into formal dispute resolution procedures pursuant to the terms of the contracts to resolve cost and other contractual issues. Cost overruns can result in additional expense during the implementation period and over the life of the contract, which would likely affect the profitability of the contract and potentially result in charges. The magnitude of these charges is difficult to estimate but could be material. Given the size of some of our HR Management implementations, the impact from these cost overruns or schedule delays can have a material adverse impact on our revenues, cash flows, profitability and Balance Sheet. Delays in completing the implementations can cause us to recognize revenue and profit from the contracts later than we anticipated when the initial contract was signed. In addition, depending upon circumstances, restructuring contracts that have previously been entered into could impact their future profitability and result in material charges.

Our ability to deliver our services is at risk if the technology and network equipment that we rely upon is not maintained or upgraded in a timely manner.

Technology is a critical foundation in our service delivery. We utilize and deploy internally developed and third party software solutions across various hardware environments. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of traffic. Also, we rely on multiple public communication channels for connectivity to our clients. Maintenance of and investment in these foundational components are critical to our success. If the reliability of technology or network operations fall below required service levels, or a systemic fault affects the organization broadly, business from our existing and potential clients may be jeopardized and cause our revenue to decrease.

Emergency interruption of data centers and Customer Management and HR Management contact centers could have a materially adverse effect on our financial condition and results of operations.

In the event that we experience a temporary or permanent interruption at one or more of our data or contact centers, through casualty, operating malfunction or other causes, we may be unable to provide the data processing, Customer Management and HR Management services we are contractually obligated to deliver. This could result in us being required to pay contractual damages to some clients or to allow some clients to terminate or renegotiate their contracts. Notwithstanding disaster recovery and business continuity plans and precautions instituted to protect our clients and us from events that could interrupt delivery of services (including property and business interruption insurance that we maintain), there is no guarantee that such interruptions would not result in a prolonged interruption in our ability to provide support services to our clients or that such precautions would adequately compensate us for any losses we may incur as a result of such interruptions.

Defects or errors within our software could adversely affect our business and results of operations.

Design defects or software errors may delay software introductions or reduce the satisfaction level of clients and may have a materially adverse effect on our business and results of operations. Our software is highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/or correct. Since both our clients and we use our software to perform critical business functions, design defects, software errors or other potential problems within or outside of our control may arise from the use of our software. It may also result in financial or other damages to our clients, for which we may be held responsible. Although our license agreements with our clients often contain provisions designed to limit our exposure to potential claims and liabilities arising from client problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Claims and liabilities arising from client problems could result in monetary damages to us and could cause damage to our reputation, adversely affecting our business and results of operations.

If the global trend toward outsourcing does not continue, our financial condition and results of operations could be materially affected.

Revenue growth depends, in large part, on the trend toward outsourcing, particularly as it relates to our Customer Management and HR Management outsourcing operations. Outsourcing involves companies contracting with a third party, such as Convergys, to provide customer management and HR management services rather than performing such services in-house. There can be no assurance that this trend will continue, as organizations may elect to perform such services in-house. A significant change in this trend could have a materially adverse effect on our financial condition and results of operations.

We are susceptible to business and political risks from domestic and international operations that could result in reduced revenues or earnings.

We operate a global business and have facilities located throughout North and South America, Europe, the Middle East and the Asian Pacific region. As part of our strategy, we plan to capture more of the international BSS/OSS, customer management and HR management markets. Additionally, North American companies require offshore customer management outsourcing capacity. As a result, we expect to continue expansion through start-up operations and acquisitions in foreign countries. Expansion of our existing international operations and entry into additional countries will require management attention and financial resources. In addition, there are certain risks inherent in conducting business internationally including: exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, changes in legal or regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. To the extent that we are adversely affected by these risks, our business could be adversely affected and our revenues and/or earnings could be reduced.

In addition, there has been political discussion and debate related to worldwide competitive sourcing, labor-related legislation, healthcare reform legislation and information-flow restrictions, particularly from the United States to offshore locations. Federal and state legislation has been proposed that relates to these issues. Future legislation, if enacted, could have an adverse effect on our results of operations and financial condition. In particular, proposed legislation, known as the Employee Free Choice Act, if enacted in its current form or a similar variation thereof, could make it easier for union organizing drives to be successful and could give third party arbitrators the ability to impose terms of collective bargaining upon both us and a labor union if the parties are unable to agree to the terms of a collective bargaining agreement within specified timelines.

Our earnings are affected by changes in foreign currency.

Customer Management serves an increasing number of its U.S.-based clients using contact center capacity in Canada, India and the Philippines. About one-half of our approximately 65,000 contact center employees are located outside the U.S. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred by Customer Management to render services under these contracts is denominated in Canadian dollars, Indian rupees or Philippine pesos, which represents a foreign exchange exposure to us. We enter into forward exchange contracts and options to limit potential foreign currency exposure. As the U.S. dollar weakens the operating expenses of these contact centers, translated into U.S. dollars, increase. The increase in operating expenses will be partially offset by gains realized through the settlement of the hedged instruments. As the derivative instruments that limit our potential foreign currency exposures are entered into over a period of several years, the overall impact to earnings will be determined by both the timing of the derivative instruments and the movement of the U.S. dollar. In addition to the impact on our operating expenses that support dollar-denominated Customer Management contracts, changes in foreign currency impact the results of our international business units that are located outside of North America.

If we do not effectively manage our capacity, our results of operations could be adversely affected.

Our ability to profit from the global trend toward outsourcing depends largely on how effectively we manage our Customer Management and HR Management contact center capacity. In order to create the additional capacity necessary to accommodate new or expanded outsourcing projects, we may need to open new contact centers. The opening or expansion of a contact center may result, at least in the short term, in idle capacity until we fully implement the new or expanded program. Expanded use of home agents is helping to mitigate this risk. We periodically assess the expected long-term capacity utilization of our contact centers. As a result, we may, if deemed necessary, consolidate, close or partially close under-performing contact centers to maintain or improve targeted utilization and margins. There can be no guarantee that we will be able to achieve or maintain optimal utilization of our contact center capacity.

As part of our effort to consolidate our facilities, we seek to sublease a portion of our surplus space, if any, and recover certain costs associated with it. To the extent that we fail to sublease such surplus space, our expenses will increase.

If we are unable to hire or retain qualified personnel in certain areas of our business, our ability to execute our business plans in those areas could be impaired and revenues could decrease.

We employ approximately 75,000 employees worldwide. At times, we have experienced difficulties in hiring personnel with the desired levels of training or experience. Additionally, in regard to the labor-intensive business of Customer Management, quality service depends on our ability to retain employees and control personnel turnover. Any increase in the employee turnover rate could increase recruiting and training costs and could decrease operating effectiveness and productivity. We may not be able to continue to hire, train and retain a sufficient number of qualified personnel to adequately staff new client projects. Because a significant portion of our operating costs relates to labor costs, an increase in wages, costs of employee benefits or employment taxes could have a materially adverse effect on our business, results of operations or financial condition.

War and terrorist attacks or other civil disturbances could lead to economic weakness and could disrupt our operations resulting in a decrease of our revenues and earnings.

In the recent past, war and terrorist attacks have caused uncertainty in the global financial markets and economy. Additional attacks and wars could contribute to economic instability in the United States and disrupt our operations in the U.S. and abroad. Such disruptions could cause service interruptions or reduce the quality level of the services that we provide, resulting in a reduction of our revenues. These activities may also cause our clients to delay or defer decisions regarding their use of our services and, thus, delay receipt of additional revenues. In addition, war and terrorist attacks in other regions could disrupt our operations and/or create economic uncertainty with our clients, which could cause a reduction in revenues and earnings.

General economic and market conditions may adversely affect our financial condition, cash flow and results of operations.

Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, may cause reductions in spending by our clients, which may result in reductions in the growth of new business as well as reductions in existing business. If our clients enter bankruptcy or liquidate their operations, our revenues could be adversely affected. There can be no assurance that weakening economic conditions throughout the world will not adversely impact our results of operations, cash flow and/or financial position. Further deterioration in equity markets will reduce the funded status of our pension plan, which will increase future required contributions. Reduced demand for our services could increase price competition.

We need to maintain adequate liquidity in order to have sufficient cash to meet operating cash flow requirements and to repay maturing debt and other obligations. If we fail to comply with the covenants contained in our various borrowing agreements, it may adversely affect our liquidity, results of operations and financial condition.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of operations and access to capital markets. As of June 30, 2009, total cash and cash equivalents was $336.0 million. We believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating requirements and required debt repayments as they occur; however, our ability to maintain sufficient liquidity going forward depends on our ability to generate cash from operations and access capital markets. As further described in the “Capital Resources” section of the Management Discussion and Analysis in our quarterly report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated herein this prospectus by reference, our $400.0 million revolving credit agreement contains certain restrictive covenants. At June 30, 2009, we were in compliance with all covenants in the agreements.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, labor, commercial, securities law and patent infringement claims. Unfavorable outcomes in pending litigation matters, or in future litigation, could negatively affect us. Aggressive plaintiffs’ counsel often file litigation on a wide variety of allegations, and even when the allegations are groundless, we may need to expend considerable funds and other resources to respond to and resolve such litigation.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to acquired or divested businesses and issue guarantees of third party obligations.

If we were required to make payments as a result of any of these matters, they could exceed the amounts accrued, thereby adversely affecting our results of operations, cash flows, financial condition, or business.

Our failure to successfully integrate or acquire businesses could cause our business to suffer.

Our expansion and growth may be dependent in part on our ability to make acquisitions. The risks we face related to acquisitions include that we could overpay for acquired businesses, face integration challenges, have difficulty finding appropriate acquisition candidates, and any acquired business could significantly under-perform relative to our expectations. If acquisitions are not successfully integrated, our revenues and profitability could be adversely affected as well as adversely impact our reputation.

Our debt ratings are no longer considered investment grade.

In 2008 Moody’s and Standard and Poor’s both downgraded our debt ratings to below investment grade. This could impact our ability to raise capital in the future as well as increase borrowing costs. In addition, prospective clients and vendors may be less willing to do business with a provider with higher perceived credit risk or demand more onerous terms.

We may incur additional non-cash goodwill impairment charges in the future

As discussed more fully in the “Goodwill and Other Intangible Assets” section of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated herein this prospectus by reference, we are required to test goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicates the carrying value of goodwill may no longer be recoverable. During 2008 we recorded a non-cash goodwill impairment charge of $61.1 million. There can be no assurances that we will not incur additional charges in the future, particularly in the event of a prolonged economic slowdown.

We sometimes rely on business partners to market, develop and deliver our solutions. Their failure to perform could negatively impact our financial results and harm our reputation in the marketplace.

We use third party business partners to assist in project implementations, to provide components of our solutions and to expand our ability to sell into new markets. Failure of third parties to perform in a timely manner could result in contractual or regulatory penalties, project delays or cost overruns as well as a failure to close new business.

An outbreak of swine flu or a pandemic, or the threat of a pandemic, may adversely impact our ability to perform our services or may adversely impact client and consumer demand.

We are in a labor-intensive business, employing approximately 75,000 employees worldwide. A significant or widespread outbreak of swine flu, or a similar pandemic, or even a perceived threat of such an outbreak, could cause significant disruptions to our employee base and could adversely impact our ability to provide our services and deliver our products. This could have a significant impact on our business and our results of operations.

Our accounting for our long-term contracts requires using estimates and projections that may change over time. Such changes may have a significant or adverse effect on our reported results of operations and consolidated balance sheet.

Projecting contract profitability on our long-term outsourcing contracts requires us to make assumptions and estimates of future contract results. All estimates are inherently uncertain and subject to change. In an effort to maintain appropriate estimates, we review each of our long-term outsourcing contracts, the related contract reserves and intangible assets on a regular basis. If we determine that we need to change our estimates for a contract, we will change the estimates in the period in which the determination is made. These assumptions and estimates involve the exercise of judgment and discretion, which may also evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Further, initially foreseen effects could change over time as a result of changes in assumptions, estimates or developments in the business or the application of accounting principles related to long-term outsourcing contracts. Any such changes may have a significant or adverse effect on our reported results of operations and Consolidated Balance Sheet.

Risks related to participation in the Exchange Offer by holders of 2009 Senior Notes

The liquidity of any trading market that currently exists for the 2009 Senior Notes may be adversely affected by the Exchange Offer, and holders of 2009 Senior Notes who fail to participate in the Exchange Offer may find it more difficult to sell their 2009 Senior Notes after the Exchange Offer is completed.

There currently are limited trading markets for the 2009 Senior Notes. To the extent that 2009 Senior Notes are tendered and accepted for exchange pursuant to the Exchange Offer, the trading markets for the remaining 2009 Senior Notes will be even more limited or may cease to exist altogether. A debt security with a small outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged 2009 Senior Notes may be adversely affected. The reduced float may also make the trading prices of the remaining 2009 Senior Notes more volatile.

Failure to complete the Exchange Offer successfully could negatively affect the prices of the 2009 Senior Notes and our common shares.

Several conditions must be satisfied or waived in order to complete the Exchange Offer, including, among other things, (i) that the registration statement of which this prospectus forms a part shall have become effective under the Securities Act and not be subject to a stop order, and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC, (ii) there not having been, or there not being reasonably likely to be, a material adverse change in our business, operations, properties, condition, assets, liabilities, prospects or financial affairs, and (iii) that a minimum aggregate principal amount of 2009 Senior Notes shall have been validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer. The conditions to the Exchange Offer may not be satisfied, and if the conditions are not satisfied or waived, to the extent permitted, the Exchange Offer may not occur or may be delayed. If the Exchange Offer is not completed or is delayed, the respective market prices of our common shares and the 2009 Senior Notes may decline, to the extent that the respective current market prices reflect an assumption that the Exchange Offer has been or will be completed.

We cannot assure you that, if we consummate the Exchange Offer, existing ratings for the 2009 Senior Notes will be maintained.

We cannot assure you that, as a result of the Exchange Offer, the rating agencies, including Standard & Poor’s Ratings Service and Moody’s Investors Service, will not downgrade or negatively comment upon the ratings for the 2009 Senior Notes. Any downgrade or negative comment may adversely affect the market price of the 2009 Senior Notes.

Even if the Exchange Offer is completed, it may not be completed on the schedule described.

In the event that in excess of $122,549,019 in aggregate principal amount of 2009 Senior Notes are tendered, a portion of your 2009 Senior Notes that you tender may be returned to you as they may be subject to pro rata acceptance as described in “The Exchange Offer—Terms of the Exchange Offer.” Accordingly, if the Exchange Offer is oversubscribed, holders participating in the Exchange Offer will have to wait until after the expiration date to receive their new 2029 Debentures or a return of their 2009 Senior Notes, during which time those holders of 2009 Senior Notes will not be able to effect transfers of their 2009 Senior Notes tendered in the Exchange Offer unless such holders withdraw their tendered 2009 Senior Notes.

If the initial conversion price for the 2029 Debentures is equal to the Minimum Conversion Price, the 2029 Debentures will be convertible into fewer shares of our common shares than would have been the case in the absence of that limitation, and the relative value of the 2029 Debentures may be diminished.

If the initial conversion price for the 2029 Debentures equals the Minimum Conversion Price of $11.93 because the average VWAP is below $9.54, the number of shares of our common shares initially issuable upon conversion will be set at the maximum conversion rate of 83.8223 common shares per $1,000 principal amount of 2029 Debentures. This number of common shares will be less than the number of common shares into which the 2029 Debentures would have been initially convertible but for the Minimum Conversion Price limitation, and the relative value of the 2029 Debentures may be diminished.

Although the conversion price and the conversion rate will be determined based on the average VWAP of our common shares during the Averaging Period, the market price of our common shares will fluctuate, and the market price of our common shares upon settlement of the Exchange Offer could be less than the market price used to determine the conversion price and the conversion rate.

The initial conversion price and initial conversion rate will be determined based on the average VWAP of our common shares during the Averaging Period and will not be adjusted regardless of any increase or decrease in the market price of our common shares between the Expiration Date and the Settlement Date. Therefore, the market price of the common shares at the time you receive your 2029 Debentures on the Settlement Date could be less than the market price used to determine the initial conversion price and the initial conversion rate. The market price of our common shares has recently been subject to fluctuations and volatility.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the 2029 Debentures and our other debt, including the 2009 Senior Notes that remain outstanding following the completion of the Exchange Offer.

Our board of directors has not made a recommendation as to whether you should tender your 2009 Senior Notes in exchange for 2029 Debentures in the Exchange Offer, and we have not obtained a third-party determination that the Exchange Offer is fair to holders of our 2009 Senior Notes.

Our board of directors has not made, and will not make, any recommendation as to whether holders of 2009 Senior Notes should tender their 2009 Senior Notes in exchange for the 2029 Debentures pursuant to the Exchange Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of 2009 Senior Notes for purposes of negotiating the terms of this Exchange Offer, or preparing a report or making any recommendation concerning the fairness of this Exchange Offer. Therefore, if you tender your 2009 Senior Notes, you may not receive more or as much value than if you chose to keep them. Holders of 2009 Senior Notes must make their own independent decisions regarding their participation in the Exchange Offer.

The U.S. federal income tax treatment of the exchange of 2009 Senior Notes for 2029 Debentures is unclear.

The U.S. federal income tax treatment of the exchange of the 2009 Senior Notes for the 2029 Debentures is not clear. The tax treatment of the exchange as a recapitalization or a taxable exchange will affect the extent to which you will recognize gain or loss (and the amount of any such gain or loss) as a result of the exchange. See “Material U.S. federal income tax considerations” for a discussion of the material U.S. federal income tax considerations of participating in the Exchange Offer.

Risks related to the 2029 Debentures

Prior to the earlier of October 20, 2011 and the date on which our existing Five-Year Competitive Advance and Revolving Credit Facility Agreement dated October 20, 2006, as amended on August 11, 2008 is terminated, if the aggregate principal amount of 2029 Debentures that has been converted prior to such date is equal to or greater than $25,000,000, we will not be required to accept 2029 Debentures surrendered for conversion, and a holder will not be permitted to convert its 2029 Debentures.

On or prior to the earlier of October 20, 2011 and the date on which our existing Five-Year Competitive Advance and Revolving Credit Facility Agreement dated October 20, 2006, as amended on August 11, 2008 is terminated (the “cut-off date”), if the aggregate principal amount of 2029 Debentures that has been converted prior to such date is equal to or greater than $25,000,000, we will not be required to accept 2029 Debentures surrendered for conversion, and a holder will not be permitted to convert its 2029 Debentures. If, as a result of one or more conversions on a single conversion date prior to the cut-off date, the aggregate principal amount of 2029 Debentures that a converting holder or holders have surrendered for conversion on such conversion date, when added to the aggregate principal amount of 2029 Debentures converted prior to such conversion date, would exceed $25,000,000, each such holder(s) will be subject to proration with respect to its conversion and may not be able to convert all its 2029 Debentures. In addition, if exact proration would lead to conversions in excess of this limitation (or conversion of a principal amount of 2029 Debentures that is not an integral multiple of $1,000), the conversion agent will select the 2029 Debentures to be converted (in principal amounts of $1,000 or integral multiples thereof) by lot or by another method that the conversion agent considers fair and appropriate. Holders that are not permitted to convert their 2029 Debentures because of this limitation will not be able to receive the value of the cash and common shares, if any, into which the 2029 Debentures would otherwise be convertible.

The 2029 Debentures are our unsecured junior obligations and are subordinated in right of payment to our existing and future senior indebtedness and any indebtedness or other liabilities of our subsidiaries.

The 2029 Debentures will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including the 2009 Senior Notes. As a result, if we experience:

•	a bankruptcy, liquidation or reorganization, or

•	an acceleration of the 2029 Debentures due to an event of default under the indenture,

we will be permitted to make payments on the 2029 Debentures only after we have satisfied all of our senior debt obligations. Also, if payment or other defaults occur on any senior debt, payments on the 2029 Debentures may be blocked indefinitely or for specified periods. Therefore, payments on the 2029 Debentures may be delayed or not permitted or we may not have sufficient assets remaining to pay amounts due on any or all of the 2029 Debentures. In addition, the 2029 Debentures will not be secured by any of our assets or those of our subsidiaries. As a result, the 2029 Debentures will be effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the 2029 Debentures. In such an event, we may not have sufficient assets remaining to pay amounts due on any or all of the 2029 Debentures. In addition, the 2029 Debentures will be effectively subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the 2029 Debentures to share in those assets, would be subordinate to the claims of the subsidiaries’ creditors.

The 2029 Debentures will be our obligations exclusively. The indenture governing the 2029 Debentures does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities. As of June 30, 2009, our total consolidated indebtedness was approximately $608 million, of which an aggregate of approximately $599 million was our senior debt and approximately $9 million of which was indebtedness of our subsidiaries guaranteed by us. We had no secured indebtedness as of June 30, 2009. After giving effect to the Exchange Offer and assuming the exchange of the maximum aggregate principal amount of the 2009 Senior Notes pursuant to the Exchange Offer that would result in us issuing $125,000,000 aggregate principal amount of the 2029 Debentures, our total consolidated indebtedness would have been approximately $610 million. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the 2029 Debentures.

The 2029 Debentures are our obligations only and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries.

The 2029 Debentures are our obligations exclusively and are not guaranteed by any of our operating subsidiaries. A substantial portion of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, including the 2029 Debentures, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the 2029 Debentures. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the 2029 Debentures or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the 2029 Debentures, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Despite our current debt levels, we may still incur substantially more debt or take other actions that would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the 2029 Debentures from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the 2029 Debentures that could have the effect of diminishing our ability to make payments on the 2029 Debentures when due.

Recent developments in the convertible debt markets may adversely affect the market value of the 2029 Debentures.

Governmental actions that interfere with the ability of convertible debt investors to effect short sales of the underlying common shares could significantly affect the market value of the 2029 Debentures. Such government actions would make the convertible arbitrage strategy that many convertible debt investors employ difficult to execute for outstanding convertible debt of any company whose common stock or common shares are subject to such actions. The convertible debt markets recently experienced unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the SEC on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute for outstanding convertible debt of those companies whose common stock was subject to the short sale prohibition. Although the SEC orders expired on October 8, 2008, the SEC is currently considering instituting other limitations on effecting short sales (such as the up-tick rule) and other regulatory organizations may do the same. On April 8, 2009, the SEC voted unanimously to seek public comment on whether short sale price restrictions or circuit breaker restrictions should be imposed. The SEC voted to propose two approaches to restrictions on short selling. One approach would apply on a market wide and permanent basis, including adoption of a new uptick rule, while the other would apply only to a particular security during severe market declines in that security, and would involve, among other limitations, bans on short selling in a particular security during a day if there is a severe decline in price in that security. If such limitations are instituted by the SEC or any other regulatory agencies, the market value of the 2029 Debentures could be adversely affected.

Volatility in the market price and trading volume of our common shares could adversely impact the trading price of the 2029 Debentures.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common shares could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this prospectus or the documents we have incorporated by reference in this prospectus or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common shares would likely adversely impact the trading price of the 2029 Debentures. The price of our common shares could also be affected by possible sales of our common shares by investors who view the 2029 Debentures as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common shares. This trading activity could, in turn, affect the trading prices of the 2029 Debentures.

We may not have the ability to raise the funds necessary to settle conversions of the 2029 Debentures or to repurchase the 2029 Debentures upon a fundamental change, and our future debt may contain limitations on our ability to pay cash due upon conversion or repurchase of the 2029 Debentures.

Unless we elect to pay the fundamental change repurchase price in our common shares or publicly traded acquiror securities as described under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures,” holders of the 2029 Debentures will have the right to require us to repurchase the 2029 Debentures for cash upon the occurrence of a fundamental change at 100% of their principal amount, plus accrued and unpaid interest (including contingent and additional interest), if any, as described under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures.” In addition, upon conversion of the 2029 Debentures, we will be required to make cash payments of up to $1,000 (or, if we elect to specify a cash percentage in respect of any conversion of 2029 Debentures, up to the conversion value of the 2029 Debentures) for each $1,000 in principal amount of 2029 Debentures converted as described under “Description of the 2029 Debentures—Settlement upon conversion.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2029 Debentures surrendered therefor or 2029 Debentures being converted. In addition, our ability to repurchase the 2029 Debentures for cash or to pay cash upon conversions of the 2029 Debentures may be limited by law, by regulatory authority or by agreements governing our existing or future indebtedness. Our failure to repurchase 2029 Debentures for cash at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the 2029 Debentures as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2029 Debentures for cash or make cash payments upon conversions thereof.

Under certain circumstances, the requirement to pay any cash amount upon the conversion or repurchase of the 2029 Debentures may violate our senior credit facility.

Under certain circumstances, our existing senior credit facility may be violated if we are required to make any cash payments on the conversion or repurchase of the 2029 Debentures or if, after giving effect to such conversion or repurchase, we would not be in pro forma compliance with our financial covenants under that facility. See “Description of other indebtedness—$400 million five-year competitive advance and revolving credit facility.” Any new credit facility that we may enter into may have similar restrictions. Our failure to make cash payments upon the conversion or repurchase of the 2029 Debentures as required under the terms of the 2029 Debentures would permit holders of the 2029 Debentures to accelerate our obligations under the 2029 Debentures.

The conditional conversion features of the 2029 Debentures, if triggered, may adversely affect our financial condition and operating results.

In the event any of the conditional conversion features of the 2029 Debentures is triggered, holders of 2029 Debentures will be entitled to convert the 2029 Debentures at any time during specified periods at their option. See “Description of the 2029 Debentures—Conversion rights.” If one or more holders elect to convert their 2029 Debentures, we may be required to pay cash in respect of the converted principal amount, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2029 Debentures, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2029 Debentures as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the 2029 Debentures, is the subject of recent changes that could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which we refer to as FSP APB 14-1. Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the 2029 Debentures) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of FSP APB 14-1 on the accounting for the 2029 Debentures is that the equity component would be included in the additional paid-in capital section of shareholders’ equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the 2029 Debentures. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. As a result, after our adoption of FSP APB 14-1 for fiscal 2009, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the 2029 Debentures to their face amount over the term of the 2029 Debentures. We will report lower net income in our financial results because FSP APB 14-1 will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common shares and the trading price of the 2029 Debentures.

Future sales of our common shares in the public market could lower the market price for our common shares and adversely impact the trading price of the 2029 Debentures.

In the future, we may sell additional common shares to raise capital. In addition, a substantial number of our common shares are reserved for issuance upon the exercise of stock options and upon conversion of the 2029 Debentures. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common shares. The issuance and sale of substantial amounts of our common shares, or the perception that such issuances and sales may occur, could adversely affect the trading price of the 2029 Debentures and the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.

Holders of 2029 Debentures will not be entitled to any rights with respect to our common shares, but will be subject to all changes made with respect to them to the extent our conversion obligation includes our common shares.

Holders of 2029 Debentures will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares) prior to the last trading day of the relevant observation period, but, to the extent our conversion obligation includes our common shares, holders of 2029 Debentures will be subject to all changes affecting our common shares. For example, if an amendment is proposed to our articles of incorporation or regulations requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the last trading day of the relevant observation period, then such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common shares if such amendment is adopted.

The conditional conversion feature of the 2029 Debentures could result in your receiving less than the value of our common shares into which the 2029 Debentures would otherwise be convertible.

Prior to the close of business on the business day immediately preceding September 15, 2028, you may convert your 2029 Debentures only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your 2029 Debentures, and you may not be able to receive the value of the cash and common shares, if any, into which the 2029 Debentures would otherwise be convertible.

Upon conversion of the 2029 Debentures, you may receive less valuable consideration than expected because the value of our common shares may decline after you exercise your conversion right.

Under the 2029 Debentures, a converting holder will be exposed to fluctuations in the value of our common shares during the period from the date such holder surrenders 2029 Debentures for conversion until the date we settle our conversion obligation.

Under the 2029 Debentures the amount of consideration that you will receive upon conversion of your 2029 Debentures will be determined by reference to the volume weighted average prices of our common shares for each trading day in a 20 trading day observation period. As described under “Description of the 2029 Debentures—Settlement upon conversion,” this period means (i) except as set forth in the immediately succeeding clause (ii), if the relevant conversion date occurs on or after September 15, 2028, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding September 15, 2029; (ii) if the relevant conversion date occurs on or after the date of issuance of a notice of redemption as described under “Description of 2029 Debentures—Optional redemption,” but prior to the relevant redemption date, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding such redemption date; and (iii) in all other instances, the 20 consecutive trading day period beginning on, and including, the third trading day immediately following the relevant conversion date. Accordingly, if the price of our common shares decreases during this period, the amount and/or value of consideration you receive will be adversely affected. In addition, if the market price of our common shares at the end of such period is below the average of the volume weighted average price of our common shares during such period, the value of any common shares that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares that you will receive.

The 2029 Debentures will not be protected by restrictive covenants.

The indenture governing the 2029 Debentures will not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or purchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the 2029 Debentures in the event of a fundamental change involving us except to the extent described under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures,” “Description of the 2029 Debentures—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change” and “Description of the 2029 Debentures—Consolidation, merger and sale of assets.”

The adjustment to the conversion rate for 2029 Debentures converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your 2029 Debentures as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate by a number of additional common shares equal to a percentage of the applicable conversion rate for 2029 Debentures converted in connection with such make-whole fundamental change (prior to such increase), which we refer to as the “percentage increase.” The increase in the conversion rate will be determined based on the date on which the specified corporate transaction occurs or becomes effective and the price paid (or deemed paid) per common share in such transaction as a percentage of the “reference price” (as defined and further described under “Description of the 2029 Debentures—Conversion rights—Adjustment to shares delivered upon a conversion upon a make-whole fundamental change”). The adjustment to the conversion rate for 2029 Debentures converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your 2029 Debentures as a result of such transaction. In addition, if the price of our common shares in the transaction as a percentage of the reference price is greater than 600.0% of the reference price or less than 100.0% of the reference price (in each case, subject to adjustment), no additional shares will be added to the conversion rate. Moreover, in no event will the total number of common shares issuable upon conversion as a result of this adjustment exceed an amount equal to $1,000, divided by 100% of the average VWAP, per $1,000 principal amount of 2029 Debentures, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the 2029 Debentures—Conversion rights—Conversion rate adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the 2029 Debentures may not be adjusted for all dilutive events.

The conversion rate of the 2029 Debentures is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the 2029 Debentures—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common shares for cash, that may adversely affect the trading price of the 2029 Debentures or our common shares. An event that adversely affects the value of the 2029 Debentures may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the 2029 Debentures.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your 2029 Debentures in cash, unless we elect payment in common stock as described under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures.” However, the fundamental change provisions will not afford protection to holders of 2029 Debentures in the event of other transactions that could adversely affect the 2029 Debentures. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the 2029 Debentures. In the event of any such transaction, the holders would not have the right to require us to repurchase the 2029 Debentures, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of 2029 Debentures.

We cannot assure you that an active trading market will develop for the 2029 Debentures.

Prior to this offering, there has been no trading market for the 2029 Debentures, and we do not intend to list the 2029 Debentures on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the dealer manager that it intends to make a market in the 2029 Debentures after the Exchange Offer is completed. However, the dealer manager may cease its market-making at any time without notice to us. In addition, the liquidity of such trading market, and the market price quoted for the 2029 Debentures, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally as well as a total aggregate outstanding principal amount that may be as small as $50,000,000. As a result, we cannot assure you that an active trading market will develop for the 2029 Debentures. If an active trading market does not develop or is not maintained, the market price and liquidity of the 2029 Debentures may be adversely affected. In that case you may not be able to sell your 2029 Debentures at a particular time or you may not be able to sell your 2029 Debentures at a favorable price.

Any adverse rating of the 2029 Debentures may cause their trading price to fall.

We do not intend to seek a rating on the 2029 Debentures. However, if a rating service were to rate the 2029 Debentures and if such rating service were to lower its rating on the 2029 Debentures below the rating initially assigned to the 2029 Debentures or otherwise announces its intention to put the 2029 Debentures on credit watch, the trading price of the 2029 Debentures could decline.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the 2029 Debentures even though you do not receive a corresponding cash distribution.

The conversion rate of the 2029 Debentures is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs on or prior to the maturity date of the 2029 Debentures, under some circumstances, we will increase the conversion rate for 2029 Debentures converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Material U.S. federal income tax considerations.” If you are a non-U.S. holder (as defined in “Material U.S. federal income tax considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the 2029 Debentures. See “Material U.S. federal income tax considerations.”

Risks related to our common shares

The price of our common shares historically has been volatile. This volatility may affect the price at which you could sell your common shares, and the sale of substantial amounts of our common shares could adversely affect the price of our common shares.

The market price for our common shares has varied between a high of $16.99 on September 19, 2008, and a low of $4.02 on November 21, 2008, in the twelve month period ended September 8, 2009. This volatility may affect the price at which you could sell the common shares, if any, you receive upon conversion of your 2029 Debentures, and the sale of substantial amounts of our common shares could adversely affect the price of our common shares. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “—Risks related to our business”; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In addition, the sale of substantial amounts of our common shares could adversely impact their price. As of June 30, 2009, we had outstanding approximately 122,849,920 common shares and options to purchase approximately 8.0 million common shares, all of which were exercisable as of that date. We also have outstanding 5.1 million restricted stock units as of June 30, 2009, which vest over the next 1 to 3 years. The sale or the availability for sale of a large number of our common shares in the public market could cause the price of our common shares to decline.

The Ohio takeover statutes could deter, delay or prevent a third party from acquiring us and that could deprive you of an opportunity to obtain a takeover premium for our common shares.

We are subject to the Ohio statutes relating to control share acquisitions, which restrict the ability of an acquiror to acquire a significant amount of our outstanding common shares without shareholder approval, as well as Ohio’s merger moratorium statute, which restricts the ability of certain interested shareholders to effect transactions involving us or our assets.

These provisions of the Ohio corporate law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common shares and could also limit the price that investors may be willing to pay in the future for our common shares. Further, the fundamental change repurchase feature of the 2029 Debentures may in certain circumstances make more difficult or discourage a takeover of our company.

Selected historical financial and operating data

The table below sets forth certain of our historical consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008, is derived from our audited consolidated financial statements which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008. The financial information as of and for the years ended December 31, 2004 and 2005 is derived from our audited consolidated financial statements which are not incorporated by reference in this prospectus. The consolidated historical financial information as of and for the six-month periods ended June 30, 2008 and 2009 is derived from our unaudited condensed consolidated financial statements, which are incorporated by reference into this prospectus from our quarterly report on Form 10-Q for the periods ended June 30, 2008 and 2009. In our opinion, such unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the financial data for such periods. The results for the six months ended June 30, 2009 are not necessarily indicative of the results to be achieved for the year ending December 31, 2009 or for any other future period.

The data below should be read in conjunction with “Capitalization” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, in the documents incorporated by reference in this prospectus.

						Six months ended
						June 30,
(Amounts in millions except per share amounts)	2004	2005	2006	2007	2008	2008	2009

Results of Operations
Revenues	$2,487.7	$2,582.1	$2,789.8	$2,844.3	$2,785.8	$1,405.9	$1,377.4
Costs and expenses(1)(2)	2,302.2	2,358.5	2,536.9	2,599.5	2,977.1	1,319.6	1,409.7

Operating (loss) income	185.5	223.6	252.9	244.8	(191.3)	86.3	(32.3)
Equity in earnings of Cellular Partnerships	2.0	12.4	11.8	14.3	35.7	18.1	21.5
Other income (expense), net	(3.8)	(1.4)	2.7	4.0	14.3	(1.9)	(9.8)
Interest expense	(10.3)	(21.2)	(22.8)	(17.5)	(22.6)	(7.8)	(13.7)

(Loss) income before income taxes	173.4	213.4	244.6	245.6	(163.9)	94.7	(34.3)
Income tax (benefit) expense(3)	61.9	90.8	78.4	76.1	(71.0)	18.3	(1.4)

Net (loss) income	$111.5	$122.6	$166.2	$169.5	$(92.9)	$76.4	$(32.9)

(Loss) earnings per share:
Basic	$0.79	$0.88	$1.20	$1.26	$(0.75)	$0.61	$(0.27)
Diluted	$0.77	$0.86	$1.17	$1.23	$(0.75)	$0.60	$(0.27)
Weighted average common shares outstanding
Basic(3)	141.4	140.0	138.4	134.1	123.5	125.0	122.6
Diluted(3)	145.4	142.9	141.7	137.7	123.5	127.2	122.6

Financial Position
Total assets	$2,198.8	$2,411.4	$2,540.3	$2,564.2	$2,841.4	$2,587.0	$2,846.5
Total debt	351.7	432.2	343.5	259.9	665.9	306.8	607.8
Shareholders’ equity	1,285.3	1,335.1	1,455.1	1,521.7	1,150.1	1,418.3	1,172.8

Other Data
Cash provided (used) by:
Operating activities	$195.4	$232.7	$353.4	$209.9	$192.3	$42.1	$181.6
Investing activities	(364.9)	(138.3)	(127.5)	(74.8)	(365.1)	(37.4)	(27.4)
Financing activities	190.7	43.2	(186.0)	(250.7)	292.5	(70.1)	(58.2)

(1)	This includes restructuring charges of $34.4, $3.4, $12.5, $21.2 and $30.4 recorded during 2008, 2007, 2006, 2005 and 2004, respectively.

(2)	Full year 2008 includes HR Management related asset impairment and implementation charges of $334.0, of which $207.5 related to impairment of deferred charges, $61.1 related to impairment of goodwill and $65.4 related to expensing of implementation costs. Six months ended June 30, 2009 includes implementation-related and asset-impairment charges of $129.6 related to two large HR Management contracts.

(3)	In 2005, we incurred $11.4 in incremental tax expenses related to the repatriation of approximately $187 in funds from foreign subsidiaries.

Use of proceeds

We will not receive any cash proceeds from the exchange of the 2029 Debentures for the 2009 Senior Notes pursuant to the Exchange Offer.

Capitalization

The following table shows our cash and cash equivalents and our consolidated historical capitalization as of June 30, 2009 and as adjusted to give effect to the consummation of the Exchange Offer. For purposes of the “as adjusted” information in the following table, we have assumed $122,549,019 million principal amount of 2009 Senior Notes are exchanged in the Exchange Offer. We cannot assure you that such amounts of securities will be exchanged. The “as adjusted” information is not intended to provide any indication of what our actual financial position, including actual cash balances and borrowings, would have been had the Exchange Offer been completed as of June 30, 2009 or to project our financial position for any future date.

This table should be read in conjunction with “Selected historical financial and operating data” and with our consolidated financial statements, which are incorporated by reference in this prospectus.

	As of June 30, 2009
(Unaudited)		As
(Dollars in millions)	Actual	Adjusted(2),(3)

Cash and cash equivalents	$336.0	$336.0
Total debt (including current portion):
Revolving Credit Facility(1)	$400.0	$400.0
4.875% Unsecured Senior Notes due 2009	192.6	70.1
5.75% Junior Subordinated Convertible Debentures due 2029	–	53.7
Other debt	15.2	15.2

Total debt	607.8	539.0
Total shareholders’ equity:
Preferred shares—without par value, 5.0 authorized; none outstanding	$–	$–
Common shares—without par value, 500.0 authorized, 183.2 issued, and 122.8 outstanding	1,038.6	1,085.0
Treasury stock—60.4 shares	(1,045.5)	(1,045.5)
Retained earnings	1,267.1	1,267.1
Accumulated other comprehensive loss	(87.4)	(87.4)

Total shareholders’ equity	1,172.8	1,219.2

Total capitalization	$1,780.6	$1,758.2

(1)	As of June 30, 2009, there was no available borrowing capacity under our revolving credit facility.

(2)	Capitalization as adjusted includes an additional $46.4 million paid in capital representing the implied fair value of the equity component of the contingent 2029 Debentures net of the impact of the deferred tax liability arising from the basis difference associated with the liability component.

(3)	This assumes no gain or loss on the exchange of the 2009 Senior Notes for 2029 Debentures.

Ratio of earnings to fixed charges

Our ratio of earnings to fixed charges for each of the last five fiscal years and for the six months ended June 30, 2009 is set forth below.

	Year ended December 31,										Six months ended
	2004		2005		2006		2007		2008		June 30, 2009

Ratio of earnings to fixed charges(1)	5.2	x	4.8	x	5.6	x	6.2	x	(2.1x	)	(0.2	x)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense. For the year ended December 31, 2008 and for the six months ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $34.7 million and $160.4 million were necessary for the year ended December 31, 2008 and the six month period ended June 30, 2009, respectively.

The Exchange Offer

Purpose of the Exchange Offer

The purpose of the Exchange Offer is to provide us with increased financial flexibility, improved liquidity, and an extension of our long-term debt maturity structure.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, we are offering to exchange $1,020 principal amount of our new 2029 Debentures for each $1,000 principal amount of our 2009 Senior Notes, provided that the maximum aggregate principal amount of 2029 Debentures that we will issue is the Maximum Issue Amount of $125,000.000. We will also pay in cash accrued and unpaid interest on 2009 Senior Notes accepted for exchange from the last applicable interest payment date to, but excluding, the Settlement Date. Subject to the satisfaction or waiver of all conditions to the Exchange Offer and the terms of the Exchange Offer described in this prospectus, 2009 Senior Notes that are validly tendered and not validly withdrawn will be accepted for exchange in accordance with the terms of the Exchange Offer, subject to the proration provisions. See “—Maximum Issue Amount; Proration.” The 2029 Debentures will be issued only in minimum denominations of $1,000 and integral multiples of $1,000.

The Exchange Offer is subject to the conditions discussed under “—Conditions to the Exchange Offer,” including, among other things, that the registration statement of which this prospectus forms a part shall have become effective under the Securities Act and shall not be subject to a stop order and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC. The Exchange Offer is also conditioned on a minimum aggregate principal amount of 2009 Senior Notes being validly tendered and not validly withdrawn such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer. We will not be required to accept for exchange any outstanding 2009 Senior Notes tendered and may terminate this Exchange Offer if any condition of this Exchange Offer as described under “—Conditions to the Exchange Offer” remains unsatisfied. We also will not be required to, but we reserve the right to, waive any of the conditions to this Exchange Offer, except as to the condition that the registration statement of which this prospectus forms a part being declared effective and not being subject to a stop order or any proceedings for that purpose, which condition we cannot waive.

The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless extended or earlier terminated by us. You may withdraw your tendered 2009 Senior Notes at any time prior to the expiration of the Exchange Offer. In addition, you may withdraw any 2009 Senior Notes that you tender that are not accepted for exchange by us after the expiration of 40 business days from September 9, 2009, if such 2009 Senior Notes have not been previously returned to you. You must validly tender your 2009 Senior Notes for exchange in the Exchange Offer prior to the expiration of the Exchange Offer to be eligible to receive 2029 Debentures.

Assuming that we have not previously elected to terminate the Exchange Offer, 2009 Senior Notes validly tendered and not validly withdrawn in accordance with the procedures set forth in this prospectus and the related letter of transmittal at or prior to the expiration of the Exchange Offer, will, upon the terms and subject to the conditions of the Exchange Offer (including proration provisions), be accepted for exchange and payment by us of the exchange consideration, and payments will be made therefor on the Settlement Date, which will be promptly after the Expiration Date.

This prospectus and the related letter of transmittal are being sent to all registered holders of 2009 Senior Notes as of the date of this prospectus. However, there is no fixed record date for determining registered holders of 2009 Senior Notes entitled to participate in the Exchange Offer. Accordingly, so long as you are a registered holder at any time during the Exchange Offer period, you are eligible to participate in the Exchange Offer.

Any 2009 Senior Notes that are accepted for exchange in the Exchange Offer will be cancelled and retired. Any 2009 Senior Notes tendered but not accepted due to proration or because they were not validly tendered or were validly withdrawn will remain outstanding upon completion of the Exchange Offer. If any tendered 2009 Senior Notes are not accepted for exchange and payment because of an invalid tender, proration, the occurrence of other events set forth in this prospectus or otherwise, they will be returned, without expense, to the tendering holder as promptly as practicable after the Expiration Date. Any 2009 Senior Notes not accepted for exchange that were tendered by book-entry transfer into the Exchange Agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described herein, and will be credited to an account maintained with DTC, as promptly as practicable after the Expiration Date. Any 2009 Senior Notes that are not accepted for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the applicable governing indenture. Holders of 2009 Senior Notes do not have any appraisal or dissenters’ rights under the applicable governing indenture or otherwise in connection with the Exchange Offer.

If your 2009 Senior Notes are held through a broker or other nominee who tenders the 2009 Senior Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. In addition, holders who tender 2009 Senior Notes in the Exchange Offer will not be required to pay transfer taxes with respect to the exchange of 2009 Senior Notes, subject to the instructions in the related letter of transmittal. We will pay all charges and expenses in connection with the Exchange Offer, other than applicable taxes as described below in “- Transfer taxes.” It is important that you read “—Fees and expenses” below for more details regarding fees and expenses incurred in the Exchange Offer.

We shall be deemed to have accepted for exchange 2009 Senior Notes validly tendered and not validly withdrawn when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of 2009 Senior Notes who tender their 2009 Senior Notes in the Exchange Offer for the purposes of receiving the Exchange Offer consideration from us and delivering the Exchange Offer consideration to the exchanging holders. We expressly reserve the right to amend or terminate the Exchange Offer, and not to accept for exchange any 2009 Senior Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

In lieu of issuing 2029 Debentures in denominations of other than a minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof, if the amount of 2009 Senior Notes accepted for exchange from a particular holder is such that the minimum denomination threshold of the 2029 Debentures is not reached, we will deliver cash at settlement equal to the entire principal amount of 2029 Debentures that would have been issued to such holder but for the minimum denomination threshold.

Maximum Issue Amount; Proration

We will accept for exchange the maximum aggregate principal amount of 2009 Senior Notes validly tendered and not validly withdrawn (with adjustments downward to avoid the exchange of 2009 Senior Notes in a principal amount other than integral amounts of $1,000) provided that the aggregate principal amount of 2029 Debentures issued in the Exchange Offer does not exceed the Maximum Issue Amount.

If the acceptance of the aggregate principal amount of 2009 Senior Notes validly tendered and not validly withdrawn would result in the aggregate principal amount of 2029 Debenture issued in the Exchange Offer exceeding the Maximum Issue Amount, and proration is therefore required, we will accept for exchange such 2009 Senior Notes on a pro rata basis.

If proration of the 2009 Senior Notes is required, we will determine the applicable final proration factor as soon as practicable after the Expiration Date and will announce the results of proration by press release.

We may be unable to announce the final proration factor until at least three New York Stock Exchange trading days after the Expiration Date to the extent that 2009 Senior Notes are tendered by notice of guaranteed delivery, which notices will not require the 2009 Senior Notes tendered thereby to be delivered until the third New York Stock Exchange trading day following the Expiration Date.

Resale of 2029 Debentures received pursuant to the Exchange Offer

Any 2029 Debentures received pursuant to this Exchange Offer generally may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the Exchange Offer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.

However, there is no public market for the 2029 Debentures, and we do not intend to apply for listing of the 2029 Debentures on any national securities exchange or quotation system. See “Risk factors—We cannot assure you that an active trading market will develop for the 2029 Debentures.

Consequences of failure to participate in the Exchange Offer

Any 2009 Senior Notes that are not accepted for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the applicable governing indenture, unless earlier redeemed or repurchased. There are no remaining interest payment dates on the 2009 Senior Notes prior to maturity on December 15, 2009.

There currently are limited trading markets for the 2009 Senior Notes. To the extent that 2009 Senior Notes are tendered and accepted for exchange pursuant to the Exchange Offer, the trading market for the remaining 2009 Senior Notes will be even more limited or may cease to exist altogether. A debt security with a small outstanding aggregate principal amount or “float”

may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the 2009 Senior Notes that remain outstanding after completion of the Exchange Offer may be adversely affected. The reduced float may also make the trading prices of the remaining 2009 Senior Notes more volatile.

In addition, following completion of the Exchange Offer, we may repurchase additional 2009 Senior Notes that remain outstanding in the open market, in privately negotiated transactions, additional exchange offers, or otherwise. Future purchases of 2009 Senior Notes that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the Exchange Offer. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Expiration date; extension; termination; amendment

The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless we have extended the period of time that the Exchange Offer is open. The Exchange Offer will be open for at least 20 business days as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the Exchange Offer is open, and delay acceptance for exchange of any 2009 Senior Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all 2009 Senior Notes previously tendered will remain subject to the Exchange Offer unless validly withdrawn. Any extension announced before the commencement of the originally scheduled Averaging Period will result in the resetting of the Averaging Period to correspond to the new Expiration Date. Any extension announced after the commencement of the originally scheduled Averaging Period will not affect the Averaging Period.

In addition, we reserve the right to:

•	terminate or amend the Exchange Offer and not to accept for exchange any 2009 Senior Notes not previously accepted for exchange upon the occurrence of any of the events specified under “—Conditions to the Exchange Offer” that have not been waived by us; and

•	amend the terms of the Exchange Offer in any manner permitted or not prohibited by law.

If we terminate or amend the Exchange Offer, we will notify the Exchange Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment of the Exchange Offer.

If we make a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, we will promptly disseminate disclosure regarding the changes to the Exchange Offer and extend the Exchange Offer, if required by law, to ensure that the Exchange Offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the Exchange Offer consideration, including the applicable exchange ratios or in the provisions for determining the initial conversion price and initial conversion rate, we will promptly disseminate disclosure regarding the changes and extend the Exchange Offer, if required by law, to ensure that the Exchange Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Procedures for tendering 2009 Senior Notes

We have forwarded to you, along with this prospectus, a letter of transmittal relating to the Exchange Offer. A holder need not submit a letter of transmittal if the holder tenders 2009 Senior Notes in accordance with the procedures mandated by DTC’s ATOP, which this transaction will be eligible for. As described below, to tender 2009 Senior Notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the Exchange Agent must contain your acknowledgment of receipt of, and your agreement to be bound by and to make all of the representations contained in, the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of 2009 Senior Notes may tender 2009 Senior Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must:

(1) either:

•	properly complete, duly sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile together with any other documents required by the letter of transmittal and any other required documents, to the Exchange Agent prior to the expiration of the Exchange Offer; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder an “agent’s message” to the Exchange Agent which shall be received by the Exchange Agent prior to the expiration of the Exchange Offer, according to the procedure for book-entry transfer described below; and

(2) deliver to the Exchange Agent prior to the expiration of the Exchange Offer confirmation of book-entry transfer of your 2009 Senior Notes into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described below.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering 2009 Senior Notes which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto and the making of the representations and warranties contained therein) and that we may enforce that agreement against the participant.

Alternatively, if a holder wishes to tender its 2009 Senior Notes for exchange in the Exchange Offer and the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Exchange Agent prior to the expiration of the Exchange Offer, the holder must tender its 2009 Senior Notes according to the guaranteed delivery procedures set forth under “—Guaranteed delivery procedures.”

To be tendered effectively, the Exchange Agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth on the back cover of this prospectus on or prior to the expiration of the Exchange Offer, or, in the case of guaranteed delivery, no later than three New York Stock Exchange trading days after the Expiration Date. To receive confirmation of valid tender of 2009 Senior Notes, a holder should contact the Exchange Agent at its telephone number listed on the back cover of this prospectus.

The tender by a holder of 2009 Senior Notes that is not validly withdrawn prior to the expiration of the Exchange Offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal. Such agreement will be governed by, and construed in accordance with, the laws of the State of New York.

If the related letter of transmittal or any other required documents are physically delivered to the Exchange Agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service, properly insured. In all cases, holders should allow sufficient time to assure delivery to the Exchange Agent before the expiration of the Exchange Offer. Holders should not send letters of transmittal to us, the Dealer Manager or the Information Agent. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose 2009 Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf if it wishes to participate in the Exchange Offer. You should keep in mind that your intermediary may require you to take action with respect to the Exchange Offer a number of days before the Expiration Date in order for such entity to tender 2009 Senior Notes on your behalf on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.

If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the 2009 Senior Notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution in certain circumstances. As used in this prospectus, “eligible institution” means a bank, broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer, government securities broker, credit union, national securities exchange, registered securities association, clearing agency or savings association. The signature need not be guaranteed by an eligible institution if the 2009 Senior Notes are tendered:

•	by a registered holder who has not completed either of the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal, of tendered 2009 Senior Notes. Our determination will be final and binding. We reserve the absolute right to reject any 2009 Senior Notes not validly tendered or any 2009 Senior Notes, the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular 2009 Senior Notes. A waiver of any defect or irregularity with respect to the tender of one tendered security shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other tendered securities except to the extent we may otherwise so provide. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of 2009 Senior Notes must be cured within the time that we determine. Tenders of 2009 Senior Notes will not be deemed made until those defects or irregularities have been cured or waived. Neither we, the Dealer Manager, the Information Agent, the Exchange Agent or any other person shall be under any duty to give notification of any defects or irregularities in the tender of any 2009 Senior Notes, nor shall we or any of them incur any liability for failure to give such notification. Any 2009 Senior Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date.

In all cases, we will accept 2009 Senior Notes for exchange pursuant to the Exchange Offer only after the Exchange Agent timely receives:

•	a timely book-entry confirmation that 2009 Senior Notes have been transferred into the Exchange Agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal, a properly transmitted computer-generated message confirming the submission of the holders acceptance through DTC’s system to the Exchange Agent; and

•	all other required documents.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the 2009 Senior Notes from the Information Agent at its offices listed on the back cover of this prospectus.

Book-entry transfer

The Exchange Agent has established accounts with respect to the 2009 Senior Notes at DTC for purposes of the Exchange Offer.

The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender 2009 Senior Notes.

Any participant in DTC may make book-entry delivery of 2009 Senior Notes by causing DTC to transfer the 2009 Senior Notes into the Exchange Agent’s applicable account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the 2009 Senior Notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of 2009 Senior Notes into the Exchange Agent’s applicable account, and timely receipt by the Exchange Agent of an agent’s message and any other documents required by the letter of transmittal.

Guaranteed delivery procedures

Holders who wish to tender their 2009 Senior Notes who (i) cannot comply with the procedures for book-entry transfer in a timely manner, or (ii) cannot deliver a letter of transmittal, agent’s message or any other required documents to the Exchange Agent prior to the expiration of the Exchange Offer Expiration Date, may effect a tender if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed notice of guaranteed delivery in the form we have provided is received by the Exchange Agent by facsimile transmission, mail or hand delivery, as provided below, prior to the expiration of the Exchange Offer; and

•	the Exchange Agent receives, at its address set forth on the back cover of this prospectus and within the period of three New York Stock Exchange trading days after the Expiration Date, a book-entry confirmation of the transfer of the 2009 Senior Notes into the Exchange Agent’s account at DTC, and either:

•	a properly completed and duly executed letter of transmittal, which includes all signature guarantees required thereon and all other required documents, or

•	a properly transmitted agent’s message.

A notice of guaranteed delivery must be delivered to the Exchange Agent by hand, overnight courier, facsimile transmission or mail before the Expiration Date and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

Withdrawal rights

You may withdraw your tender of 2009 Senior Notes at any time prior to the expiration of the Exchange Offer. In addition, if not previously returned, you may withdraw 2009 Senior Notes that you tender that are not accepted by us for exchange after expiration of 40 business days from September 9, 2009. For a withdrawal to be valid, the Exchange Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the Exchange Offer. A form of notice of withdrawal may be obtained from the Information Agent. Any notice of withdrawal must:

•	specify the name of the person that tendered the 2009 Senior Notes to be withdrawn;

•	identify the 2009 Senior Notes to be withdrawn, including the certificate number or numbers, if physical certificates were tendered, and principal amount of such 2009 Senior Notes;

•	include a statement that the holder is withdrawing its election to have the 2009 Senior Notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the 2009 Senior Notes were tendered, or by the same entity previously delivering the related agent’s message, including any required signature guarantees, and, in the case of certificated securities, be accompanied by documents of transfer sufficient to have the trustee under the applicable indenture register the transfer of the 2009 Senior Notes into the name of the person withdrawing the tender; and

•	specify the name in which any of the 2009 Senior Notes are to be registered, if different from that of the person that tendered the 2009 Senior Notes.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn 2009 Senior Notes or otherwise comply with DTC’s procedures, or, in the case of certificated securities, the name and address to which such withdrawn 2009 Senior Notes are to be sent.

We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding. None of us, the Dealer Manager, the Exchange Agent, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any 2009 Senior Notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. However, you may re-tender validly withdrawn 2009 Senior Notes by following one of the procedures discussed in the section entitled “Procedures for tendering 2009 Senior Notes” at any time prior to the expiration of the Exchange Offer.

Any 2009 Senior Notes that have been tendered for exchange but which are not accepted for exchange for any reason will be credited to an account with DTC specified by the holder, or, in the case of certificated securities, if any, returned to the tendering holder, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn 2009 Senior Notes may be re-tendered by following one of the procedures described under “—Procedures for tendering 2009 Senior Notes” above at any time prior to the expiration of the Exchange Offer.

Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.

Acceptance of 2009 Senior Notes for exchange; delivery of exchange offer consideration

Upon satisfaction or waiver of all of the conditions to the Exchange Offer and upon the terms and subject to the conditions of the Exchange Offer, we will promptly accept such 2009 Senior Notes validly tendered that have not been validly withdrawn. We will pay the Exchange Offer consideration in exchange for such 2009 Senior Notes accepted for exchange promptly after the Expiration Date. For purposes of the Exchange Offer, we will be deemed to have accepted 2009 Senior Notes for exchange when we give oral (promptly confirmed in writing) or written notice of acceptance to the Exchange Agent.

In all cases, we will pay the Exchange Offer consideration in exchange for 2009 Senior Notes that are accepted for exchange pursuant to the Exchange Offer only after the Exchange Agent timely receives a book-entry confirmation of the transfer of the 2009 Senior Notes into the Exchange Agent’s account at DTC, and a properly completed and duly executed letter of transmittal and all other required documents, or a properly transmitted agent’s message.

Settlement will not occur until after any final proration factor is determined. We may be unable to announce the final proration factor until at least three New York Stock Exchange trading days after the Expiration Date to the extent that 2009 Senior Notes are tendered by notice of guaranteed delivery, which notices will not require the 2009 Senior Notes tendered thereby to be delivered until the third New York Stock Exchange trading day following the Expiration Date.

We will deliver 2029 Debentures in exchange for 2009 Senior Notes accepted for exchange in the Exchange Offer, pay in cash accrued and unpaid interest on 2009 Senior Notes accepted for exchange and cash equal to the principal amount of 2029 Debentures that would have been issued to a holder tendering 2009 Senior Notes in an amount that would result in the issuance of 2029 Debentures in less than the minimum denomination of $1,000, promptly after the expiration of the Exchange Offer, by issuing the 2029 Debentures and paying such accrued and unpaid interest and any other cash payments on the Settlement Date to the Exchange Agent (or upon its instructions, to DTC), which will act as agent for you for the purpose of receiving the 2029 Debentures and accrued and unpaid interest and any other cash payments and transmitting the 2029 Debentures and accrued and unpaid interest and any other cash payments to you. Tendering holders of the 2009 Senior Notes should indicate in the applicable box in the letter of transmittal or to the book-entry transfer facility in the case of holders who electronically transmit their acceptance through ATOP, the name and address to which delivery of the 2029 Debentures and payment of accrued and unpaid interest on the 2009 Senior Notes accepted for exchange and any other cash payments is to be sent, if different from the name and address of the person signing the letter of transmittal or transmitting such acceptance through ATOP.

We expressly reserve the right, subject to applicable law, to (1) delay acceptance for exchange of 2009 Senior Notes tendered under the Exchange Offer or the delivery of 2029 Debentures in exchange for the 2009 Senior Notes accepted for purchase (subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the 2009 Senior Notes deposited by or on behalf of the holders promptly after the termination or withdrawal of the Exchange Offer), or (2) terminate the Exchange Offer at any time.

You will not be obliged to pay brokerage commissions or fees to the Dealer Manager, the Exchange Agent, the Information Agent or us with respect to the Exchange Offer. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

We will pay all transfer taxes applicable to the exchange and transfer of 2009 Senior Notes pursuant to the Exchange Offer, except if the delivery of the 2029 Debentures and payment of accrued and unpaid interest and any other cash payment is being made to, or if 2009 Senior Notes not tendered or not accepted for payment are registered in the name of, any person other than the holder of 2009 Senior Notes tendered thereby or 2009 Senior Notes are credited in the name of any person other than the person(s) signing the letter of transmittal or electronically transmitting acceptance through ATOP, as applicable; then, in such event, delivery and payment shall not be made unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. See “Transfer taxes.”

We will not be liable for any interest as a result of a delay by the Exchange Agent or DTC in distributing the consideration for the Exchange Offer.

Conditions to the Exchange Offer

We will not accept 2009 Senior Notes for 2029 Debentures and may terminate or not complete the Exchange Offer if the registration statement of which this prospectus forms a part shall not have become effective or if there is a stop order suspending the effectiveness of the registration statement or any proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC.

We may elect not to accept 2009 Senior Notes for exchange and may terminate or not complete the Exchange Offer if:

•	we do not receive valid tenders that are not validly withdrawn for a minimum aggregate principal amount of 2009 Senior Notes such that at least $50,000,000 aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer;

•	in our reasonable judgment, there has been or there is be reasonably likely to be a material adverse change in our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us (as set forth under “—Purpose of the Exchange Offer”) of the Exchange Offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, or there shall have occurred any development, that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, or prohibit any of the material terms of the 2029 Debentures, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	any of the following conditions or events occurs, or we determine that any of the following conditions or events is reasonably likely to occur:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline (based on closing prices) of at least twenty percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index occurring after the date of this prospectus;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any material disruption has occurred in commercial banking or securities settlement or clearance services in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•	a commencement of a war, an act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;

•	if any of the situations described above existed at the time of commencement of the Exchange Offer, that situation deteriorates materially after commencement of the Exchange Offer;

•	any tender or exchange offer, other than this Exchange Offer, by us, with respect to some or all of our issued and outstanding common shares or any amalgamation, merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

•	a “market disruption event” (as defined below) occurs with respect to our common shares during the Averaging Period and such market disruption event has impaired the benefits of the Exchange Offer to us.

A “market disruption event” with respect to the conditions to the exchange offer with respect to our common shares means a suspension, absence or material limitation of trading of our common shares on The New York Stock Exchange for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of The New York Stock Exchange as a result of which the reported trading prices for our common shares on The New York Stock Exchange during any half-hour trading period during the principal trading session in The New York Stock Exchange are materially inaccurate, as determined by us, on the day with respect to which such determination is being made. For purposes of such determination (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of The New York Stock Exchange or (2) limitations pursuant to any applicable rule or regulation enacted or promulgated by The New York Stock Exchange, any other self-regulatory organization or the SEC of similar scope as determined by us shall constitute a suspension, absence or material limitation of trading.

If any of the above events occurs prior to the expiration of the Exchange Offer, we may:

•	terminate the Exchange Offer and promptly return all tendered 2009 Senior Notes to tendering existing note holders;

•	extend the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal rights” above, retain all tendered 2009 Senior Notes until the extended Exchange Offer expires;

•	amend the terms of the Exchange Offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

Notwithstanding the foregoing, we cannot waive the condition relating to the effectiveness of the registration statement of which this prospectus forms a part.

These conditions are for our benefit. We may assert these conditions with respect to all or any portion of the Exchange Offer prior to the expiration of the Exchange Offer. We may waive any condition, other than those subject to applicable law, in whole or in part in our discretion prior to the expiration of the Exchange Offer. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration of the Exchange Offer. Any determination by us concerning the conditions described above will be final and binding upon all parties, provided, however, that holders may challenge such determination in a court of competent jurisdiction. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws. Satisfaction or waiver of these conditions will be determined as of the expiration of the Exchange Offer.

We confirm to you that if we make a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition of the Exchange Offer, we will promptly disclose the amendment or waiver in a prospectus supplement and will extend the Exchange Offer to the extent required under the Exchange Act.

Fees and expenses

We will bear the fees and expenses of soliciting tenders for the Exchange Offer and tendering holders of 2009 Senior Notes will not be required to pay any expenses of soliciting tenders in the Exchange Offer. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the Dealer Manager, as well as by our officers and other employees.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of 2009 Senior Notes pursuant to the Exchange Offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	tendered 2009 Senior Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of 2009 Senior Notes under the Exchange Offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future purchases and exchanges

Following completion of the Exchange Offer, we may acquire additional 2009 Senior Notes that remain outstanding in the open market, in privately negotiated transactions, in new exchange offers, by redemption or otherwise. Future purchases, exchanges or redemptions of 2009 Senior Notes that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the Exchange Offer. Future purchases, exchanges and redemptions, if any, will depend on many factors, which include market conditions and the condition of our business.

No appraisal rights

No appraisal or dissenters’ rights are available to holders of 2009 Senior Notes under applicable law in connection with the Exchange Offer.

Compliance with “short tendering” rule

It is a violation of Rule 14e-4 under the Exchange Act of 1934, as amended (the “Exchange Act’) for a person, directly or indirectly, to tender 2009 Senior Notes for such person’s own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the Exchange Offer. Rule 14e-4 contains a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of 2009 Senior Notes in response to the Exchange Offer under any of the procedures described above will constitute a binding agreement between the tendering holder and us with respect to the Exchange Offer upon the terms and subject to the conditions of the Exchange Offer, including the tendering holder’s acceptance of the terms and conditions of the Exchange Offer, as well as the tendering holder’s representation and warranty that (a) such holder has a net long position in 2009 Senior Notes being tendered pursuant to the Exchange Offer within the meaning of Rule 14e-4 and (b) the tender of such 2009 Senior Notes complies with Rule 14e-4.

Compliance with securities laws

We are making the Exchange Offer to all holders of outstanding 2009 Senior Notes. We are not aware of any jurisdiction in which the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Exchange Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Exchange Offer will not be made to, nor will tenders of 2009 Senior Notes be accepted from or on behalf of, the holders of 2009 Senior Notes residing in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on our behalf by one of the Dealer Manager if licensed under the laws of that jurisdiction.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our 2029 Debentures, or the possession, circulation or distribution of this prospectus or any other material relating to us or our 2029 Debentures in any jurisdiction where action for that purpose is required. Accordingly, our 2029 Debentures may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our 2029 Debentures may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this Exchange Offer, the distribution of this prospectus, and the resale of the 2029 Debentures.

Accounting treatment

We will consider the respective fair values of the 2029 Debentures versus the carrying value of the 2009 Senior Notes and will record the resulting gain or loss on the transaction on our consolidated statement of operations in the period the Exchange Offer closes. The fair value of the 2029 Debentures will then be allocated between the debt and equity components of the instrument, net of any related deferred taxes. We will accrete the resulting discount on the liability component of the 2029 Debentures, resulting in additional interest expense over the life of the 2029 Debentures equal to our nonconvertible debt borrowing rate.

Price range of common shares and dividend policy

Our common shares are listed on The New York Stock Exchange under the symbol “CVG.” The following table sets forth, for the periods indicated, the range of high and low sales prices per share of our common shares as reported on The New York Stock Exchange for the periods indicated.

	High	Low

Year Ended December 31, 2007
First Quarter	$27.18	$23.84
Second Quarter	27.26	23.95
Third Quarter	24.85	14.67
Fourth Quarter	19.18	15.86
Year Ended December 31, 2008
First Quarter	$16.60	$13.66
Second Quarter	16.75	14.62
Third Quarter	16.99	11.77
Fourth Quarter	14.93	4.02
Year Ended December 31, 2009
First Quarter	$9.05	$5.49
Second Quarter	10.66	7.91
Third Quarter (through September 8, 2009)	11.27	8.26

On September 8, 2009, the closing price of our common shares on The New York Stock Exchange was $10.87 per share.

We have not paid cash dividends on our common shares, and do not anticipate paying cash dividends in the future. Our board of directors re-evaluates our dividend policy periodically.

Description of other indebtedness

As used in this description of indebtedness, “Convergys.” “we,” “our,” and “us” refer to Convergys Corporation and not to its consolidated subsidiaries.

4.875% Senior Notes due 2009

As of August 26, 2009, $192.6 million in aggregate principal amount of our 2009 Senior Notes was outstanding. The 2009 Senior Notes were issued by Convergys under an indenture dated as of August 31, 2000, with U.S. Bank National Association, as successor to The Chase Manhattan Trust Company, National Association, as trustee. The 2009 Senior Notes accrue interest at the rate of 4.875% per annum and are payable in cash semi-annually on each June 15 and December 15. There are no remaining interest payment dates on the 2009 Senior Notes prior to maturity on December 15, 2009.

The 2009 Senior Notes are our obligations exclusively and not of our subsidiaries. The 2009 Senior Notes are senior unsecured obligations and rank equally with all of our other outstanding senior unsecured indebtedness and are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

We may redeem the 2009 Senior Notes at any time, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the 2009 Senior Notes being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the 2009 Senior Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the indenture governing the 2009 Senior Notes) plus 20 basis points, as determined by the reference treasury dealer (as defined in the indenture governing the 2009 Senior Notes). We will also pay the accrued and unpaid interest on the 2009 Senior Notes to the redemption date.

Under the indenture governing the 2009 Senior Notes, we have agreed that we will not engage in certain transactions and not to create certain liens as described

Limitations on Liens. Neither we nor any of our subsidiaries will be permitted to create, issue, incur, assume or guarantee certain types of secured debt, without securing the debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

•	statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if the reserve or other appropriate provision, if any, as required by GAAP has been made;

•	liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any lien securing letters of credit issued in the ordinary course of business consistent with past practice, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	any interest or title of a lessor under any capitalized lease obligation, so long as it does not extend to any property which is not leased property subject to the capitalized lease obligation;

•	purchase money liens securing purchase money indebtedness incurred to finance the acquisition or construction of a property used in a permitted business (as defined in the indenture), so long as the related purchase money indebtedness does not exceed the cost of the property or the construction and is not secured by any property other than the property so acquired or constructed;

•	liens upon specific items of inventory or other goods and proceeds of any person securing that person’s obligations in respect of bankers’ acceptances issued or created for the account of that person to facilitate the purchase, shipment or storage of such inventory or other goods;

•	liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to the letters of credit and products and proceeds of the letters of credit;

•	liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements, including rights of offset and set-off, so long as the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board, and the deposit account is not intended by us or any of our subsidiaries to provide collateral to the depository institution;

•	liens securing hedging obligations that are secured by the same assets as secure such hedging obligations;

•	liens existing on the date of the indenture and liens to secure any refinancing indebtedness which is incurred to refinance any indebtedness which has been secured by a permitted lien so long as the new liens are no less favorable to the holders of the securities and are not more favorable to the lienholders with respect to the liens than the liens in respect of the indebtedness being refinanced, and do not extend to any property or assets other than the property or assets securing the indebtedness refinanced by the refinancing indebtedness;

•	liens in our or our subsidiaries’ favor;

•	liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal, or in respect of which we or one of our subsidiaries at the time in good faith are prosecuting an appeal or proceedings for review and in respect of which we and our subsidiaries have maintained reserves in a satisfactory amount;

•	encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title to real property, landlord’s or lessor’s liens under leases to which we or any subsidiary of us is a party, and other minor liens or encumbrances none of which in our opinion or in the opinion of our subsidiary interferes materially with the use of the property affected in the ordinary conduct of our business or the business of our subsidiary and which defects do not individually or in the aggregate have a material adverse effect on our business and the business of our subsidiaries on a consolidated basis;

•	liens securing indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as the indebtedness is extinguished within five business days of incurrence;

•	liens securing indebtedness of us and our subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case incurred in connection with the disposition of any of our assets or those of any subsidiary of us (other than guarantees of indebtedness incurred by any person acquiring all or any portion of the assets for the purpose of financing the acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any subsidiary of us in connection with the disposition;

•	rights of holders of notes or debentures issued by us or our subsidiaries in deposits placed in trust to legally or “in substance” defease such notes or debentures;

•	any lien deemed to be created in connection with the securitization of accounts, receivables, instruments, chattel paper or other rights to payment of us or our subsidiaries, to the extent the assets are transferred to a special purpose entity (which may be owned by us or a subsidiary of us but is not consolidated for accounting purposes with the transferor or owner), where the transfer is a “true sale” for accounting purposes, and the face principal amount of the assets at any time outstanding is not more than $350,000,000;

•	liens on the property of a person existing at the time the person is acquired by, merged into or consolidated with us or any of our subsidiaries, so long as the liens were not incurred in contemplation of the acquisition, merger or consolidation and do not extend to any assets other than those of the person acquired by, merged into or consolidated with us or our subsidiary;

•	liens securing indebtedness owed to the State of Ohio arising from borrowings under Ohio’s economic development program; and

•	liens securing indebtedness in an aggregate principal amount together with all liens securing other indebtedness of us and our subsidiaries outstanding on the date that the indebtedness is incurred (other than the liens described above) not exceeding 5% of our consolidated net assets.

For purposes of the lien limitation and sales of capital stock restrictions described below, a “subsidiary” is an entity of which at least a majority of the interests entitled to vote in the election of directors is owned by any combination of us and our subsidiaries

Limitation on Sale and Lease-Back Transactions. Neither we nor any or our subsidiaries may enter into any sale and lease-back transactions with respect to any assets (except for temporary leases, including renewals, of not more than one year) unless:

•	it relates to any real property that we owned on the date of the indenture; or

•	we would be permitted to secure indebtedness in an amount equal to the discounted value of the obligations for rental payments; or

•	the net proceeds of the sale of the assets to be leased are at least equal to the fair value of the property.

Consolidation, Merger and Sale of Assets. We may not consolidate or merge with or into any person, or sell, or permit any of our subsidiaries to sell, all or substantially all of our and our subsidiaries’ properties and assets unless immediately after the transaction, no event of default occurs and continues, the conditions specified in the indenture are met, and either

•	we are the surviving or continuing corporation; or

•	the entity formed by the consolidation or into which we merge or the person which acquires us by purchasing our properties and assets is an entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and it expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on and any additional amounts with respect to all the securities and the performance and observance of every covenant in the indenture and the outstanding securities on the part of us to be performed or observed.

The 2009 Senior Notes mature on December 15, 2009.

For additional information, see “Material differences between the 2009 Senior Notes and the 2029 Debentures.”

$400 million five-year competitive advance and revolving credit facility

We are a party to a $400,000,000 Five-Year Competitive Advance and Revolving Credit Facility Agreement (the “Credit Agreement”). Upon the approval of the lender the aggregate principal amount available pursuant to the Credit Agreement may be increased by an aggregate principal amount not to exceed $100,000,000 on one occasion during the term of the Credit Agreement. As of August 26, 2009, the aggregate principal amount available under the Credit Agreement was $400,000,000, of which we have borrowed the entire amount.

At such times when there are funds available to borrow under the Credit Agreement, we have two borrowing options available under the Credit Agreement: (i) a competitive advance option which will be provided on an uncommitted competitive advance basis through an auction mechanism and (ii) a revolving credit option which will be provided on a committed basis. The maturity date of the Credit Agreement is October 20, 2011 except that, upon the satisfaction of certain conditions contained in the Credit Agreement, we may extend the maturity date by one year.

All of our obligations under the Credit Agreement are unconditionally guaranteed by each of the following subsidiaries: Convergys Information Management Group Inc., Convergys Customer Management Group Inc., Encore Receivable Management, Inc., Intervoice, Inc., and Convergys CMG Utah Inc.

Depending upon the type of borrowing, interest is calculated at (i) LIBOR plus a margin that ranges between 0.180% and 0.675% based upon the index debt rating (as defined in the Credit Agreement), and (ii) the greater of Prime Rate (the prime rate of JPMorgan Chase Bank, N.A.) and the Federal Funds Effective plus 0.5% for borrowings under the revolving option of the Credit Agreement and (x) LIBOR plus the margin rate of interest to be added or subtracted as specified by the Lender making such Loan in its related Competitive Bid and (y) the fixed rate of interest specified by the Lender making such Competitive Loan in its related Competitive Bid. As of June 30, 2009, interest on the aggregate principal amount of borrowings outstanding under the Credit Agreement bore a weighted average interest rate of 3.25%.

The Credit Agreement contains customary affirmative and negative covenants, including the following restrictions on our ability to:

•	incur additional debt or issue guarantees;

•	create liens;

•	enter into sale and lease-back transactions (as defined in the Credit Agreement);

•	merger or consolidate with another person;

•	enter into transactions with affiliates;

•	enter into restrictive agreements; and

•	enter into hedge agreements.

The Credit Agreement also requires us to maintain an interest coverage ratio of 4.0 to 1.0 and a consolidated total debt to consolidated EBITDA ratio of 3.25 to 1.0.

The Credit Agreement contains customary events default, including the failure to principal or interest when due, breach of a representation or warranty, breach of a covenant, ERISA default, judgment default, cross default to certain other indebtedness and insolvency.

Other debt

Accounts Receivable Facility

During the second quarter of 2009, we entered into a new $125 million asset securitization facility collateralized by accounts receivables of certain of our subsidiaries, of which $50 million expires in June 2010 and $75 million expires in June 2012, provided however, that the receivables facility may terminate prior to such date upon the occurrence of certain events. Under the receivables facility, we and our subsidiary, Convergys Customer Management Group Inc. sell, on a continuous basis, certain accounts receivables to Convergys Funding Inc., a wholly-owned special purpose entity of Convergys. Convergys Funding Inc. sells, without recourse, a senior undivided interest in the receivables to third-party conduits and financial institutions for cash while maintaining a subordinated undivided interest in the receivables. Convergys has agreed to continue servicing the sold receivables for the third-party conduits and the financial institutions at market rates. The receivable facility includes customary events of default, including, among others, the failure to make a payment or deposit when due, breach of representations or warranties, breach of a covenant, ERISA default, judgment default, cross default to certain other indebtedness, insolvency and change in control. All obligations of Convergys Customer Management Group Inc. and Convergys Funding Inc. are unconditionally guaranteed by Convergys.

Synthetic Lease

We lease certain equipment and facilities used in our operations under operating leases. This includes our office complex in Orlando, Florida, which is leased from Wachovia Development Corporation, a wholly-owned subsidiary of Wells Fargo & Company, under an agreement that expires in June 2010. We have granted to Wachovia Development Corporation a security interest in and lien on all of our rights, title and interest in the property covered by the lease. Upon termination or expiration of the lease, we must either purchase the property from Wachovia

Development Corporation for $65.0 million, or arrange to have the office complex sold to a third party. If the office complex is sold to a third party for an amount less than the $65.0 million, the amount paid by Wachovia Development Corporation for the purchase of the complex from an unrelated third party, we have agreed under a residual value guarantee to pay Wachovia Development Corporation up to $55.0 million. If the office complex is sold to a third party for an amount in excess of $65.0 million, we are entitled to collect the excess. As of June 30, 2009, we have recognized a liability of approximately $12.0 million for the related residual value guarantee. The value of the guarantee was determined by computing the estimated present value of probability-weighted cash flows that might be expended under the guarantee. We recorded a liability for the fair value of the obligation with a corresponding asset recorded as prepaid rent, which is being amortized to rental expense over the lease term. The liability will remain on the balance sheet until the end of the lease term. Under the terms of the lease, we will also provide certain indemnities to Wachovia Development Corporation including environmental indemnities. Due to the nature of the potential obligations, it is not possible to estimate the maximum amount of such exposure or the fair value. We currently do not expect such amounts, if any, to be material.

Other debt of approximately $15 million as of June 30, 2009 consisted of capital leases, other bond obligations and miscellaneous domestic and international borrowings.

Description of the 2029 Debentures

We will issue the 2029 Debentures under an indenture between us and U.S. Bank National Association. The terms of the 2029 Debentures include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us as described under “Where you can find more information.”

The following description is a summary of the material provisions of the 2029 Debentures and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the 2029 Debentures and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the 2029 Debentures.

For purposes of this description, references to “we,” “our” and “us” refer only to Convergys Corporation and not to its subsidiaries.

General

The 2029 Debentures:

•	will be our general unsecured junior subordinated obligations;

•	will initially be limited to an aggregate principal amount of $125,000,000;

•	will bear cash interest from the Settlement Date at an annual rate of 5.75% payable on March 15 and September 15 of each year, beginning on March 15, 2010;

•	beginning with the semiannual interest period commencing on September 15, 2019, may bear contingent interest at the rate and under the circumstances described under “—Contingent interest”;

•	will be subject to redemption at our option, in whole or in part, on or after September 15, 2019 at a redemption price equal to 100% of the principal amount of the 2029 Debentures to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (except as otherwise provided herein), if the last reported sale price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period prior to the date on which we provide notice of redemption;

•	will also be subject to redemption at our option, in whole or in part, for cash on or prior to September 15, 2010 if certain U.S. federal tax legislation, regulations or rules are enacted or are issued, at a redemption price of 101.5% of the principal amount of the 2029 Debentures being redeemed plus (i) accrued and unpaid interest, if any, to, but excluding, the redemption date (except as otherwise provided herein) and (ii) if the current conversion value (as defined below under “—Optional redemption”) of the 2029 Debentures being redeemed exceeds their initial conversion value (as defined below under “—Optional redemption”), 95% of the amount determined by subtracting the initial conversion value of such 2029 Debentures from their current conversion value;

•	will be subject to repurchase by us at the option of the holders following a fundamental change (as defined below under “—Fundamental change permits holders to require us to repurchase 2029 Debentures”), at a price equal to 100% of the principal amount of the 2029 Debentures to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date (except as otherwise provided herein);

•	will mature on September 15, 2029 unless earlier converted, redeemed or repurchased;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be subordinated in right of payment to our existing and future senior debt (as defined below under “—Subordination”) and structurally subordinated to all existing and future indebtedness (including trade payables) incurred by our subsidiaries; and

•	will be represented by one or more registered 2029 Debentures in global form, but in certain limited circumstances may be represented by 2029 Debentures in definitive form. See “Book-entry, settlement and clearance.”

Subject to satisfaction of certain conditions and during the periods described below, the 2029 Debentures may be converted at an initial conversion rate that will be specified in the indenture, and will equal $1,000, divided by the initial conversion price of $11.93. The initial conversion price will be equal to the greater of (i) 125% of the average VWAP (as defined under “—Conversion rights—General”), rounded to four decimal places, and (ii) the Minimum Conversion Price. We will announce the definitive initial conversion price and initial conversion rate with respect to the 2029 Debentures by press release no later than 9:00 a.m., New York City time, on the business day immediately preceding the Expiration Date, and the definitive initial conversion price and initial conversion rate will also be available by that time at http://           and from the Information Agent at one of its numbers listed on the back cover of this prospectus. The conversion rate is subject to adjustment if certain events occur.

Upon conversion of a 2029 Debenture, we will pay cash and deliver our common shares, if any (subject to our right to pay cash in respect of all or a portion of such shares), based upon a daily conversion value calculated on a proportionate basis for each trading day in the applicable 20 trading day observation period as described below under “—Conversion rights—Settlement upon conversion.” You will not receive any separate cash payment for interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Fundamental change permits holders to require us to repurchase 2029 Debentures” and “—Consolidation, merger and sale of assets” below and except for the provisions set forth under “—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change,” the indenture does not contain any covenants or other provisions designed to afford holders of the 2029 Debentures protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We may, without the consent of the holders, issue additional 2029 Debentures under the indenture with the same terms and with the same CUSIP numbers as the 2029 Debentures offered hereby in an unlimited aggregate principal amount; provided that such additional 2029 Debentures must be part of the same issue as the 2029 Debentures offered hereby for federal income tax purposes. We may also from time to time repurchase 2029 Debentures in open market purchases or negotiated transactions without giving prior notice to holders. Any 2029 Debentures repurchased by us will be retired and no longer outstanding under the indenture.

We do not intend to list the 2029 Debentures on any national securities exchange or interdealer quotation system.

Payments on the 2029 Debentures; paying agent and registrar; transfer and exchange

We will pay the principal of and interest on 2029 Debentures in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global 2029 Debenture.

We will pay the principal of any certificated 2029 Debentures at the office or agency designated by us for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York, New York as a place where 2029 Debentures may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the 2029 Debentures, and we or any of our subsidiaries may act as paying agent or registrar. Interest on certificated 2029 Debentures will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these 2029 Debentures and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of 2029 Debentures may transfer or exchange 2029 Debentures at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of 2029 Debentures, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any 2029 Debenture selected for redemption or surrendered for conversion or required repurchase. In addition, we are not required to register the transfer of or exchange any 2029 Debentures during a period beginning at the open of business 15 days before the mailing of a notice of redemption of 2029 Debentures and ending at the close of business on the date on which the relevant notice of redemption is mailed.

The registered holder of a 2029 Debenture will be treated as the owner of it for all purposes.

Interest

The 2029 Debentures will bear cash interest at a rate of 5.75% per year until maturity. Interest on the 2029 Debentures will accrue from the Settlement Date or from the most recent date on which interest has been paid or duly provided for. We will also pay contingent interest (as defined below) on the 2029 Debentures at the rate and under the circumstances described under “—Contingent interest.” Interest will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2010.

Interest will be paid to the person in whose name a 2029 Debenture is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date (each such date, a “record date”). Interest on the 2029 Debentures will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date, the maturity date or any earlier required repurchase date upon a fundamental change of a 2029 Debenture falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any 2029 Debenture, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

All references to interest in this “Description of the 2029 Debentures” section include (i) contingent interest, if any, payable as described under “—Contingent interest” and (ii) additional interest, if any, payable at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “—Events of default.”

Contingent interest

Subject to the accrual, record date and payment provisions described above, beginning with the semiannual interest period commencing on September 15, 2019, contingent interest (“contingent interest”) will accrue during any semiannual interest period where the average trading price of the 2029 Debentures (as determined below) for the 10 trading days immediately preceding the first day of such semiannual period is greater than or equal to $1,500 per $1,000 principal amount of 2029 Debentures, in which case such contingent interest will be payable at a rate per annum equal to 0.75% of such average trading price.

We will notify the trustee upon a determination that contingent interest on the 2029 Debentures will accrue during a relevant semiannual period.

For each semiannual interest period commencing on or after September 15, 2019, the bid solicitation agent will determine the average trading price of the 2029 Debentures for the 10 trading days immediately preceding the first day of such semiannual period. For purposes of determining whether contingent interest is payable in respect of the 2029 Debentures, the “trading price” of the 2029 Debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of 2029 Debentures obtained by the trustee for $5,000,000 principal amount of 2029 Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if at least three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. We will provide prompt written notice to the bid solicitation agent identifying the three independent nationally recognized securities dealers selected by us. If the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of 2029 Debentures from an independent nationally recognized securities dealer selected by us and identified in writing to the bid solicitation agent or, in the reasonable judgment of our board of directors (or any duly authorized committee thereof), the bid quotations are not indicative of the secondary market value of the 2029 Debentures, then the trading price per $1,000 principal amount of 2029 Debentures will be determined by our board of directors (or any duly authorized committee thereof) based on a good faith estimate of the fair value of the 2029 Debentures. The trustee will initially act as the bid solicitation agent and shall be entitled to all of the rights of the trustee set forth in the indenture in connection with any such determination, and any such determination shall be conclusive absent manifest error.

Subordination

The payment of the principal of, interest on and any cash upon conversion of the 2029 Debentures, including amounts payable on any redemption or required repurchase, will be subordinated to the prior payment in full of all of our senior debt. The 2029 Debentures are also effectively subordinated to any debt or other liabilities of our subsidiaries.

As of June 30, 2009, our total consolidated indebtedness was approximately $608 million, of which an aggregate of approximately $599 million was our senior debt and approximately $9 million of which was indebtedness of our subsidiaries guaranteed by us. We had no secured indebtedness as of June 30, 2009. After giving effect to the Exchange Offer and assuming the exchange of the maximum aggregate principal amount of the 2009 Senior Notes pursuant to the Exchange Offer that would result in us issuing $125 million aggregate principal amount of the 2029 Debentures, our total consolidated indebtedness would have been approximately $610 million.

“Senior debt” is defined in the indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

•	our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation;

•	all of our obligations for money borrowed;

•	all of our obligations evidenced by a note or similar instrument;

•	our obligations (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (ii) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes;

•	all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

•	all of our obligations with respect to letters of credit, bankers’ acceptances and similar facilities (including reimbursement obligations with respect to the foregoing);

•	all of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business);

•	all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

Senior debt will not include (i) the 2029 Debentures, (ii) any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not senior in right of payment to the 2029 Debentures, (iii) any indebtedness or obligation of ours to any of our subsidiaries or (iv) trade payables.

We may not make any payment in respect of the principal of or interest on the 2029 Debentures, or redeem or repurchase the 2029 Debentures under the applicable provisions of the indenture, if either of the following occurs:

•	we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or purchase obligation, and the default continues beyond any grace period that we may have to make those payments (a “payment default”); or

•	any other default occurs and is continuing on any designated senior debt (a “nonpayment default”) and (i) the default permits the holders of the designated senior debt to accelerate its maturity and (ii) the trustee has received a notice (a “payment blockage notice”) of the default from us, the holder of such debt or such other person permitted to give such notice under the indenture.

If payments on the 2029 Debentures have been blocked by a payment default on senior debt, payments on the 2029 Debentures may resume when the payment default has been cured or waived or ceases to exist. If payments on the 2029 Debentures have been blocked by a nonpayment default of designated senior debt, payments on the 2029 Debentures may resume on the earlier of (i) the date the nonpayment default is cured or waived or ceases to exist and (ii) 179 days after the payment blockage notice is received.

No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice. In addition, once a holder of designated senior debt has blocked payment on the 2029 Debentures by giving a payment blockage notice, no new period of payment blockage can be commenced pursuant to a subsequent payment blockage notice until both of the following are satisfied:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments of principal of and interest on the 2029 Debentures that have come due have been paid in full in cash.

“Designated senior debt” means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

Upon any acceleration of the principal due on the 2029 Debentures as a result of an event of default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all senior debt must be paid in full before you are entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of senior debt are likely to recover more, ratably, than you are, and you will likely experience a reduction or elimination of payments on the 2029 Debentures.

In addition to the contractual subordination provisions described above, the 2029 Debentures will also be “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This structural subordination occurs because any right of ours to receive any assets of our subsidiaries upon their liquidation or reorganization, and the right of the holders of the 2029 Debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries are or may become a party.

The indenture does not limit our ability to incur senior debt or secured debt or our ability or the ability of our subsidiaries to incur any other indebtedness or liabilities. We may not be able to comply with the provision of the 2029 Debentures that provides that upon a fundamental change each holder may require us to repurchase all or a portion of the 2029 Debentures. In addition, we advise you that there may not be sufficient assets remaining to pay amounts due on the 2029 Debentures then outstanding in the event of our bankruptcy, liquidation, reorganization or other winding up.

Optional redemption

No sinking fund is provided for the 2029 Debentures. Except as described below in connection with a tax triggering event, prior to September 15, 2019 the 2029 Debentures will not be redeemable. On or after September 15, 2019, we may redeem for cash all or a portion of the 2029 Debentures, if the last reported sale price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period immediately preceding the date on which on we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2029 Debentures being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a record date but on or prior to the immediately succeeding interest payment date, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such record date and the redemption price will be equal to 100% of the principal amount of the 2029 Debentures being redeemed). The redemption date must be a business day.

On or prior to September 15, 2010, we may redeem the 2029 Debentures in whole or in part for cash if a tax triggering event (as defined below) has occurred. The redemption price for any such redemption will be equal to 101.5% of the principal amount of the 2029 Debentures being redeemed plus (i) accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a record date but on or prior to the immediately succeeding interest payment date, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such record date and the redemption price will not include any accrued and unpaid interest) and (ii) if the current conversion value of the 2029 Debentures being redeemed exceeds their initial conversion value, 95% of the amount determined by subtracting the initial conversion value (as defined below) of such 2029 Debentures from their current conversion value (as defined below).

We will give notice of any redemption not less than 40 nor more than 60 days before the redemption date by mail to the trustee, the paying agent and each holder of the 2029 Debentures.

We may not redeem any 2029 Debentures unless all accrued and unpaid interest thereon, if any, has been or is simultaneously paid for all semiannual periods or portions thereof terminating prior to the redemption date.

If we decide to redeem fewer than all of the outstanding 2029 Debentures, the trustee will select the 2029 Debentures to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your 2029 Debentures for partial redemption and you convert a portion of your 2029 Debentures, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to (i) register the transfer of or exchange any 2029 Debentures during a period beginning at the open of business 15 days before the mailing of a notice of redemption of 2029 Debentures and ending at the close of business on the date on which the relevant notice of redemption is mailed or (ii) register the transfer of or exchange any 2029 Debenture so selected for redemption, in whole or in part, except the unredeemed portion of any 2029 Debenture being redeemed in part.

No 2029 Debentures may be redeemed if the principal amount of the 2029 Debentures has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such 2029 Debentures).

“Tax triggering event” means the enactment of U.S. federal legislation, promulgation of Treasury regulations, issuance of a published ruling, notice, announcement or equivalent form of guidance by the Treasury or the Internal Revenue Service, or the issuance of a judicial decision if we determine, or receive an opinion of its advisors to the effect that, any such authority will have the effect of lowering the comparable yield or delaying or otherwise limiting the current deductibility of interest or original issue discount with respect to the 2029 Debentures; provided that we determine that such reduction, delay, or limitation is material.

“Current conversion value” means the product of (i) the conversion rate in effect on the redemption date and (ii) the average of the daily VWAP (as defined above under “Conversion rights—Settlement upon conversion”) of our common shares for the five consecutive trading days ending on the trading day immediately preceding the redemption date.

“Initial conversion value” means the product of (i) the initial conversion rate, prior to any adjustment as described under “Conversion rights—Conversion rate adjustments” and (ii) 100% of the average VWAP.

Conversion rights

General

Prior to the close of business on the business day immediately preceding September 15, 2028, the 2029 Debentures will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon redemption,” “—Conversion upon satisfaction of trading price condition,” and “—Conversion upon specified corporate transactions.” On or after September 15, 2028, holders may convert each of their 2029 Debentures at the applicable conversion rate at any time prior to the close of business on the business day immediately preceding the maturity date irrespective of the foregoing conditions.

Notwithstanding the foregoing, on any date on or prior to the cut-off date (as defined below), if the aggregate principal amount of 2029 Debentures that has been converted prior to such date is equal to or greater than $25,000,000, we will not be required to accept 2029 Debentures surrendered for conversion, and a holder will not be permitted to convert its 2029 Debentures.

The “cut-off” date will be the earlier of October 20, 2011 and the date on which our existing Five-Year Competitive Advance and Revolving Credit Facility Agreement dated October 20, 2006, as amended on August 11, 2008 is terminated.

The initial conversion rate of the 2029 Debentures will be specified in the indenture, and will equal $1,000, divided by the initial conversion price. The initial conversion price will be a price specified in the indenture equal to the greater of (i) 125% of the average VWAP, rounded to four decimal places, and (ii) the Minimum Conversion Price of $11.93. If the initial conversion price is set at the Minimum Conversion Price because the average VWAP otherwise would have resulted in an initial conversion price of less than the Minimum Conversion Price, you will receive 2029 Debentures with a conversion ratio of less than $1,000 divided by 125% of the average VWAP. The “average VWAP” means the arithmetic average of the daily VWAP (as defined under “—Settlement upon conversion”) for each trading day during the three trading day period ending on, and including, the second business day prior to the Expiration Date, rounded to four decimal places.

Throughout the Exchange Offer, holders of the 2009 Senior Notes can obtain the indicative average VWAP and the resulting indicative initial conversion price and initial conversion rate with respect to the 2029 Debentures at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus. We will announce the definitive initial conversion price and initial conversion rate with respect to the 2029 Debentures by press release no later than 9:00 a.m., New York City time, on the business day immediately preceding the Expiration Date, and the definitive initial conversion price and initial conversion rate will also be available by that time at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus.

Upon conversion of a 2029 Debenture, we will pay cash and deliver our common shares, if any (subject to our right to pay cash in respect of all or a portion of such shares), based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day in a 20 trading day observation period (as defined below under “—Settlement upon conversion”). The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s 2029 Debentures so long as the 2029 Debentures converted are an integral multiple of $1,000 principal amount.

If we call 2029 Debentures for redemption, a holder may convert its 2029 Debentures only until the close of business on the business day immediately preceding the redemption date (unless we default in the payment of the redemption price, in which case a holder may convert such 2029 Debentures called for redemption until such redemption price is paid).

If a holder of 2029 Debentures has submitted 2029 Debentures for repurchase upon a fundamental change, the holder may convert those 2029 Debentures only if that holder first withdraws its repurchase election.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, if any, except as described below. We will not issue fractional common shares upon conversion of 2029 Debentures. Instead, we will pay cash in lieu of any fractional share as described under “—Settlement upon conversion.” Our payment or delivery, as the case may be, to you of the cash and full number of common shares (subject to our right to pay cash in respect of all or a portion of such shares), if any, together with any cash payment for any fractional share, into which a 2029 Debenture is convertible, will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the 2029 Debenture; and

•	accrued and unpaid interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of 2029 Debentures, to the extent our conversion obligation includes any of our common shares, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

Notwithstanding the preceding paragraph, if 2029 Debentures are converted after 5:00 p.m., New York City time, on a record date for the payment of interest but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, holders of such 2029 Debentures at 5:00 p.m., New York City time, on such record date will receive the interest payable on such 2029 Debentures on the corresponding interest payment date notwithstanding the conversion. Debentures surrendered for conversion during the period from 5:00 p.m., New York City time, on any record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the 2029 Debentures so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a redemption date that is after a record date and on or prior to the business day immediately following the corresponding interest payment date;

•	if we have specified a fundamental change repurchase date that is after a record date and on or prior to the business day immediately following the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such 2029 Debenture.

If a holder converts 2029 Debentures, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any common shares upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name or because, solely as a result of the actions of the holder, the tax is imposed by any taxing authority outside the United States, in which either such case the holder will pay that tax.

Holders may surrender their 2029 Debentures for conversion under the following circumstances:

Conversion upon satisfaction of sale price condition

Subject to the second paragraph above under “—Conversion rights—General,” prior to the close of business on the business day immediately preceding September 15, 2028, a holder may surrender all or a portion of its 2029 Debentures for conversion during any calendar quarter commencing after December 31, 2009 (and only during such calendar quarter), if the last reported sale price of the common shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day.

The “last reported sale price” of our common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common shares are traded. If our common shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common shares in the over-the-counter market on the relevant date as reported by Pink OTC Markets Inc. or a similar organization. If our common shares are not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in our common shares generally occurs on The New York Stock Exchange or, if our common shares are not then listed on The New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common shares are then listed or, if our common shares are not then listed on a United States national or regional securities exchange, on the principal other market on which our common shares are then traded, (ii) a last reported sale price for our common shares is available on such securities exchange or market and (iii) there is no market disruption event (as defined under “—Settlement upon conversion”). If our common shares (or other security for which a closing sale price must be determined) are not so listed or traded, “trading day” means a “business day.”

Conversion upon satisfaction of trading price condition

Subject to the second paragraph above under “—Conversion rights—General,” prior to the close of business on the business day immediately preceding September 15, 2028, a holder of 2029 Debentures may surrender its 2029 Debentures for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of 2029 Debentures, as determined following a request by a holder of 2029 Debentures in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common shares and the applicable conversion rate.

For purposes of determining whether the 2029 Debentures are convertible pursuant to the trading price condition, the “trading price” of the 2029 Debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of 2029 Debentures obtained by the bid solicitation agent for $5,000,000 principal amount of 2029 Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. We will provide prompt written notice to the bid solicitation agent identifying the three independent nationally recognized securities dealers selected by us. If the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of 2029 Debentures from an independent nationally recognized securities dealer, then the trading price per $1,000 principal amount of 2029 Debentures will be deemed to be less than 98% of the product of the last reported sale price of our common shares and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the 2029 Debentures will be deemed to be less than 98% of the product of the last reported sale price of our common shares and the applicable conversion rate on each day we fail to do so.

The bid solicitation agent shall have no obligation to determine the trading price of the 2029 Debentures unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a 2029 Debenture provides us with reasonable evidence that the trading price per $1,000 principal amount of 2029 Debentures would be less than 98% of the product of the last reported sale price of our common shares and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the 2029 Debentures beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of 2029 Debentures is greater than or equal to 98% of the product of the last reported sale price of our common shares and applicable conversion rate. If the trading price condition has been met, we will so notify the holders and the trustee. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of 2029 Debentures is greater than 98% of the product of the last reported sale price of our common shares and the conversion rate for such date, we will so notify the holders and the trustee.

Conversion upon notice of redemption

If we call any or all of the 2029 Debentures for redemption, subject to the second paragraph above under “—Conversion rights—General,” holders may convert 2029 Debentures that have been so called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if the 2029 Debentures are not otherwise convertible at such time, after which time the holder’s right to convert will expire (unless we default in the payment of the redemption price, in which case a holder of 2029 Debentures may convert such 2029 Debentures until the redemption price has been paid or duly provided for).

Conversion upon specified corporate events

Certain distributions

If we elect to:

•	issue to all or substantially all holders of our common shares rights, options or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase our common shares, at a price per share less than the average of the last reported sale prices of our common shares for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance; or

•	distribute to all or substantially all holders of our common shares our assets, debt securities or rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors (or any duly authorized committee thereof), exceeding 10% of the last reported sale price of our common shares on the trading day immediately preceding the date of announcement for such distribution, then, in either case, we must notify the holders of the 2029 Debentures at least 30 scheduled trading days prior to the ex-dividend date for such issuance or distribution. Once we have given such notice, subject to the second paragraph above under “—Conversion rights—General,” holders may surrender their 2029 Debentures for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-dividend date and our announcement that such issuance or distribution will not take place, even if the 2029 Debentures are not otherwise convertible at such time.

Certain corporate events

If (i) a transaction or event that constitutes a “fundamental change” (as defined under “—Fundamental change permits holders to require us to repurchase 2029 Debentures”) or a “make-whole fundamental change” (as defined under “—Adjustment to shares delivered upon conversion upon a make-whole fundamental change”) occurs, regardless of whether a holder has the right to require us to repurchase the 2029 Debentures as described under “—Fundamental change permits holders to require us to repurchase 2029 Debentures,” (ii) if we are a party to a consolidation, merger or binding share exchange pursuant to which our common shares would be converted into cash, securities or other assets or (iii) if we transfer or lease all or substantially all of our assets in a transaction pursuant to which our common shares would be converted into cash, securities or other assets, then, in any such case, subject to the second paragraph above under “—Conversion rights—General,” the 2029 Debentures may be surrendered for conversion at any time from or after the date which is 30 scheduled trading days prior to the anticipated effective date of the transaction (or, if later, the business day after we give notice of such transaction) until 35 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the related fundamental change repurchase date. In addition, if a transaction or event that constitutes a

“make-whole fundamental change” occurs on or prior to the cut-off date, the 2029 Debentures may also be surrendered for conversion at any time from, and including, the cut-off date, to, and including, the thirtieth calendar day immediately following the cut-off date. We will notify holders and the trustee (i) as promptly as practicable following the date we publicly announce such transaction but in no event less than 30 scheduled trading days prior to the anticipated effective date of such transaction; or (ii) if we do not have knowledge of such transaction at least 30 scheduled trading days prior to the anticipated effective date of such transaction, within three business days of the date upon which we receive notice, or otherwise become aware, of such transaction, but in no event later than the actual effective date of such transaction.

Conversions on or after September 15, 2028

On or after September 15, 2028, a holder may convert any of its 2029 Debentures at any time prior to the close of business on the business day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion procedures

If you hold a beneficial interest in a global 2029 Debenture, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global 2029 Debenture and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated 2029 Debenture, to convert you must:

•	complete and manually sign the conversion notice on the back of the 2029 Debenture, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the 2029 Debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

We refer to the date you comply with the relevant procedures for conversion described above as the “conversion date.”

Notwithstanding the foregoing, on any date on or prior to the cut-off date, if the aggregate principal amount of 2029 Debentures that has been converted prior to such date is equal to or greater than $25,000,000, we will not be required to accept 2029 Debentures surrendered for conversion, and a holder will not be permitted to convert its 2029 Debentures. If, as a result of one or more conversions on a single conversion date prior to the cut-off date, the aggregate principal amount of 2029 Debentures that a converting holder or holders have surrendered for conversion on such conversion date, when added to the aggregate principal amount of 2029 Debentures converted prior to such conversion date, would exceed $25,000,000, each such holder(s) will be subject to proration with respect to its conversion and may not be able to convert all its 2029 Debentures. In addition, if exact proration would lead to conversions in excess of this limitation (or conversion of a principal amount of 2029 Debentures that is not an integral multiple of $1,000), the conversion agent will select the 2029 Debentures to be converted (in principal amounts of $1,000 or integral multiples thereof) by lot or by another method that the conversion agent considers fair and appropriate.

If a holder has already delivered a repurchase notice as described under “—Fundamental change permits holders to require us to repurchase 2029 Debentures” with respect to a 2029 Debenture, the holder may not surrender that 2029 Debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Settlement upon conversion

Upon conversion, we will (i) pay cash up to $1,000 principal amount in respect of each $1,000 principal amount of 2029 Debentures being converted and (ii) to the extent the sum of the daily conversion values (calculated as described below) exceeds such principal amount, pay or deliver, as the case may be, cash, our common shares or a combination thereof (at our election) in respect of the excess, by delivering to holders in respect of each $1,000 principal amount of 2029 Debentures being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 trading days during the observation period. If the sum of the daily conversion values for each of the 20 trading days in the applicable observation period is less than $1,000 principal amount, you will receive less than $1,000 principal amount in respect of each $1,000 principal amount of 2029 Debentures converted.

We may specify in respect of any conversion a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage (the “cash percentage notice”) no later than the second business day immediately following the related conversion date (or in the case of any conversions occurring on or after (i) the date of issuance of a notice of redemption as described under “— Optional redemption” and prior to the related redemption date, in such notice of redemption or (ii) September 15, 2028, no later than September 15, 2028). We may only specify one cash percentage (if any) in respect of each observation period. If we timely specify a cash percentage, the amount of cash that we will pay in lieu of all or the applicable portion of the daily share amount in respect of each trading day in the applicable observation period will equal the product of (i) the cash percentage, (ii) the daily share amount for such trading day (assuming we had not specified a cash percentage) and (iii) the daily VWAP for such trading day. The number of common shares deliverable in respect of each trading day in the applicable observation period will be a percentage of the daily share amount (assuming we had not specified a cash percentage) equal to 100%, minus the cash percentage. If we do not timely specify a cash percentage, we will no longer have the right to specify a cash percentage, and we must settle the entire daily share amount for each trading day in such observation period in our common shares (plus cash in lieu of any fractional share).

The “daily settlement amount,” for each of the 20 consecutive trading days during the observation period, shall consist of:

•	cash equal to the lesser of (i) $50 and (ii) the daily conversion value; and

•	if the daily conversion value exceeds $50, a number of shares (the “daily share amount”), subject to our right to pay cash in lieu of all or a portion of such shares as described above, equal to (i) the difference between the daily conversion value and $50, divided by (ii) the daily VWAP for such trading day.

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, 5% of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common shares on such trading day.

The “daily VWAP” means for any trading day the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CVG.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

The “observation period” with respect to any 2029 Debenture surrendered for conversion means:

•	except as set forth in the immediately succeeding bullet, if the relevant conversion date occurs on or after September 15, 2028, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding September 15, 2029;

•	if the relevant conversion date occurs on or after the date of issuance of a notice of redemption as described under “—Optional redemption,” but prior to the relevant redemption date, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding such redemption date; and

•	in all other instances, the 20 consecutive trading day period beginning on, and including, the third trading day immediately following the relevant conversion date.

For the purposes of determining amounts due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in our common shares generally occurs on The New York Stock Exchange or, if our common shares are not then listed on The New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common shares are then listed or, if our common shares are not then listed on a United States national or regional securities exchange, on the principal other market on which our common shares are then traded. If our common shares (or other securities for which a daily VWAP must be determined) are not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common shares are listed or admitted for trading. If our common shares are not so listed or admitted for trading, “scheduled trading day” means a “business day.”

For the purposes of determining amounts due upon conversion, “market disruption event” under the indenture means (i) a failure by the primary United States national or regional securities exchange or market on which our common shares are listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common shares or in any options, contracts or future contracts relating to our common shares.

Except as described under “—Adjustment to shares delivered upon conversion upon a make-whole fundamental change,” we will deliver the settlement amount to converting holders on the third business day immediately following the last trading day of the relevant observation period.

We will deliver cash in lieu of any fractional common share issuable upon conversion based on the daily VWAP of our common shares on the last trading day of the applicable observation period.

Each conversion will be deemed to have been effected as to any 2029 Debentures surrendered for conversion on the conversion date; provided, however, that the person in whose name any common shares shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the last trading day of the relevant observation period.

Exchange in lieu of conversion

When a holder surrenders 2029 Debentures for conversion, we may direct the conversion agent to surrender, on or prior to the second business day immediately following the applicable conversion date, such 2029 Debentures to a financial institution designated by us for exchange in lieu of conversion. In order to accept any 2029 Debentures surrendered for conversion, the designated institution must agree to deliver, in exchange for such 2029 Debentures, all cash and common shares, if any, due upon conversion, all as provided above under “—Settlement upon conversion,” at the sole option of the designated financial institution and as is designated to the conversion agent by us. By the close of business on the second business day immediately following the applicable conversion date, we will notify the holder surrendering 2029 Debentures for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion and such financial institution will be required to notify the conversion agent whether it will deliver, upon exchange, the cash and common shares, if any, due in respect of such conversion.

If the designated institution accepts any such 2029 Debentures, it will deliver cash and our common shares, if any, to the conversion agent, and the conversion agent will deliver such cash and our common shares, if any, to such holder on the third business day immediately following the last trading day of the applicable observation period. Any 2029 Debentures exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any 2029 Debentures for exchange but does not timely deliver the related consideration, or if such designated financial institution does not accept the 2029 Debentures for exchange, we will convert the 2029 Debentures and pay or deliver, as the case may be, the cash and our common shares, if any, no later than the third business day immediately following the last trading day of the applicable observation period, as described above under this “—Conversion rights” section.

Our designation of an institution to which the 2029 Debentures may be submitted for exchange does not require the institution to accept any 2029 Debentures (unless the institution has separately made an agreement with us). We may, but will not be obligated to, enter into a separate agreement with the designated institution that would compensate it for any such transaction.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the 2029 Debentures participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common shares and solely as a result of holding the 2029 Debentures, in any of the transactions described below without having to convert their 2029 Debentures as if they held a number of our common shares equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of 2029 Debentures held by such holder.

(1) If we exclusively issue common shares as a dividend or distribution on our common shares, or if we effect a share split or share combination of our common shares, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1 OS0

where,
CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;
CR1 =	the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;
OS0 =	the number of our common shares outstanding immediately prior to the open of business on such ex-dividend date or effective date; and
OS1 =	the number of our common shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, or any share split or combination of the type described in this clause (1) is announced but our outstanding common shares are not split or combined, as the case may be, the conversion rate shall be immediately readjusted, effective as of the date our board of directors (or any duly authorized committee thereof) determines not to pay such dividend or distribution, or not to split or combine our outstanding common shares, as the case may be, to the conversion rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(2) If we issue to all or substantially all holders of our common shares any rights, options or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase our common shares, at a price per share less than the average of the last reported sale prices of our common shares for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	OS0 + X OS0 + Y

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date;
OS0	=	the number of our common shares outstanding immediately prior to the open of business on such ex-dividend date;
X	=	the total number of our common shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of our common shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the last reported sale prices of our common shares over the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that common shares are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be decreased to the conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of common shares actually delivered. If such rights, options or warrants are not so issued, the conversion rate shall be decreased to the conversion rate that would then be in effect if such ex-dividend date for such issuance had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common shares at less than such average of the last reported sale prices for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such shares, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors (or any duly authorized committee thereof).

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common shares, excluding:

•	dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	SP0 SP0 − FMV

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date;
SP0	=	the average of the last reported sale prices of our common shares over the 10 consecutive trading day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and
FMV	=	the fair market value (as determined by our board of directors or any duly authorized committee thereof) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding common share on the ex-dividend date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common shares of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	FMV0 + MP0 MP0

where,
CR0	=	the conversion rate in effect immediately prior to the end of the valuation period (as defined below);
CR1	=	the conversion rate in effect immediately after the end of the valuation period;
FMV0	=	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common shares applicable to one common share over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and
MP0	=	the average of the last reported sale prices of our common shares over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references in the preceding paragraph with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If any cash dividend or distribution is made to all or substantially all holders of our common shares (other than a distribution under clause (5) below, pursuant to which an adjustment to the conversion rate is made), the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	SP0 SP0 − C

where,
CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;
CR1	=	the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;
SP0	=	the last reported sale price of our common shares on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and
C	=	the amount in cash per share we distribute to holders of our common shares.

Such increase shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common shares, to the extent that the cash and value of any other consideration included in the payment per common share exceeds the last reported sale price of our common shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0	×	AC + (SP1 × OS1) OS0 × SP1

where,
CR0	=	the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;
CR1	=	the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors or any duly authorized committee thereof) paid or payable for shares purchased in such tender or exchange offer;
OS0	=	the number of our common shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer);
OS1	=	the number of our common shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and
SP1	=	the average of the last reported sale prices of our common shares over the 10 consecutive trading day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

If we are obligated to purchase common shares pursuant to any such tender or exchange offer, but we are permanently prevented by applicable law from effecting such purchases or all such purchases are rescinded, the conversion rate will again be adjusted to be the conversion rate that would then be in effect if such tender or exchange offer had not been made.

Notwithstanding the above, certain listing standards of The New York Stock Exchange may limit the amount by which we may increase the conversion rate pursuant to the events described in clauses (2) through (5) in this section and as described in the section captioned “—Adjustment to shares delivered upon conversion upon a make-whole fundamental change.” These standards generally require us to obtain the approval of our shareholders before entering into certain transactions that potentially result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures are issued unless we obtain shareholder approval of issuances in excess of such limitations. In accordance with these listing standards, these restrictions will apply at any time when the 2029 Debentures are outstanding, regardless of whether we then have a class of securities listed on The New York Stock Exchange. Accordingly, in no event will we issue common shares upon conversion of the 2029 Debentures if such issuance would result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures were issued. In the event of an increase in the conversion rate above that which would result in the 2029 Debentures, in the aggregate, becoming convertible into shares in excess of such limitation, we will, at our option, either obtain shareholder approval of such issuances or deliver cash in lieu of any shares otherwise deliverable upon conversions in excess of such limitations based on the daily VWAP of our common shares on each trading day of the relevant observation period in respect of which, in lieu of delivering our common shares, we deliver cash pursuant to this paragraph.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common shares or any securities convertible into or exchangeable for our common shares or the right to purchase our common shares or such convertible or exchangeable securities.

As used in this section, “ex-dividend date” means the first date on which our common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

We are permitted, to the extent permitted by applicable law and subject to the applicable rules of The New York Stock Exchange (if our common shares are then listed thereon), to increase the conversion rate of the 2029 Debentures by any amount for a period of at least 20 business days if our board of directors (or any duly authorized committee thereof) determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common shares or rights to purchase our common shares in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event. Whenever the conversion rate is increased pursuant to either of the two preceding sentences, we will mail to the holder of each security at its last address appearing on the security register a notice of the increase at least fifteen days prior to the date the increased conversion rate takes effect, and such notice will state the increased conversion rate and period during which it will be in effect.

A holder may, in some circumstances, including a distribution of cash dividends to holders of our common shares, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. federal income tax considerations.”

We currently do not have a rights plan in effect. However, to the extent that we have a rights plan in effect upon conversion of the 2029 Debentures into common shares, you will receive, in addition to any common shares received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common shares, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common shares, shares of our capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our common shares under any plan;

•	upon the issuance of any common shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of ours or any of our subsidiaries or any such plan or program assumed by us or any of our subsidiaries;

•	upon the issuance of any common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the 2029 Debentures were first issued;

•	for a change in the par value of our common shares; or

•	for accrued and unpaid interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried-forward adjustment, regardless of whether the aggregate adjustment is less than 1% (i) upon any conversion of 2029 Debentures and (ii) on each of the 22 scheduled trading days immediately preceding September 15, 2029.

Recapitalizations, reclassifications and changes of our common shares

In the case of:

•	any recapitalization, reclassification or change of our common shares (other than changes resulting from a subdivision or combination),

•	any consolidation, merger or combination involving us,

•	any sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or

•	any statutory share exchange,

in each case as a result of which our common shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of 2029 Debentures will be changed into a right to convert such principal amount of 2029 Debentures into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of common shares equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. However, at and after the effective time of the transaction, (x) the amount otherwise payable in cash upon conversion of the 2029 Debentures as set forth under “—Settlement upon conversion” above will continue to be payable in cash, (y) the number of common shares (if we do not elect to pay cash in lieu of all such shares) otherwise deliverable upon conversion of the 2029 Debentures as set forth under “—Settlement upon conversion” above will instead be deliverable in the amount and type of reference property that a holder of that number of our common shares would have received in such transaction and (z) the daily VWAP will be calculated based on the value of a unit of reference property that a holder of one common share would have received in such transaction. If the transaction causes our common shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the 2029 Debentures will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of prices

Whenever any provision of the indenture requires us to calculate the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including an observation period and the “stock price” for purposes of a make-whole fundamental change), we will make appropriate adjustments to each to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period when the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts are to be calculated.

Adjustment to shares delivered upon conversion upon a make-whole fundamental change

If a “fundamental change” (as defined below under clause (1), (2) or (4) and with respect to clause (2), determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (2) of the definition thereof, a “make-whole fundamental change”) occurs and a holder elects to convert its 2029 Debentures in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the 2029 Debentures so surrendered for conversion by a number of additional common shares equal to a percentage of the applicable conversion rate prior to such increase (the “percentage increase”), as described below. A conversion of 2029 Debentures will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion for the relevant 2029 Debentures is received by the conversion agent (x) from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change repurchase date (or, in the case of a make-whole fundamental change that would have been a fundamental change but for the proviso in clause (2) of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change) or (y) if the relevant make-whole fundamental change occurs on or prior to the cut-off date, from, and including, the cut-off date, to, and including, the thirtieth calendar day immediately following the cut-off date.

Upon surrender of 2029 Debentures for conversion in connection with a make-whole fundamental change, we will pay or deliver, as the case may be, in lieu of common shares, including the number of additional shares equal to the percentage increase, cash or a combination of cash and common shares, as described under “—Conversion rights—Settlement upon conversion.” However, if the consideration for our common shares in any make-whole fundamental change described in clause (2) of the definition of fundamental change is comprised entirely of cash, for any conversion of 2029 Debentures following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the “stock price” (as defined below) for the transaction and will be deemed to be an amount equal to the applicable conversion rate (including any percentage increase as described in this section), multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date. We will notify holders of the effective date of any make-whole fundamental change and issue a press release announcing such effective date no later than five business days after such effective date.

The percentage increase will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed paid) per common share in the make-whole fundamental change as a percentage of the “reference price” (as defined below). If the holders of our common shares receive only cash in a make-whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common shares over the five trading day period ending on, and including, the trading day immediately preceding the effective date of the make-whole fundamental change. The board of directors is required to make appropriate adjustments to the stock price, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, during such five consecutive trading day period.

The “reference price” will be 100% of the average VWAP.

The stock prices as a percentage of the reference price set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the 2029 Debentures is otherwise adjusted. The adjusted stock prices as a percentage of the reference price will equal the stock prices as a percentage of the reference price immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price as a percentage of the reference price adjustment and the denominator of which is the conversion rate as so adjusted. The percentage increases will also be adjusted in the same manner and at the same time as the conversion rate as set forth under “—Conversion rate adjustments.”

Subject to the third immediately succeeding paragraph below, the following table sets forth the percentage increase for each stock price as a percentage of the reference price and effective date set forth below:

	Stock price as a percentage of the reference price
Effective date	100.0%	110.0%	125.0%	135.0%	150.0%	175.0%	200.0%	250.0%	300.0%	400.0%	500.0%	600.0%

October , 2009	25.0%	24.7%	21.2%	19.3%	16.9%	13.8%	11.6%	8.4%	6.4%	3.9%	2.5%	1.7%
September 15, 2010	25.0%	24.0%	20.5%	18.7%	16.4%	13.5%	11.3%	8.2%	6.3%	3.8%	2.5%	1.6%
September 15, 2011	25.0%	23.1%	19.8%	18.0%	15.8%	13.0%	10.9%	8.0%	6.1%	3.8%	2.5%	1.6%
September 15, 2012	25.0%	22.0%	18.8%	17.1%	15.0%	12.4%	10.4%	7.7%	5.9%	3.7%	2.4%	1.6%
September 15, 2013	25.0%	20.7%	17.6%	16.0%	14.0%	11.5%	9.7%	7.2%	5.6%	3.5%	2.3%	1.6%
September 15, 2014	25.0%	19.1%	16.1%	14.6%	12.7%	10.4%	8.8%	6.5%	5.1%	3.3%	2.2%	1.5%
September 15, 2015	25.0%	17.4%	14.4%	12.9%	11.1%	9.0%	7.6%	5.6%	4.4%	2.9%	1.9%	1.3%
September 15, 2016	25.0%	16.0%	12.6%	11.1%	9.3%	7.3%	6.0%	4.5%	3.5%	2.3%	1.6%	1.1%
September 15, 2017	25.0%	14.7%	11.1%	9.3%	7.4%	5.3%	4.1%	3.0%	2.3%	1.5%	1.1%	0.8%
September 15, 2018	25.0%	14.5%	10.5%	8.4%	5.8%	3.2%	1.9%	1.1%	0.8%	0.6%	0.4%	0.3%
September 15, 2019	25.0%	14.5%	10.2%	8.0%	5.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2020	25.0%	14.3%	10.2%	7.9%	5.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2021	25.0%	14.2%	10.1%	7.9%	5.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2022	25.0%	14.1%	10.0%	7.8%	5.0%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2023	25.0%	14.1%	10.0%	7.8%	5.0%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2024	25.0%	14.0%	10.0%	7.8%	4.9%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2025	25.0%	13.6%	9.7%	7.6%	4.8%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2026	25.0%	13.0%	9.1%	7.0%	4.4%	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2027	25.0%	12.0%	7.8%	6.0%	3.7%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2028	25.0%	10.8%	5.3%	3.5%	1.9%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
September 15, 2029	25.0%	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The exact stock price as a percentage of the reference price and effective date may not be set forth in the table above, in which case

•	If the stock price as a percentage of the reference price is between two stock prices as a percentage of the reference price in the table or the effective date is between two effective dates in the table, the percentage increase will be determined by a straight-line interpolation between the percentage increase set forth for the higher and lower stock prices as a percentage of the reference price and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price as a percentage of the reference price is greater than 600.0% of the reference price (subject to adjustment in the same manner as the stock prices as a percentage of the reference price set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price as a percentage of the reference price is less than 100.0% of the reference price (subject to adjustment in the same manner as the stock prices as a percentage of the reference price set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed an amount equal to $1,000, divided by 100% of the average VWAP, per $1,000 principal amount of 2029 Debentures, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.” We also will not issue upon conversion more than 19.9% of our common shares outstanding at the time the 2029 Debentures were issued, unless, as described herein, we obtain shareholder approval of issuances in excess of such 19.9% limitation.

In lieu of the percentage increases set forth in the table above, if the initial conversion price equals the Minimum Conversion Price, each percentage increase in the table above will be increased based on the following formula:

PI1	=	PI0	×	4	×	AF

where,
PI1	=	the as-adjusted percentage increase (which percentage, if applicable, will be inserted into the indenture);
PI0	=	the percentage increase set forth in the table above; and
AF	=	the quotient of (i) the Minimum Conversion Price, divided by (ii) 100% of the average VWAP, minus 1.

As a hypothetical example, if PI0 is equal to 25%, the Minimum Conversion Price is equal to $11.93 and 100% of the average VWAP is equal to $8.00, AF will be equal to 0.4913 and PI1 will be equal to 49.13%.

We will announce the definitive percentage increases for the table above by press release no later than 9:00 a.m., New York City time, on the business day immediately preceding the Expiration Date, and the definitive percentage increases will also be available by that time at http://www.dfking.com/convergys and from the Information Agent at one of its numbers listed on the back cover of this prospectus.

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Notwithstanding the above, certain listing standards of The New York Stock Exchange may limit the amount by which we may increase the conversion rate pursuant to the events described in clauses (2) through (5) in the section captioned “—Conversion rate adjustments,” and as described in this section. These standards generally require us to obtain the approval of our shareholders before entering into certain transactions that potentially result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures are issued unless we obtain shareholder approval of issuances in excess of such limitations. In accordance with these listing standards, these restrictions will apply at any time when the 2029 Debentures are outstanding, regardless of whether we then have a class of securities listed on The New York Stock Exchange. Accordingly, in no event will we issue common shares upon conversion of the 2029 Debentures if such issuance would result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures were issued. In the event of an increase in the conversion rate above that which would result in the 2029 Debentures, in the aggregate, becoming convertible into shares in excess of such limitation, we will, at our option, either obtain shareholder approval of such issuances or deliver cash in lieu of any shares otherwise deliverable upon conversions in excess of such limitations based on the daily VWAP of our common shares on each trading day of the relevant observation period in respect of which, in lieu of delivering our common shares, we deliver cash pursuant to this paragraph.

Fundamental change permits holders to require us to repurchase 2029 Debentures

If a “fundamental change” (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase any or all of your 2029 Debentures, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the 2029 Debentures to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date is after a record date but on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the fundamental change repurchase price will be equal to 100% of the principal amount of the 2029 Debentures to be repurchased). The fundamental change repurchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any 2029 Debentures repurchased by us will be paid for in cash, unless we elect otherwise as provided below.

Instead of paying the fundamental change repurchase price in cash, we may elect (which election shall be irrevocable) to pay the fundamental change repurchase price in our common shares (provided that they are publicly traded securities, as defined below), securities of the acquiror (“acquiror securities”) that are publicly traded securities (as defined below), or a combination of cash and our common shares or such publicly traded acquiror securities, as the case may be, by so stating in the notice to be delivered within 20 business days after the occurrence of a fundamental change, as described below. In such event, the number of our common shares or acquiror securities a holder will receive will equal the portion of the fundamental change repurchase price payable in our common shares or acquiror securities, divided by 95% of the average of the last reported sale prices of our common shares or acquiror securities that are publicly traded securities, as the case may be, for the five trading days immediately preceding, and including, the third trading day prior to the fundamental change repurchase date. However, we may not pay the fundamental change repurchase price in our common shares or acquiror securities if an event of default (as described below under “— Events of default”) has occurred or is continuing, and unless we satisfy certain other conditions prior to the fundamental change repurchase date as set forth in the indenture.

Notwithstanding the above, certain listing standards of The New York Stock Exchange may limit the number of our common shares we can deliver to pay the fundamental change repurchase price. These standards generally require us to obtain the approval of our shareholders before entering into certain transactions that potentially result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures are issued unless we obtain shareholder approval of issuances in excess of such limitations. In accordance with these listing standards, these restrictions will apply at any time when the 2029 Debentures are outstanding, regardless of whether we then have a class of securities listed on The New York Stock Exchange. Accordingly, in no event will we issue common shares in payment of the fundamental change repurchase price if such issuance would result in the issuance of more than 19.9% of our common shares outstanding at the time the 2029 Debentures were issued. In the event that payment of the fundamental change repurchase price by delivering our common shares would result in the issuance of our common shares in excess of such limitation, we will, at our option, either obtain shareholder approval of such issuances or deliver cash in lieu of any shares otherwise deliverable in respect of the fundamental change repurchase price in excess of such limitations.

A “fundamental change” will be deemed to have occurred at the time after the 2029 Debentures are originally issued if any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our subsidiaries or our or their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

(2) consummation of (A) any recapitalization, reclassification or change of our common shares (other than changes resulting from a subdivision or combination) as a result of which our common shares would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that any such transaction in which (i) our common shares are not changed or exchanged except to the extent necessary to reflect a change in our jurisdiction of organization or (ii) the holders of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) our shareholders approve any plan or proposal for the liquidation or dissolution of us; or

(4) our common shares (or other common shares or common stock underlying the 2029 Debentures) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market (or any of their respective successors) or any other national securities exchange.

A transaction or transactions described in clause (2) above will not constitute a fundamental change, however, if at least 90% of the consideration received or to be received by our common shareholders, excluding cash payments for fractional shares and cash payments made in respect of dissenters rights or appraisal rights, in connection with such transaction or transactions otherwise constituting a fundamental change consists of common shares or shares of common stock that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global

Select Market or The NASDAQ Global Market or any of their respective successors (“publicly traded securities”) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of this transaction or transactions the 2029 Debentures become convertible into such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters rights or appraisal rights (subject to the provisions set forth above under “—Conversion rights—Settlement upon conversion”).

In addition, for the avoidance of doubt, in no event will a strategic transaction or other divestiture of our Information Management business be considered the sale, lease or other transfer of all or substantially all of the consolidated assets of us and our subsidiaries for purposes of the definition of “fundamental change.”

On or before the 20th business day after the occurrence of a fundamental change, we will provide to all holders of the 2029 Debentures and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	whether we will pay the fundamental change repurchase price in cash, our common shares, acquiror securities or a combination thereof, specifying the percentage of each;

•	if applicable, that the 2029 Debentures with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their 2029 Debentures.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the fundamental change repurchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, the 2029 Debentures to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the 2029 Debentures duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your 2029 Debentures to be delivered for repurchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of 2029 Debentures to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the 2029 Debentures are to be repurchased by us pursuant to the applicable provisions of the 2029 Debentures and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn 2029 Debentures;

•	if certificated 2029 Debentures have been issued, the certificate numbers of the withdrawn 2029 Debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

We will be required to repurchase the 2029 Debentures on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price on the later of (i) the fundamental change repurchase date and (ii) the time of book-entry transfer or the delivery of the 2029 Debentures. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the 2029 Debentures on the fundamental change repurchase date, then:

•	the 2029 Debentures will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the 2029 Debentures is made or whether or not the 2029 Debentures are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price).

In connection with any repurchase offer pursuant to a fundamental change repurchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No 2029 Debentures may be repurchased at the option of holders upon a fundamental change if the principal amount of the 2029 Debentures has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by us in the payment of the fundamental change repurchase price with respect to such 2029 Debentures).

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the 2029 Debentures upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the 2029 Debentures to require us to repurchase its 2029 Debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price or the subordination provisions could restrict such payment. Our ability to repurchase the 2029 Debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk factors—Risks related to the 2029 Debentures—We may not have the ability to raise the funds necessary to settle conversions of the 2029 Debentures or to repurchase the 2029 Debentures upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2029 Debentures.” If we fail to repurchase the 2029 Debentures when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indenture provides that we shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not us) is a corporation organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, and such corporation (if not us) expressly assumes by supplemental indenture all of our obligations under the 2029 Debentures and the indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the indenture. Upon any such consolidation, merger or sale, conveyance, transfer or lease, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, ours under the indenture, and we shall be discharged from our obligations under the 2029 Debentures and the indenture except in the case of a lease of all or substantially all of our properties and assets.

For the avoidance of doubt, for purposes of the immediately preceding paragraph, in no event will a strategic transaction or other divestiture of our Information Management business be considered the sale, conveyance, transfer or lease of all or substantially all of our properties and assets.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change permitting each holder to require us to repurchase the 2029 Debentures of such holder as described above.

Events of default

Each of the following is an event of default:

(1) default in any payment of interest on any 2029 Debenture when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any 2029 Debenture when due and payable (whether in cash or securities) at its stated maturity, upon optional redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

(3) our failure to comply with our obligation to convert the 2029 Debentures in accordance with the indenture upon exercise of a holder’s conversion right;

(4) our failure to give a fundamental change notice as described under “—Fundamental change permits holders to require us to repurchase 2029 Debentures” or notice of a specified corporate transaction as described under “—Conversion upon specified corporate events,” in each case when due;

(5) our failure to comply with our obligations under “—Consolidation, merger and sale of assets;”

(6) our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the 2029 Debentures then outstanding has been received to comply with any of its other agreements contained in the 2029 Debentures or indenture;

(7) default by us or any of our subsidiaries with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $50 million in the aggregate of us and/or any such subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(8) a final judgment for the payment of $50 million or more (excluding any amounts covered by insurance) rendered against us or any of our subsidiaries, which judgment is not paid, discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(9) certain events of bankruptcy, insolvency, or reorganization of us or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X.

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding 2029 Debentures by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, if any, on all the 2029 Debentures to be due and payable. In case of certain events of bankruptcy, insolvency or reorganization, involving us or a significant subsidiary, 100% of the principal of and accrued and unpaid interest on the 2029 Debentures will automatically become due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

Notwithstanding the foregoing, the indenture will provide that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) our failure to comply with our obligations as set forth under “—Reports” below, will after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the 2029 Debentures at a rate equal to 0.25% per annum of the principal amount of the 2029 Debentures outstanding for each day during the 120-day period beginning on, and including, the occurrence of such an event of default during which such event of default is continuing.

If we so elect, such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the 2029 Debentures. On the 121st day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 121st day), the 2029 Debentures will be subject to acceleration as provided above. The provisions of the indentures described in this paragraph will not affect the rights of holders of 2029 Debentures in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest following an event of default in accordance with the immediately succeeding paragraph, the 2029 Debentures will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 120 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of 2029 Debentures, the trustee and the paying agent of such election prior to the beginning of such 120-day period. Upon our failure to timely give such notice, the 2029 Debentures will be immediately subject to acceleration as provided above.

If any portion of the amount payable on the 2029 Debentures upon acceleration is considered by a court to be unearned interest (through the allocation of the value of the instrument to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

The holders of a majority in principal amount of the outstanding 2029 Debentures may waive all past defaults (except with respect to nonpayment of principal or interest or with respect to the failure to deliver the consideration due upon conversion) and rescind any such acceleration with respect to the 2029 Debentures and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing events of default, other than the nonpayment of the principal of and interest on the 2029 Debentures that have become due solely by such declaration of acceleration, have been cured or waived.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal (including the fundamental change repurchase price, if applicable) of;

•	accrued and unpaid interest, if any, on; and

•	the consideration due upon conversion of,

its 2029 Debentures, on or after the respective due dates expressed or provided for in the indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, or the right to receive payment or delivery of the consideration due upon consideration, no holder may pursue any remedy with respect to the indenture or the 2029 Debentures unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding 2029 Debentures have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding 2029 Debentures have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding 2029 Debentures are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee.

The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any 2029 Debenture or a default in the payment or delivery of the consideration due upon conversion, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after our knowledge of the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or proposes to take in respect thereof.

Payments of the redemption price, fundamental change repurchase price, principal and interest that are not made when due will accrue interest per annum at the then-applicable interest rate from the required payment date.

Modification and amendment

Subject to certain exceptions, the indenture or the 2029 Debentures may be amended with the consent of the holders of at least a majority in principal amount of the 2029 Debentures then outstanding (including without limitation, consents obtained in connection with a repurchase of, or tender offer or exchange offer for, 2029 Debentures) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the 2029 Debentures then outstanding (including, without limitation, consents obtained in connection with a repurchase of, or tender offer or exchange offer for, 2029 Debentures). However, without the consent of each holder of an outstanding 2029 Debenture affected, no amendment may, among other things:

(1) reduce the amount of 2029 Debentures whose holders must consent to an amendment or waiver;

(2) reduce the rate of or extend the stated time for payment of interest on any 2029 Debenture;

(3) reduce the principal of or extend the stated maturity of any 2029 Debenture;

(4) make any change that adversely affects the conversion rights of any 2029 Debentures;

(5) reduce the redemption price or the fundamental change repurchase price of any 2029 Debenture or amend or modify in any manner adverse to the holders of 2029 Debentures our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any 2029 Debenture payable in money other than that stated in the 2029 Debenture;

(7) impair the right of any holder to receive payment of principal and interest on such holder’s 2029 Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s 2029 Debentures; or

(8) make any change to the subordination provisions of the indenture if such change would adversely affect the rights of holders.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency that does not materially adversely affect holders of the 2029 Debentures;

(2) provide for the assumption by a successor corporation of our obligations under the indenture;

(3) add guarantees with respect to the 2029 Debentures;

(4) secure the 2029 Debentures;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) make any change that does not materially adversely affect the rights of any holder;

(7) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act; or

(8) conform the provisions of the indenture to the “Description of the 2029 Debentures” section of this prospectus.

Holders do not need to approve the particular form of any proposed amendment. It will be sufficient if such holders approve the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding 2029 Debentures or by depositing with the trustee or delivering to the holders, as applicable, after the 2029 Debentures have become due and payable, whether at the stated maturity, any fundamental change repurchase date, upon conversion or otherwise, cash and (in the case of conversion) common shares, if any, sufficient to pay all of the outstanding 2029 Debentures and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in respect of 2029 Debentures

Except as otherwise provided above, we will be responsible for making all calculations called for under the 2029 Debentures. These calculations include, but are not limited to, determinations of the last reported sale prices of our common shares, accrued interest payable on the 2029 Debentures and the conversion rate of the 2029 Debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of 2029 Debentures. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of 2029 Debentures upon the request of that holder.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the trustee within 30 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Documents filed by us with the SEC via the EDGAR system will be deemed to be filed with the trustee as of the time such documents are filed via EDGAR.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates and the trustee also serves as trustee of the 2009 Senior Notes.

No personal liability of shareholders, employees, officers and directors

None of our, or of any successor entity’s, direct or indirect shareholders, employees, officers or directors, as such, past, present or future, shall have any personal liability in respect of our obligations under the indenture or the 2029 Debentures solely be reason of his, her or its status as such shareholder, employee, officer or director.

Governing law

The indenture provides that it and the 2029 Debentures, and any claim, controversy or dispute arising under or related to the indenture or the 2029 Debentures, will be governed by and construed in accordance with the laws of the State of New York (without regard to the conflicts of laws provisions thereof that would result in the application of any law other than the laws of the State of New York).

Book-entry, settlement and clearance

The global 2029 Debentures

The 2029 Debentures will be initially issued in the form of one or more registered 2029 Debentures in global form, without interest coupons (the “global 2029 Debentures”). Upon issuance, each of the global 2029 Debentures will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global 2029 Debenture will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global 2029 Debenture with DTC’s custodian, DTC will credit portions of the principal amount of the global 2029 Debenture to the accounts of the DTC participants designated by the dealer manager; and

•	ownership of beneficial interests in a global 2029 Debenture will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC

(with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global 2029 Debenture).

Beneficial interests in global 2029 Debentures may not be exchanged for 2029 Debentures in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global 2029 Debentures

All interests in the global 2029 Debentures will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the dealer manager is responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the dealer manager; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global 2029 Debenture, that nominee will be considered the sole owner or holder of the 2029 Debentures represented by that global 2029 Debenture for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global 2029 Debenture:

•	will not be entitled to have 2029 Debentures represented by the global 2029 Debenture registered in their names;

•	will not receive or be entitled to receive physical, certificated 2029 Debentures; and

•	will not be considered the owners or holders of the 2029 Debentures under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global 2029 Debenture must rely on the procedures of DTC to exercise any rights of a holder of 2029 Debentures under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest with respect to the 2029 Debentures represented by a global 2029 Debenture will be made by the trustee to DTC’s nominee as the registered holder of the global 2029 Debenture. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global 2029 Debenture, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global 2029 Debenture will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated 2029 Debentures

Debentures in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related 2029 Debentures in accordance with procedures of DTC only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global 2029 Debentures and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default with respect to the 2029 Debentures has occurred and is continuing and such beneficial owner requests that its 2029 Debentures be issued in physical, certificated form.

Description of capital stock

The following summary of certain provisions of our capital stock is not complete and is subject to, and qualified in its entirety by reference to, the relevant provisions of Ohio law, and by Convergys’ articles of incorporation and regulations, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You may obtain a copy of our Amended Articles of Incorporation by the means described under “Where you can find more information.”

We are authorized to issue 505,000,000 shares of all classes of stock, 500,000,000 of which are common shares, without par value, and 5,000,000 of which are preferred shares, without par value, of which 4,000,000 are voting preferred shares. As of June 30, 2009, there were 122,849,920 common shares outstanding, excluding amounts held in treasury of 60,400,073, and no preferred shares issued and outstanding. All issued and outstanding common shares are fully paid and nonassessable. Any additional common shares and preferred shares that Convergys issues will be fully paid and nonassessable. No holders of shares of any class of our capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

Common shares

All common shares are entitled to participate equally in the dividends declared by our board of directors and upon liquidation, subject to the prior rights of any preferred shares. All common shares are fully paid and nonassessable. Each shareholder has one vote for each common share registered in the shareholder’s name. Our board of directors is divided into three classes as nearly equal in size as the total number of directors constituting the board permits. The shareholders or the directors may fix or change the number of directors from time to time.

Preferred shares

Our board of directors is authorized to issue preferred shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, covenants, and certain other rights, preferences and limitations. Each series of preferred shares would rank, with respect to dividends and redemption and liquidation rights, senior to common shares. It is not possible to state the actual effect of the authorization of any series of preferred shares upon the rights of holders of the common shares until our board of directors determines the rights of the holders of one or more series of preferred shares. However, possible effects could include (a) restrictions on dividends on common shares, (b) dilution of the voting power of common shares to the extent that the voting preferred shares have voting rights or (c) inability of common shares to share in our assets upon liquidation until satisfaction of any liquidation preference granted to preferred shares.

Transfer agent

Computershare Investor Services, LLC is the transfer agent and registrar for our common shares.

Description of differences between
the 2029 Debentures and the 2009 Senior Notes

The following description is a summary of the key differences among certain terms and provisions of the 2029 Debentures as compared to the 2009 Senior Notes. These statements do not purport to be complete and are qualified in their entirety by express reference to the respective indentures governing each of the 2029 Debentures and the 2009 Senior Notes, copies of which have been filed with the SEC and are available as described under “Where you can find more information.”

	2029 Debentures	2009 Senior Notes

Issuer	Convergys Corporation.	Same as 2029 Debentures.
Aggregate principal amount outstanding immediately prior to the Exchange Offer	None.	$192.6 million.
Denominations of issuance	Minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.	Same as 2029 Debentures.
Interest rate	The per annum interest rate of the 2029 Debentures will be 5.75% (in addition to any contingent interest that may accrue at the rate and under the circumstances described in the immediately succeeding row and under “Description of the 2029 Debentures—Contingent interest”).	The per annum interest rate of the 2009 Senior Notes is 4.875%.
Contingent interest	Beginning with the semiannual interest period commencing on September 15, 2019, contingent interest will accrue on the 2029 Debentures during any semiannual interest period where the average trading price of a 2029 Debenture for the 10 trading days immediately preceding the first day of such semiannual period is greater than or equal to $1,500 per $1,000 principal amount of the 2029 Debentures, in which case contingent interest will accrue at a rate of 0.75% of such average trading price per annum.	The 2009 Senior Notes do not require the payment of contingent interest under any circumstances.

	2029 Debentures	2009 Senior Notes

Maturity	The maturity date of the 2029 Debentures will be September 15, 2029, unless earlier repurchased, redeemed or converted.	The maturity date of the 2009 Senior Notes is December 15, 2009.
Ranking	The 2029 Debentures will be our unsecured junior obligations and will be subordinated in right of payment to our existing and future senior debt (as defined under “Description of the 2029 Debentures—Subordination”).
In addition, the 2029 Debentures will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish.	The 2009 Senior Notes are our unsecured senior obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the 2009 Senior Notes, including the 2029 Debentures; equal with all of our other unsecured senior indebtedness; and junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness.
In addition, the 2009 Senior Notes are effectively subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish.

	2029 Debentures	2009 Senior Notes

Conversion rights	The 2029 Debentures will be convertible upon the occurrence of certain circumstances and subject to the conditions described under “Description of the 2029 Debentures—Conversion rights” into cash up to the aggregate principal amount of the 2029 Debentures being converted and our common shares (subject to our right to pay cash in respect of all or a portion of such shares) in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2029 Debentures being converted.	None.
The initial conversion rate of the 2029 Debentures will equal 1,000 divided by the initial conversion price. The initial conversion price will be a price specified in the indenture equal to the greater of (i) 125% of the “average VWAP,” rounded to four decimal places, and (ii) the Minimum Conversion Price of $11.93. The “average VWAP” means the arithmetic average of the “daily VWAP” for each trading day during the three trading day period ending on, and including, the second business day prior to the Expiration Date, rounded to four decimal places. The “daily VWAP” means for any trading day the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CVG.N

2029 Debentures	2009 Senior Notes

<equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus.
In addition, following certain corporate events that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its 2029 Debentures in connection with such a corporate event in certain circumstances as described under “Description of the 2029 Debentures—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change.”

	2029 Debentures	2009 Senior Notes

Optional redemption	On or after September 15, 2019, we may redeem for cash all or part of the 2029 Debentures if the last reported sale price of our common shares has been at least 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period immediately prior to the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2029 Debentures to be redeemed, plus accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein).
We may redeem the 2009 Senior Notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

•   100% of the principal amount of the 2009 Senior Notes being redeemed; and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the 2009 Senior Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points.

2029 Debentures	2009 Senior Notes

We may also redeem all or part of the 2029 Debentures for cash on or prior to September 15, 2010 if certain U.S. federal tax legislation, regulations or rules are enacted or are issued. The redemption price for any such redemption will be 101.5% of the principal amount of the 2029 Debentures being redeemed plus (i) accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date (except as otherwise provided herein) and (ii) if the current conversion value of the 2029 Debentures being redeemed exceeds their initial conversion value, 95% of the amount determined by subtracting the initial conversion value of such 2029 Debentures from their current conversion value. See “Description of the 2029 Debentures—Optional redemption.”	We will also pay the accrued and unpaid interest on the 2009 Senior Notes to the redemption date.
We will give notice of any redemption not less than 40 nor more than 60 days before the redemption date by mail to the trustee, the paying agent and each holder of 2029 Debentures.

	2029 Debentures	2009 Senior Notes

Fundamental change	If we undergo a “fundamental change” (as defined in this prospectus under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your 2029 Debentures that is equal to $1,000 or a multiple thereof. The fundamental change repurchase price will be 100% of the principal amount of the 2029 Debentures to be repurchased, plus any accrued and unpaid interest (including contingent and additional interest), if any, to, but excluding, the fundamental change purchase date (except as otherwise provided herein). The fundamental change repurchase price will be payable in cash unless we elect to pay the fundamental change repurchase price in our common shares as described above under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures.”	None.
Limitation on sale and lease-back transactions	The 2029 Debentures will not contain any limitation on sale and lease-back transactions.	Under the 2009 Senior Notes, neither we nor any of our subsidiaries are permitted to enter into any sale and lease-back transactions with respect to any assets (except for temporary leases, including renewals, of not more than one year), unless:

	2029 Debentures	2009 Senior Notes

• it relates to any real property that we or any of our subsidiaries owned on the date of the indenture for the 2009 Senior Notes;
• we or such subsidiary would be permitted to secure indebtedness in an amount equal to the discounted value of the obligations for rental payments; or

•   the proceeds of the sale of the assets to be leased are at least equal to the fair value of the property and the proceeds are applied to the purchase or acquisition of certain assets or the retirement of certain indebtedness.

Limitation on liens	The 2029 Debentures will not contain any limitation on liens.	Under the 2009 Senior Notes, neither we nor any of our subsidiaries are permitted to create, issue, incur, assume or guarantee certain types of secured debt, without securing the 2009 Senior Notes on an equal and ratable basis with any such debt. These limitations apply to debt secured by mortgages, pledges, liens and other encumbrances, subject to certain exceptions.
Events of default	Each of the following will be an event of default under the 2029 Debentures: • default for 30 days in the payment of any interest;	Each of the following is an event of default under the 2009 Senior Notes: • default for 30 days in the payment of any interest;
	• default in the payment of principal (whether payable in cash or securities);	• default in the payment of principal;

2029 Debentures	2009 Senior Notes

•   our failure to comply our obligation to convert the 2029 Debentures in accordance with the terms of the indenture upon exercise of a holder’s conversion right;

•   our failure to give a fundamental change notice as described under “Description of the 2029 Debentures—Fundamental change permits holders to require us to repurchase 2029 Debentures” or notice of a specified corporate transaction as described under “Description of the 2029 Debentures—Conversion upon specified corporate events,” in each case when due;

•   our failure to comply with our obligations under “Description of the 2029 Debentures—Consolidation, merger and sale of assets;”

•   our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the 2029 Debentures then outstanding has been received to comply with any of its other agreements contained in the 2029 Debentures or indenture;
• our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the 2029 Debentures then outstanding has been received to comply with any of our other agreements contained in the 2009 Senior Notes or the indenture therefor;

• our failure to pay when due or a default that results in the acceleration of maturity of any other debt of ours or our subsidiaries in an aggregate amount of $40 million or more unless (i) the acceleration is rescinded, stayed or annulled, or (b) the debt has been discharged or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 30 days after written notice of default is given to us by the trustee or by holders of at least 25% in principal amount of the outstanding series of securities; or

2029 Debentures	2009 Senior Notes

•   default by us or any of our subsidiaries with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $50 million in the aggregate of us and/or any such subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

•   a final judgment for the payment of $50 million or more (excluding any amounts covered by insurance) rendered against us or any of our subsidiaries, which judgment is not paid, discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or
• certain events of bankruptcy, insolvency, or reorganization of us.
Like the 2029 Debentures, the 2009 Senior Notes permit the acceleration of the payment of the principal amount of the 2009 Senior Notes, plus accrued and unpaid interest, if any, upon the occurrence of an event of default, subject to certain conditions. However, under the 2009 Senior Notes, these amounts automatically become due and payable in the case of certain types of bankruptcy, reorganization or insolvency events of default involving us, and the occurrence of such certain types of bankruptcy, reorganization or insolvency events with respect to any of our subsidiaries will not constitute an event of default under the 2009 Senior Notes.

	2029 Debentures	2009 Senior Notes

• certain events of bankruptcy, insolvency, or reorganization of us or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X;
If any event of default occurs, the principal amount of the 2029 Debentures, plus accrued and unpaid interest (including contingent and additional interest), if any, may be declared immediately due and payable, subject to certain conditions. However, these amounts automatically become due and payable in the case of certain types of bankruptcy, reorganization or insolvency events of default involving us or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X.
During certain periods and subject to certain conditions, the sole remedy for certain reporting defaults by us shall be the payment of additional interest.
Absence of a public market	We do not intend to list the 2029 Debentures on any national securities exchange. The 2029 Debentures will be a new issue of securities for which there is currently no public market.	The 2009 Senior Notes are not listed for trading on any national securities exchange.

Material U.S. federal income tax considerations

The discussion below summarizes the material U.S. federal income tax consequences to holders of the 2009 Senior Notes of the exchange of 2009 Senior Notes pursuant to the Exchange Offer (the “Exchange”) and of the acquisition, ownership and disposition of the 2029 Debentures and, where noted, the common shares into which the 2029 Debentures are convertible. The discussion of U.S. federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the “Code”), the applicable federal income tax regulations promulgated or proposed under the Code (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. The U.S. federal income tax consequences of the contemplated transactions are complex and are subject to significant uncertainties. We have not requested a ruling from the IRS or any other tax authority with respect to any of the tax aspects of the transactions described herein, and the discussion below is not binding upon the IRS or such other authorities. Thus, no assurances can be given that the IRS or such other authorities would not assert, or that a court would not sustain, a different position from any discussed herein.

This summary does not address foreign, state or local tax consequences, nor does it address the U.S. federal income tax consequences to subsequent holders of 2029 Debentures or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, holders that are, or hold notes through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and persons holding notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or other integrated transaction). In addition, this discussion does not address U.S. federal taxes other than income taxes. This discussion assumes that the 2009 Senior Notes are, and the 2029 Debentures will be, held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of 2009 Senior Notes or 2029 Debentures that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of 2009 Senior Notes or 2029 Debentures that is an individual, corporation, estate or trust and is not a U.S. Holder.

Non-U.S. Holders are subject to special U.S. federal income tax provisions, some of which are discussed below.

If a partnership holds 2009 Senior Notes or 2029 Debentures, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership holding 2009 Senior Notes or 2029 Debentures or a partner in such a partnership, you should consult your own tax advisor.

The following discussion of material U.S. federal income tax consequences is not a substitute for careful tax planning and advice from your own tax advisor based upon your individual circumstances.

Classification of the 2029 Debentures

Under the indenture governing the 2029 Debentures, we and each holder of a 2029 Debenture will agree, for U.S. federal income tax purposes, to treat the 2029 Debentures as indebtedness that is subject to the Treasury Regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. The application of the Contingent Debt Regulations to instruments such as the 2029 Debentures, however, is uncertain in several respects. Any differing treatment could affect the amount, timing, and character of income, gain, or loss in respect of an investment in the 2029 Debentures.

Except as otherwise noted below, the remainder of this discussion assumes that the 2029 Debentures will be treated as indebtedness subject to the Contingent Debt Regulations and does not address any possible differing treatments of the 2029 Debentures. You should consult your tax advisor regarding the tax treatment of holding the 2029 Debentures.

Consequences to exchanging U.S. Holders

The Exchange

If you participate in the Exchange, you generally will exchange your 2009 Senior Notes for 2029 Debentures. However, you will also receive cash in lieu of any 2029 Debenture in a principal amount less than $1,000 you would otherwise receive (a “Fractional 2029 Debenture”). The U.S. federal income tax treatment of the receipt of cash in lieu of a Fractional 2029 Debenture in the Exchange is unclear. If you receive cash in lieu of a Fractional 2029 Debenture, you may be treated as if you had received a Fractional 2029 Debenture in the Exchange and immediately disposed of such Fractional 2029 Debenture for cash. Alternatively, cash received in lieu of a Fractional 2029 Debenture could be treated in the same manner as other consideration received in the Exchange. The remainder of this discussion assumes that you will be treated as having received the aggregate amount of 2029 Debentures to which you would otherwise have been entitled in the Exchange (including any Fractional 2029 Debenture) and then as having immediately disposed of any such Fractional 2029 Debenture for cash. You should consult your tax advisor regarding the treatment of cash received in lieu of a Fractional 2029 Debenture.

The U.S. federal income tax consequences of participating in the Exchange are unclear and will substantially depend upon whether the Exchange constitutes a “recapitalization.” The Exchange will constitute a recapitalization if both the 2009 Senior Notes and the 2029 Debentures are “securities” for U.S. federal income tax purposes. The determination of whether a debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term to maturity. In general, debt obligations issued with a weighted average maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more constitute securities. The 2009 Senior Notes have a term to maturity of five years; the 2029 Debentures will have a term to maturity of twenty years. Because the application of these rules to the 2009 Senior Notes is unclear, you should consult your tax advisor regarding whether the 2009 Senior Notes constitute “securities” for these purposes.

Treatment of the Exchange as a recapitalization. If both the 2009 Senior Notes and the 2029 Debentures are treated as securities, the Exchange would be treated as a recapitalization. The application of the recapitalization provisions to debt instruments subject to the Contingent Debt Regulations is unclear. The application of the recapitalization provisions to any 2029 Debentures received (or deemed received) with a principal amount in excess of the principal amount of the 2009 Senior Notes surrendered in the Exchange is also unclear. Nevertheless, if the Exchange is treated as a recapitalization, we believe that you would recognize gain, but not loss, in an amount equal to the lesser of: (i) the excess, if any, of the issue price (see “—Issue Price of 2029 Debentures” below) of the 2029 Debentures you receive (including the issue price of any Fractional 2029 Debenture deemed to be received) over your adjusted tax basis in the 2009 Senior Notes that you exchange, and (ii) the fair market value of the excess of principal amount of the 2029 Debentures you receive, including any Fractional 2029 Debenture you are deemed to receive, over the principal amount of the 2009 Senior Notes that you surrender in the Exchange (the “2029 Excess Principal Debentures”).

Your adjusted tax basis in a 2009 Senior Note generally should equal the amount you paid for the 2009 Senior Note, increased by any market discount with respect to the 2009 Senior Note previously included in your gross income and decreased by any bond premium with respect to the 2009 Senior Note you previously amortized and by any payments you received on the 2009 Senior Note prior to the Exchange other than stated interest payments.

Except as discussed below, any recognized gain would generally be treated as capital gain and would be long-term capital gain if you held the 2009 Senior Notes for more than one year. If, however, you purchased the 2009 Senior Notes at a market discount, any gain recognized would be treated as ordinary income to the extent of the accrued market discount on the 2009 Senior Notes exchanged that accrued during the period that you held the 2009 Senior Notes and that you had not previously included in income pursuant to an election to include the market discount in income as it accrues. A 2009 Senior Note generally will be considered to have been acquired with market discount if the stated principal amount of the 2009 Senior Note at the time of acquisition exceeded your initial tax basis in the 2009 Senior Note (generally, its cost) by more than a statutory de minimis amount. Market discount accrues on a ratable basis unless you elect to accrue the market discount using a constant-yield method.

You would also recognize short-term capital gain or loss with respect to the deemed disposition of a Fractional 2029 Debenture in an amount equal to the difference between (i) the cash received in lieu of the Fractional 2029 Debenture and (ii) your tax basis in such Fractional 2029 Debenture.

Your initial tax basis in a 2029 Debenture received in the Exchange (other than any 2029 Excess Principal Debentures) would equal your adjusted tax basis in the 2009 Senior Notes that you exchanged, increased by the amount of any gain you recognized on the Exchange and reduced by the fair market value of any 2029 Excess Principal Debenture you receive or are deemed to receive in the Exchange. Your tax basis in any 2029 Excess Principal Debentures, including any Fractional 2029 Debenture, would equal the fair market value of the 2029 Excess Principal Debentures. Your holding period for the 2029 Debentures (excluding any 2029 Excess Principal Debentures) would include your holding period in the 2009 Senior Notes exchanged therefor.

Your holding period for a 2029 Excess Principal Debenture would begin on the day after receipt of the 2029 Excess Principal Debenture for U.S. federal income tax purposes.

Treatment of the Exchange as a taxable exchange. If either the 2009 Senior Notes or the 2029 Debentures are not treated as securities for U.S. federal income tax purposes, the exchange of 2009 Senior Notes for 2029 Debentures, including any Fractional 2029 Debentures deemed received, would be a taxable exchange for U.S. federal income tax purposes and you would recognize gain or loss equal to the difference (if any) between (i) the issue price (see “—Issue Price of 2029 Debentures” below) of the 2029 Debentures received at the time of the Exchange and (ii) your adjusted tax basis in the 2009 Senior Notes exchanged.

Except as discussed below, gain or loss recognized by you would generally be capital gain or loss and would be long-term capital gain or loss if, at the time of the exchange, your holding period for the 2009 Senior Notes exchanged exceeds one year. Gain recognized would be treated as ordinary income to the extent of any market discount on the 2009 Senior Notes exchanged that accrued during the period that you held the 2009 Senior Notes and that you had not previously included in income pursuant to an election to include the market discount in income as it accrues. As noted above under “—Treatment of the Exchange as a recapitalization,” a 2009 Senior Note generally would be considered to have been acquired with market discount if the stated principal amount of the 2009 Senior Note at the time of acquisition exceeded your initial tax basis in the 2009 Senior Note (generally, its cost) by more than a statutory de minimis amount. A reduced tax rate may apply to individuals with long-term capital gains. The deductibility of capital losses is subject to limitations.

You would also recognize short-term capital gain or loss with respect to the deemed disposition of a Fractional 2029 Debenture in an amount equal to the difference, if any, between (i) the cash received in lieu of the Fractional 2029 Debenture and (ii) your adjusted tax basis in such Fractional 2029 Debenture.

Your initial tax basis in the 2029 Debentures received (including any Fractional 2029 Debentures deemed to be received) in a taxable exchange would equal their issue price at the time of the exchange. Your holding period for 2029 Debentures received in a taxable exchange would begin on the day after receipt of the 2029 Debentures for U.S. federal income tax purposes.

Issue Price of 2029 Debentures. The issue price of the 2029 Debentures will be equal to their fair market value as determined by the trading price of the 2029 Debentures as of the issue date, if the 2029 Debentures are “publicly traded,” or alternatively the trading price of the 2009 Senior Notes as of the issue date, if the 2029 Debentures are not “publicly traded” but the 2009 Senior Notes are. Although it is not certain, we believe that the 2009 Senior Notes are “publicly traded,” and the remainder of this discussion, including the discussion of the tax consequences of holding the 2029 Debentures under the Contingent Debt Regulations, assumes that one or both of the 2009 Senior Notes and the 2029 Debentures will be treated as “publicly traded.” You should consult your tax advisor regarding the determination of the issue price of the 2029 Debentures.

Cash received for accrued interest. Pursuant to the Exchange Offer, holders of 2009 Senior Notes will receive cash for accrued and unpaid interest on the 2009 Senior Notes. The cash received in satisfaction of accrued interest will be taxable to you as interest income (if not previously included in your gross income).

Ownership and disposition of 2029 Debentures

Accrual of income. Under the Contingent Debt Regulations, actual cash payments on the 2029 Debentures, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of applying these Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the 2029 Debentures;

•	require you to accrue original issue discount at the comparable yield (as described below) which will be substantially in excess of the interest payments actually received by you; and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the 2029 Debentures.

Subject to the adjustments described below under “—Adjustments to Interest Accruals and Projected Payments on the 2029 Debentures,” you will be required to accrue an amount of original issue discount, for each accrual period prior to and including the maturity date of the 2029 Debentures, that equals:

•	the product of: (i) the adjusted issue price (as defined below) of the 2029 Debentures as of the beginning of the accrual period, and (ii) the comparable yield (as defined below) of the 2029 Debentures, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the 2029 Debentures.

The initial issue price of a 2029 Debenture will be determined as described above under the heading ‘‘—Trading Status of the 2009 Senior Notes and the 2029 Debentures.” The adjusted issue price of a 2029 Debenture at any given time thereafter will be its initial issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below under the heading “—Adjustments to Interest Accruals and Projected Payments on the 2029 Debentures,” and decreased by the projected amounts of any payments previously scheduled to be made with respect to the 2029 Debentures.

As described above, and subject to the adjustments described below under “—Adjustments to Interest Accruals and Projected Payments on the 2029 Debentures,” you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the 2029 Debentures. Pursuant to the Contingent Debt Regulations, we must determine the comparable yield of the 2029 Debentures based on the rate, as of the initial issue date, at which we would issue a fixed-rate, non-convertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the 2029 Debentures. Accordingly, we have estimated that the comparable yield is an annual rate of 14.65%, compounded semi-annually. This estimate may differ from the comparable yield we determine as of the initial issue date. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us.

We are required to furnish to you the comparable yield and, solely for tax purposes, a projected payment schedule that includes the stated interest payments on the 2029 Debentures and estimates or “projects” the amount and timing of contingent interest payments and the payment at maturity on the 2029 Debentures, taking into account the cash and the fair market value of our common shares that might be paid upon a conversion of the 2029 Debentures at maturity. You may obtain the projected payment schedule by submitting a written request for it to us at our address set forth in “Where you can find more information.” By exchanging your

2009 Senior Notes for the 2029 Debentures, pursuant to the indenture, you agree to be bound by our determination of the comparable yield and projected payment schedule.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereto in respect of the 2029 Debentures; they do not constitute a projection or representation regarding the actual or expected amount of the payments on a 2029 Debenture.

Adjustments to interest accruals and projected payments on the 2029 Debentures. If the actual contingent payments made on the 2029 Debentures differ from the projected contingent payments, adjustments to your original issue discount accruals will be made to account for the differences. If, during any taxable year, you receive actual payments with respect to the 2029 Debentures for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. If you receive in a taxable year actual payments with respect to the 2029 Debentures for the taxable year that in the aggregate are less than the amount of projected payments for that taxable year, you will incur a negative adjustment equal to the amount of such deficit. For these purposes, the payment at the final maturity of the 2029 Debentures would include the fair market value of any of our common shares received upon conversion in that year, measured at the time such shares are received.

In addition, if your initial tax basis in your 2029 Debentures differs from the initial issue price of your 2029 Debentures (see the discussion above under the heading “—Issue Price”), which could occur if the Exchange is treated as a recapitalization (see the discussion above under the heading “—Treatment of the Exchange as a recapitalization”), you would be required to allocate such difference reasonably to the daily portions of original issue discount that accrues on your 2029 Debentures or projected payments on your 2029 Debentures in accordance with the provisions of the Contingent Debt Regulations. Generally, if your adjusted tax basis exceeds the adjusted issue price of your 2029 Debenture, the portion of such excess allocated to a daily portion of original issue discount or projected payment should be treated as a negative adjustment on the date the daily portion accrues or the payment is made. If your adjusted issue price exceeds your adjusted tax basis of your 2029 Debenture, the amount of such excess allocated to a daily portion of original issue discount or projected payment should be treated as a positive adjustment on the date the daily portion accrues or payment is made. On the date of an adjustment described in this paragraph, your adjusted tax basis in your 2029 Debenture should be reduced by the amount described in this paragraph treated as a negative adjustment and increased by the amount described in this paragraph treated as a positive adjustment.

The amount, if any, by which total positive adjustments on your 2029 Debentures in a taxable year exceed total negative adjustments on your 2029 Debentures in that year will be treated as additional interest income for that year. The amount, if any, by which total negative adjustments on your 2029 Debentures in a taxable year exceed total positive adjustments on your 2029 Debentures in a taxable year will be treated as follows:

•	first, a net negative adjustment will reduce the amount of original issue discount required to be accrued in the current taxable year;

•	second, any net negative adjustment that exceeds the amount of original issue discount otherwise accrued in the current taxable year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the 2029 Debentures, reduced to the extent such prior original issue discount was reduced by prior negative adjustments; and

•	third, any excess net negative adjustment will be treated as a regular negative adjustment in the succeeding taxable year.

The rules governing the accrual of income on the 2029 Debentures are extremely complex, and you should consult your own tax advisor regarding the proper accrual of interest and adjustments thereto under the Contingent Debt Regulations.

Sale, exchange, conversion or redemption. Upon the sale, exchange, conversion or redemption of a 2029 Debenture (other than at the final maturity of the 2029 Debentures, as discussed above), you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the 2029 Debentures. As a holder of a 2029 Debenture, you agree to treat the cash and fair market value of our common shares that you receive on conversion as a contingent payment. Any gain recognized on a 2029 Debenture generally will be treated as ordinary interest income. Loss from the disposition of a 2029 Debenture will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the 2029 Debentures. Any loss in excess of that amount will be treated as capital loss. The deductibility of capital losses is subject to limitations.

Special rules apply in determining the adjusted tax basis of a 2029 Debenture. Your initial tax basis in a 2029 Debenture (as described above under the heading “—Exchange Offer”) will be increased by original issue discount you previously accrued on the 2029 Debentures (without taking into account any adjustments other than any positive adjustments occurring as a result of a difference between your adjusted tax basis in a 2029 Debenture and the adjusted issue price of a 2029 Debenture) and reduced by the projected amount of any payments previously scheduled to be made on the 2029 Debentures and any negative adjustments occurring as a result of a difference between your adjusted tax basis in a 2029 Debenture and the adjusted issue price of a 2029 Debenture.

Your adjusted tax basis in any of our common shares received upon conversion of a 2029 Debenture will be equal to the then current fair market value of such common shares. Your holding period for our common shares received will commence on the day following receipt of the common shares for U.S. federal income tax purposes and will not include any time during which you held the 2029 Debenture.

Constructive distributions. The conversion ratio of the 2029 Debentures may be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the 2029 Debentures, however, generally will not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the 2029 Debentures (including, without limitation, adjustments in respect of taxable dividends to holders of our common shares) will not qualify as being a bona fide reasonable anti-dilution adjustment. If such adjustment is made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of such adjustment. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to non-corporate holders would be eligible for the current preferential rates of U.S. federal income tax applicable in respect of certain dividends or whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. You should consult your tax advisor concerning the tax treatment of such constructive dividends received by you.

Ownership and disposition of our common shares

Dividends. Any distribution made on our common shares will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that you receive a distribution that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, such distribution will be treated first as a non-taxable return of capital reducing your tax basis in your shares. Any such distribution in excess of your tax basis in your shares (determined on a share-by-share basis) generally will be treated as capital gain. Subject to certain exceptions, dividends received by non-corporate U.S. Holders prior to January 1, 2011, will be taxed under current law at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied. Any such dividends received after December 31, 2010 will be taxed at the rate applicable to ordinary income. U.S. Holders that are corporations generally will be eligible for the dividends-received deduction with respect to distributions constituting dividends if certain holding period and other requirements are satisfied.

Sale, redemption or repurchase. You generally will recognize capital gain or loss upon the sale, redemption or other taxable disposition of our common shares in an amount equal to the difference between your adjusted tax basis in the common shares and the sum of the cash plus the fair market value of any property received from such disposition. Such capital gain or loss will be long-term if your holding period in our common shares is more than one year at the time of disposition. A reduced tax rate on long-term capital gain may apply to non-corporate U.S. Holders. The deductibility of capital losses is subject to significant limitations.

Information reporting and backup withholding

Payments of interest (including OID) or dividends and any other reportable payments, possibly including amounts received pursuant to the Exchange and payments of proceeds from the sale, retirement or other disposition of our common shares or notes, may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information, and in some cases, a certification that the recipient is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is timely provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments who is required to supply information but who does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Consequences to exchanging Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

The exchange

Consequences of the Exchange. Subject to the discussion below with respect to accrued interest, you generally will not be subject to U.S. federal income or withholding tax on any gain realized in the Exchange, unless (a) you are an individual who was present in the United States for 183 days or more during the taxable year and certain conditions are met; or (b) such gain is effectively connected with your conduct of a trade or business within the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by you in the United States).

If the first exception applies, to the extent that any gain is taxable (i.e., not deferred under the rules applicable to recapitalizations), you generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which your capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the 2009 Senior Notes.

If the second exception applies, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and, if you are a corporation for U.S. federal income tax purposes, you may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

Accrued interest. Payments made to you pursuant to the Exchange that are attributable to accrued interest on the 2009 Senior Notes generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, an IRS Form W-8BEN or a successor form) establishing that you are not a U.S. person, unless:

(i) you actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

(ii) you are a “controlled foreign corporation” that is a “related person” with respect to us (each, within the meaning of the Code); or

(iii) such interest is effectively connected with your conduct of a trade or business within the United States (in which case, so long as you provide a properly-executed IRS Form W-8ECI (or successor form) to the withholding agent, you (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and if you are a corporation for U.S. federal income tax purposes, you may also be subject to a branch profits tax with respect to your effectively connected earnings and profits that are attributable to interest or OID at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

If you do not qualify for exemption from withholding tax with respect to interest that is not effectively connected income, you generally will be subject to withholding at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on any payments made to you pursuant the Exchange that are attributable to accrued interest. To claim the benefits of a treaty, you must provide a properly-executed IRS Form W-8BEN (or a successor form) prior to the payment. For purposes of providing a properly-executed IRS Form W-8BEN, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Ownership and disposition of the 2029 Debentures

Payments with respect to ownership and disposition of the 2029 Debentures. Subject to the discussion of backup withholding and information reporting below, payments of interest in respect of the 2029 Debentures (including amounts taken into income under the accrual rules described above under “Consequences to exchanging U.S. Holders—Ownership and disposition of the 2029 Debentures —Accrual of income,” a payment of cash and common shares pursuant to a conversion, and any gain from the sale or exchange of a 2029 Debenture that is treated as interest for this purpose) will not be subject to U.S. federal income or withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	we are not a United States real property holding corporation (a “USRPHC”); and

•	you: (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person on IRS Form W-8BEN (or other applicable form); or (ii) hold your 2029 Debentures through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest (including original issue discount) on the 2029 Debentures that is paid to you, unless either: (i) an applicable income tax treaty reduces or eliminates such tax, in which case to avoid withholding, you must claim the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (ii) the interest is effectively connected with your conduct of a trade or business in the United States, in which case to avoid withholding, you must provide an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form). With respect to the third requirement, we believe that we have not been, and we do not expect to become, a USRPHC for U.S. federal income tax purposes.

If you are engaged in a U.S. trade or business and interest (including original issue discount) in respect of a 2029 Debenture is effectively connected with the conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding described above will not apply, provided the appropriate statement is provided to us) generally in the same manner as a U.S. Holder. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will be subject to U.S. federal income tax only if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by you in the United States. In addition, if you are a foreign corporation for U.S. federal income tax purposes, you may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Constructive dividends on 2029 Debentures. You generally will be subject to U.S. federal withholding tax at a 30% rate on income attributable to an adjustment to (or failure to make an adjustment to) the conversion rate of the 2029 Debentures that constitutes a constructive dividend as described in “Consequences to exchanging U.S. Holders—Ownership and disposition of 2029 Debentures—Constructive distributions” above, which tax may be withheld from interest, shares of common stock or proceeds subsequently paid or credited to you, unless either (i) an applicable income tax treaty between the United States and your country of residence reduces or eliminates such tax or (ii) the amount received is U.S. trade or business income, and, in each case, you comply with applicable certification requirements. In the case of the second exception, you generally will be subject to U.S. federal income tax with respect to the constructive dividend on a net income basis at regular graduated rates. Additionally, if you are a corporation, you could be subject to a branch profits tax on such income at a 30% or a lower rate if so specified in an applicable income tax treaty between the United States and your country of residence.

Ownership and disposition of our common shares

Dividends. Any distribution made on our common shares will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on our common shares that are not effectively connected with your conduct of a U.S. trade or business will be subject to U.S. federal withholding tax at a rate of 30% (or a lower treaty rate or exemption from tax, if applicable). You generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN (or suitable successor form) upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate or exemption from tax with respect to such payments. Dividends paid on our common shares that are effectively connected with your conduct of a U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by you in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and, if you are a corporation for U.S. federal income tax purposes, you may also be subject to a branch profits tax with respect to your effectively connected earnings and profits that are attributable to the dividends at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

Sale, redemption or repurchase. You generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition (including a cash redemption) of our common shares unless (1) you are an individual who was present in the United States for 183 days or more during the taxable year and certain conditions are met, (2) such gain is effectively connected with your conduct of a trade or business within the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by you in the United States) or (3) we are or have been a USRPHC at any time within the shorter of the five-year period preceding such disposition or your holding period.

If the first exception applies, you generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which your capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of our common shares.

If the second exception applies, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and if you are a corporation for U.S. federal income tax purposes, you may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

With respect to the third exception, as noted above, we believe that we have not been, and we do not expect to become, a USRPHC for U.S. federal income tax purposes.

Information reporting and backup withholding

You generally will not be subject to backup withholding with respect to payments of interest (including OID) or dividends and any other reportable payments, including amounts received pursuant to the Exchange Offer and payments of proceeds from the sale, retirement or other disposition of our common shares, as long as (1) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person, and (2) you have furnished to the payor or broker a valid IRS Form W-8BEN (or a successor form) certifying, under penalties of perjury, your status as a non-U.S. person or otherwise established an exemption.

Any amounts withheld under the backup withholding rules from a payment should generally be allowed as a credit against your U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. In addition to the foregoing, we generally must report to you and to the IRS the amount of interest (including OID) and dividends paid to you during each calendar year and the amount of tax, if any, withheld from such payments. Copies of the information returns reporting such amounts and withholding may be made available by the IRS to the tax authorities in the country in which you are a resident under the provision of an applicable income tax treaty or other agreement.

Tax consequences to non-exchanging holders

Because the terms of the 2009 Senior Notes will not be modified in connection with the Exchange Offer, the Exchange will not have any U.S. federal income tax consequences for holders of 2009 Senior Notes who do not tender their 2009 Senior Notes or whose 2009 Senior Notes are not accepted for the Exchange.

ERISA Considerations

This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the 2029 Debentures, or a particular investor. Accordingly, each prospective investor should consult with its own counsel in order to understand the ERISA-related issues that affect or may affect the investor with respect to this investment. Furthermore, the Exchange Offer is not a representation by the issuer that an acquisition of the 2029 Debentures meets all legal requirements applicable to investments by employee benefit plans or that such an investment is appropriate for any particular employee benefit plan.

The 2029 Debentures may be purchased and held by, or with the assets of, an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to Title I of ERISA must determine whether the purchase and holding of a 2029 Debenture is consistent with its fiduciary duties under ERISA. The fiduciary of a plan subject to Title I of ERISA, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also consider whether its purchase and holding of the 2029 Debentures will result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or otherwise violate or result in an excise or penalty tax under any similar law governing its investment in the 2029 Debentures. Due to these considerations, each purchaser and transferee of a 2029 Debenture who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the 2029 Debentures that its acquisition and holding of the 2029 Debentures does not constitute or give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or otherwise violate or result in an excise or penalty tax under any similar law governing its investment in the 2029 Debentures.

Interests of directors and executive officers

To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially own any 2009 Senior Notes. Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the 2009 Senior Notes during the 60 days prior to the date hereof.

The Dealer Manager

The Dealer Manager for the Exchange Offer is J.P. Morgan Securities Inc. The address and telephone number for the Dealer Manager are set forth on the back cover of this prospectus. The Dealer Manager for the Exchange Offer will perform services customarily provided by investment banking firms acting as Dealer Manager of exchange offers of a like nature, including, but not limited to, soliciting tenders of 2009 Senior Notes pursuant to the Exchange Offer and communicating generally regarding the Exchange Offer with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the 2009 Senior Notes. The Dealer Manager will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services. We have also agreed to indemnify the Dealer Manager against certain claims and liabilities, including those that may arise under the U.S. federal securities laws.

The Dealer Manager and its affiliates have rendered, and the Dealer Manager may in the future render, various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The Dealer Manager has received, and the Dealer Manager may in the future receive, customary compensation from us and our subsidiaries for such services.

The Dealer Manager and its affiliates may from time to time hold 2009 Senior Notes, our common shares and other securities of ours in their proprietary accounts, which holdings may be substantial. The Dealer Manager and its affiliates currently hold 2009 Senior Notes, and, to the extent they own 2009 Senior Notes in these accounts at the time of the Exchange Offer, the Dealer Manager and its affiliates may tender such 2009 Senior Notes for exchange pursuant to the Exchange Offer. During the course of the Exchange Offer and subject to applicable law, the Dealer Manager and its affiliates may trade 2009 Senior Notes and our common shares or effect transactions in other securities of ours for their own account or for the accounts of their customers. As a result, the Dealer Manager and its affiliates may hold a long or short position in the 2009 Senior Notes, our common shares or other of our securities.

The Exchange Agent

We have appointed U.S. Bank National Association as the Exchange Agent for the Exchange Offer. We have agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the Exchange Offer. We have also agreed to indemnify the Exchange Agent against certain claims and liabilities, including those that may arise under the U.S. federal securities laws. All completed letters of transmittal and requests for assistance in connection with the tender of your 2009 Senior Notes, should be directed to the Exchange Agent as set forth on the back cover of this prospectus.

DELIVERY OF A LETTER OF TRANSMITTAL OR TRANSMISSION OF INSTRUCTIONS TO AN ADDRESS OR FACSIMILE NUMBER OTHER THAN THAT OF THE EXCHANGE AGENT AS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS IS NOT A VALID DELIVERY.

The Information Agent

The Information Agent for the Exchange Offer is D.F. King & Co., Inc. Its address and telephone number are set forth on the back cover of this prospectus. We have agreed to pay the Information Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the Exchange Offer. We have also agreed to indemnify the Information Agent against certain claims and liabilities, including those that may arise under the U.S. federal securities laws. Any requests for assistance in connection with the Exchange Offer or for additional copies of this prospectus, the related letter of transmittal and other materials related to this Exchange Offer, including the form of notice of guaranteed delivery and the form of notice of withdrawal, should be directed to the Information Agent at the addresses set forth on the back cover of this prospectus.

Legal matters

The validity of the 2029 Debentures issuable in the Exchange Offer will be passed upon for us by Jones Day. The validity of the 2029 Debentures issuable in the Exchange Offer will be passed upon for the Dealer Manager by Davis Polk & Wardwell LLP.

Experts

The consolidated financial statements of Convergys Corporation appearing in Convergys Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including the schedule appearing therein) and the effectiveness of Convergys Corporation’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Exchange Agent for the Exchange Offer is:

U.S. Bank National Association

By Overnight Delivery or Mail (Registered or Certified Mail Recommended): US Bank National Association 60 Livingston Ave Attention Specialized Finance St Paul MN 55107	By Hand: US Bank National Association 60 Livingston Ave 1st floor — Bond drop window St Paul MN 55107	By Facsimile Transmission: (651) 495-8097 Attention Specialized Finance Confirm by Telephone: (800) 934-6802

The Information Agent for the Exchange Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 290-6427

Additional copies of this prospectus, the letter of transmittal or other exchange offer materials may be obtained from the Information Agent and will be furnished at our expense. Questions and requests for assistance regarding the procedures to be followed for tendering your 2009 Senior Notes should be directed to the Information Agent. For all other questions, please contact the Dealer Manager.

The Dealer Manager for the Exchange Offer is:

J.P. Morgan Securities Inc.
383 Madison Avenue, 5th Floor
New York, NY 10179
(800) 261-5767